 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1996

                                                     REGISTRATION NO. 333-08397
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             CII TECHNOLOGIES INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     3625                    56-1828272
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)
                               ----------------

                            1396 CHARLOTTE HIGHWAY
                        FAIRVIEW, NORTH CAROLINA 28730
                                (704) 628-1711
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               RAMZI A. DABBAGH
                            CHIEF EXECUTIVE OFFICER
                             CII TECHNOLOGIES INC.
                            1396 CHARLOTTE HIGHWAY
                        FAIRVIEW, NORTH CAROLINA 28730
                                (704) 628-1711
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
         WILSON S. NEELY, ESQ.                   GLENN W. REED, ESQ.
      SIMPSON THACHER & BARTLETT              GARDNER, CARTON & DOUGLAS
         425 LEXINGTON AVENUE                  321 NORTH CLARK STREET
       NEW YORK, NEW YORK 10017                   CHICAGO, ILLINOIS
            (212) 455-2000                         (312) 245-8446

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 2, 1996.

PROSPECTUS

                                3,500,000 SHARES

                         [LOGO] CII TECHNOLOGIES (TM)

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby (the "Offering") are being issued and sold by CII Technologies Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the determination of the initial offering price.

  Application is being made to include the Common Stock in the Nasdaq National Market under the symbol "CIIT."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                    PRICE TO         UNDERWRITING         PROCEEDS TO
                                     PUBLIC          DISCOUNT(1)          COMPANY(2)
-------------------------------------------------------------------------------------
Per Share......................      $                  $                    $
Total(3).......................     $                  $                    $
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $   .
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

  The Common Stock is being offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of certificates for the
shares of Common Stock will be made on or about      , 1996.

WILLIAM BLAIR & COMPANY                                              FURMAN SELZ

                   The date of this Prospectus is      , 1996

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to a 2.5-for-1 stock split of each share of the Company's Common Stock to be effected prior to consummation of the Offering; (ii) assumes the Kilovac Share Exchange (as described under "Certain Relationships and Related Transactions--Kilovac Acquisition") has been completed; and (iii) assumes the Underwriters' over-allotment option is not exercised. See "Underwriting." Unless otherwise indicated, all amounts and statistical information presented herein for fiscal 1995, other than financial statement information and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," is presented on a pro forma basis after giving effect to the acquisitions of Kilovac Corporation ("Kilovac") and the Hartman Electrical Manufacturing Division (the "Hartman Division" or "Hartman") of Figgie International, Inc. ("Figgie"). Unless the context otherwise specifically requires, references to the "Company" include CII Technologies Inc. and its consolidated operating subsidiaries, together with the historical business and operations undertaken by Communications Instruments, Inc. (the "Predecessor").

                                  THE COMPANY

  The Company is a leading designer, manufacturer and marketer of a broad line of high performance electromechanical and electronic products and solenoids for customers in the commercial/industrial equipment, commercial airframe, defense/aerospace, communications, automatic test equipment and automotive industries. The Company's relays are used to control current or signals in electrical and electronic circuits and are technological building blocks for a wide range of products. While the Company is a broad-based supplier of general and special purpose relays and solenoids, it has focused on manufacturing high performance relay products and targeting customized applications of these products to meet the needs of the markets it serves. The Company's high performance relays are sophisticated, complex devices that have been engineered for highly reliable performance over substantial periods of time, often in adverse operating environments. The Company sells its products to more than 2,100 customers, including Boeing, AT&T, Rockwell, Hewlett Packard, McDonnell Douglas and General Motors.

  To further penetrate and expand the size and number of markets that it serves, the Company seeks to leverage its broad product offering, its reputation for quality, innovation and technological leadership, its diverse and efficient manufacturing capabilities and its wide and diversified customer base. In addition, the Company's successful implementation of its acquisition strategy and integration of acquired companies and product lines into its operations have produced significant growth in the Company's revenues. Since its inception in 1980, the Company has completed 13 acquisitions for an aggregate consideration of approximately $36.0 million. In October 1995 the Company acquired Kilovac (the "Kilovac Acquisition") and in July 1996 the Company completed the acquisition of the Hartman Division (the "Hartman Acquisition"). Net sales of Kilovac and Hartman for 1995 represented 21.5% and 25.5%, respectively, of the Company's pro forma net sales for 1995.

  The Company believes that these acquisitions have enabled it to become one of the five largest relay manufacturers in North America. The Company plans to enhance its growth by strategically acquiring product lines and manufacturing operations to obtain new product capabilities and technologies, to further increase market penetration with both existing and new customers, and to expand manufacturing and assembly capabilities.

  Electromechanical and electronic products (which are used to direct and control electrical currents and signal transmissions) and solenoids (which are used to convert electrical energy into mechanical motion) have a myriad of commercial and industrial applications. The Company currently manufactures and assembles more than 750 types of relays and solenoids and believes that it has one of the largest and most diverse product portfolios of any manufacturer in its industry. The Company believes that its sales as a sole source supplier of high performance relays and solenoids represented approximately 53% of its net sales for 1995.

  The Company currently manufactures high performance relays at its four facilities in the United States and general purpose relays at its facility in Mexico. The Company also maintains several subcontracting relationships with manufacturers in the People's Republic of China, and the Company has entered into a joint venture in India which has recently commenced construction of a manufacturing facility. The Company believes that its domestic and international manufacturing capabilities allow it to provide to its customers high quality products at globally competitive prices.

                                  THE OFFERING

Common Stock Offered by
 the Company............  3,500,000 shares
Common Stock to be
 Outstanding After the
 Offering...............  6,500,000 shares (1)
Use of Proceeds.........  Repayment of indebtedness and redemption of preferred stock. See "Use of Proceeds."
Proposed Nasdaq National
 Market Symbol..........  CIIT

--------
(1) Includes 450,000 shares anticipated to be issued upon the completion of this Offering as part of the Kilovac Share Exchange, assuming an initial public offering price of $10.00 per share. The actual number of shares issuable in the Kilovac Share Exchange will be calculated by dividing $4.5 million by the initial public offering price per share in the Offering. See "Certain Relationships and Related Transactions--Kilovac Acquisition."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     FISCAL YEARS  ENDED
                                                        DECEMBER 31,                SIX MONTHS ENDED
                                                 ---------------------------- -----------------------------
                                                                                                    PRO
                         JANUARY 1,   MAY 11,                         PRO                          FORMA
                          1993 TO     1993 TO                        FORMA                      AS ADJUSTED
                          MAY 10,   DECEMBER 31,                  AS ADJUSTED JULY 2,  JUNE 30,  JUNE 30,
                          1993(1)     1993(1)     1994    1995      1995(2)    1995      1996     1996(3)
                         ---------- ------------ ------- -------  ----------- -------  -------- -----------
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............   $8,378     $17,095    $31,523 $39,918    $68,408   $18,568  $27,455    $38,280
 Cost of sales..........    6,684      14,448     24,330  28,687     46,622    13,568   19,011     27,104
                           ------     -------    ------- -------    -------   -------  -------    -------
 Gross profit...........    1,694       2,647      7,193  11,231     21,786     5,000    8,444     11,176
 Selling expenses.......      713       1,344      2,382   3,229      4,961     1,409    2,382      2,538
 General and
  administrative
  expenses..............      586       1,150      2,248   3,334      5,738     1,296    2,369      2,943
 Research and develop-
  ment..................       21          41        103     301      1,463        78      461        461
 Amortization of
  goodwill and other
  intangible assets.....       45         117        177     251        831       110      246        401
 Special compensation
  charge(4).............      --          --         --    1,300      1,300       --       --         --
 Environmental
  expenses(5)...........      --          --         --      951        951       --       --         --
 Special acquisition
  expenses(6)...........      153         266        --    2,064      2,064       915      --         --
                           ------     -------    ------- -------    -------   -------  -------    -------
 Operating income
  (loss)................      176        (271)     2,283    (199)     4,478     1,192    2,986      4,833
 Interest expense.......       77       1,086      1,833   2,997      1,616     1,138    1,820        808
 Other income
  (expense).............       42         --         --        2        (81)        2      201        186
                           ------     -------    ------- -------    -------   -------  -------    -------
 Income (loss) before
  taxes and minority
  interest..............      141      (1,357)       450  (3,194)     2,781        56    1,367      4,211
 Income tax expense
  (benefit).............      --         (499)       178  (1,076)     1,229        22      554      1,693
                           ------     -------    ------- -------    -------   -------  -------    -------
 Net income (loss)......      141        (858)       272  (2,153)     1,552        34      762      2,518
 Preferred stock
  dividend..............      --          102        185     210        --         92      186        --
                           ------     -------    ------- -------    -------   -------  -------    -------
 Net income (loss)
  available for common
  stock.................   $  141     $  (960)   $    87 $(2,363)   $ 1,552   $   (58) $   576    $ 2,518
                           ======     =======    ======= =======    =======   =======  =======    =======
 Pro forma net income
  (loss) per common
  share.................              $  (.38)   $   .03 $  (.93)   $   .24   $  (.02) $   .23    $   .39
                                      =======    ======= =======    =======   =======  =======    =======
 Average shares
  outstanding...........                2,495      2,511   2,536      6,486     2,520    2,550      6,500

                                                       JUNE 30, 1996
                                            ------------------------------------
                                                                    PRO FORMA
                                            ACTUAL   PRO FORMA(7) AS ADJUSTED(3)
                                            -------  ------------ --------------
BALANCE SHEET DATA:
 Working capital........................... $11,598    $17,601       $22,402
 Total assets..............................  49,081     66,231        70,605
 Total debt................................  30,808     43,782        19,754
 Cumulative redeemable preferred stock.....   4,683      4,683           --
 Total stockholders' equity (deficit)......  (1,929)    (1,929)       32,708

--------
 (1) The statement of operations data for the period ended May 10, 1993 represent the results of the Predecessor from January 1, 1993 and the statement of operations data for the period from May 11, 1993 to December 31, 1993 represent the results of the Company. In allocating the purchase price in connection with the CII Acquisition, the Company recorded an increase in inventory to estimated fair market value of $986,000 which was reflected in cost of sales from May 11, 1993 to December 31, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Selected Consolidated Financial Information."
 (2) Gives effect to (i) the Hartman Acquisition and the Kilovac Acquisition,
     (ii) the Kilovac Share Exchange and (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom as described in "Use of Proceeds", including, without limitation, the repayment of debt and the redemption of outstanding cumulative redeemable preferred stock and the elimination of accrued and unpaid dividends in connection therewith, in each case as adjusted to reflect the corresponding tax expenses/benefits associated with such adjustments and as if such transactions had occurred on January 1, 1995. See "Use of Proceeds," "Capitalization," "Pro Forma Condensed Consolidated Financial

  Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions--Kilovac Acquisition" and the Company's Consolidated Financial Statements and the Notes thereto.
 (3) Gives effect to (i) the Hartman Acquisition, (ii) the Kilovac Share Exchange and (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom as described in "Use of Proceeds," including, without limitation, the repayment of debt and the redemption of outstanding cumulative redeemable preferred stock and the elimination of accrued and unpaid dividends in connection therewith, in each case as adjusted to reflect the corresponding tax expenses/benefits associated with such adjustments and as if such transactions had occurred on January 1, 1995 in the case of the statement of operations data and at June 30, 1996 in the case of balance sheet data.
 (4) Reflects a special compensation charge of $1.3 million which represents
     (i) the difference between the purchase price of Common Stock issued to seven employees on December 1, 1995 and the estimated fair market value of such shares (based upon the appraised value on December 1, 1995) and
     (ii) a related special cash bonus granted by the Company to the same seven employees to pay taxes associated with such stock issuances.
 (5) Reflects a non-recurring charge of $951,000 which represents primarily the costs incurred to date and the present value of the estimated future costs payable by the Company over the next 30 years for groundwater remediation at the Fairview facility. See "Business--Environmental Matters."
 (6) Special acquisition expenses in 1993 consist primarily of costs related to the relocation of a facility following the acquisition of Midtex Relays and costs associated with relocating the operations acquired from West Coast Electrical Manufacturing Co. and CP Clare. Such expenses in 1995 include costs primarily related to (i) the relocation of certain assets acquired from HiG Relays and Deutsch Relays, and (ii) the write-off of an agreement with a business development consultant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
 (7) Gives effect to the Hartman Acquisition, as if such event had occurred on June 30, 1996.

                                 RISK FACTORS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. Prospective purchasers of the Common Stock should consider carefully the following specific information, together with the other information set forth in this Prospectus, before purchasing any shares of Common Stock offered hereby.

EXPANSION THROUGH ACQUISITIONS

  The overall relay and solenoid markets are relatively mature and stable. Accordingly, the Company has and will continue to pursue a business strategy of growing its business and product lines through strategic acquisitions in order to grow at a faster rate than the markets it serves. The Company's ability to continue to expand through acquisitions, however, will depend upon the availability of suitable acquisition candidates, the Company's ability to consummate such transactions and, in certain circumstances, the availability of financing on terms acceptable to the Company. There can be no assurance that the Company will be effective in making acquisitions. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results and the market price of the Company's Common Stock. While the Company regularly evaluates potential acquisition candidates in the ordinary course of its business, as of the date of this Prospectus there are no commitments or agreements with respect to any acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Acquisition Strategy."

INTEGRATION OF ACQUIRED BUSINESSES

  The Company seeks to effectively consolidate acquired product lines and assets into its business and, through eliminating overhead and benefiting from synergies with the Company's existing manufacturing techniques and sales force, increase the profit margins of the acquired assets. The success of any acquisition will depend in large part on the Company's ability to effectively integrate the acquired assets into its existing business. Integrating acquired businesses may, for example, result in a loss of customers of the acquired businesses and, if the acquired company has significant losses when purchased, may have a short-term dilutive effect on the Company's results of operations. The process of consolidating acquired businesses requires significant management attention, may place significant demands on the Company's operations, information systems and financial resources, and may also result in costs that may adversely affect the Company's results of operations. The failure to effectively integrate acquired businesses with the Company's operations could adversely affect the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Acquisition Strategy," and "--Sales and Distribution."

RISKS RELATED TO THE HARTMAN ACQUISITION

  In connection with its recently completed Hartman Acquisition, the Company has assumed a contractual obligation to produce and sell relay components of electrical load management systems. This contract accounted for $1.4 million, or 8.0%, of Hartman's revenues for fiscal 1995 and, for the first six months of 1996, $2.3 million, or 21.3%, of Hartman's revenues (6.0% of the Company's pro forma net sales for the first six months of 1996). This contract is unprofitable, and, in connection with the Hartman Acquisition, the Company has assumed a reserve previously established by Hartman of approximately $2.6 million in anticipation of losses that the Company expects to incur as this contract is fulfilled over the next two years. To the extent that actual losses attributable to this contract exceed the amount reserved therefor, the Company's results of operations may be adversely affected. A decline in purchases made under this contract could adversely affect profitability if Hartman is not able to reduce its fixed costs or if the Company does not increase revenue to offset the loss of this contract.

  Due to the nature of the industry that Hartman serves, its customer base is highly concentrated. Approximately 86% and 91% of net sales in 1994 and 1995, respectively, were to Hartman's ten largest customers. Four customers in 1994 and three customers in 1995 exceeded 10% of Hartman's net sales. Sales to these customers accounted for 47.9% of net sales in 1994 and 47.0% of net sales in 1995. The loss of one or more of these customers could have a material adverse effect on the Company's result of operations.

INTERNATIONAL OPERATIONS AND FOREIGN INSTABILITY

  General. In fiscal 1995, approximately 21.6% of the Company's cost of sales was attributable to operations located outside the United States, consisting primarily of the operations of the Company's Midtex Division located in Juarez, Mexico and the operations of several Asian-based subcontractors which supply the Company with finished goods, sub-assemblies and raw materials. Foreign manufacturing is subject to various risks, including exposure to currency fluctuations, political and economic instability, the imposition of foreign tariffs and other trade barriers, and changes in governmental policies. While the Company has not historically experienced material adverse effects due to its foreign operations, the Company's foreign operations may incur increased costs and experience delays or disruptions in product deliveries that could cause loss of revenue and damage to customer relationships.

  A portion of the Company's cost of sales and net sales is derived from international operations which are conducted in foreign currencies. Changes in the value of these foreign currencies relative to the U.S. dollar in the past have affected, and in the future may affect, the Company's results of operations and financial position. In fiscal 1995, the devaluation of the Mexican peso relative to the U.S. dollar had a favorable impact on the Company's results of operations. An increase in the value of the peso relative to the U.S. dollar in the future may have an adverse effect on the Company's results of operations. The Company has not engaged in currency hedging transactions in the past, though it may undertake currency hedging in the future.

  A significant portion of the Company's manufacturing, testing, and assembly operations are performed in Mexico and by subcontractors located in China, India, Taiwan, and Japan. In certain of these locations, there is a limited pool of skilled workers. There can be no assurance that the Company or its subcontractors will be able to continue to hire and train sufficiently skilled personnel as the Company expands its international manufacturing operations.

  Mexico. Mexico has recently experienced economic, political and civil instability that have contributed to the devaluation of the peso, as well as other adverse economic and social effects. In fiscal 1995, approximately 13.1% of the Company's products were manufactured or assembled in its facility in Juarez, Mexico, where approximately one-fourth of the Company's total labor force is located. While the Company believes that it has adequate access to and from Mexico to transport partially finished and fully assembled goods, any disruption in the political or economic stability of that country could substantially and adversely affect the Company's operations. While the Company believes that its relations with its Mexican work force is good, economic instability and the devaluation of the peso may have a destabilizing effect on the workforce which could have a material adverse effect on the Company.

  China. A portion of the Company's general purpose relays, solenoids and sub-assemblies are produced in subcontract facilities in China. Since 1980, China has enjoyed "most favored nation" ("MFN") status under United States tariff laws, which provides the most favorable category of United States import duties. China's MFN status is annually reviewed by Congress. The loss of MFN status for China would result in a substantial increase in the duty for products manufactured in China and imported into the United States. The Company retains a business agent in China to assist the Company in developing subcontracting arrangements. The Company believes that the loss of China's MFN status or the services of the Company's agent in China is not likely to have a long-term adverse effect on the Company's business because the Company is prepared to shift its manufacturing to other countries or develop relationships with new business agents. However, such a loss in either case could have a short-term adverse effect until alternative manufacturing or business arrangements could be made.

  India. The Company expects the Indian Joint Venture to commence production of relays in the third quarter of 1996. The Company trained the employees of the Indian Joint Venture in its North Carolina facilities and has transferred the assembly equipment for certain of its product lines to the Indian Joint Venture's facility. India has from time to time experienced social and civil unrest relating to ethnic, religious and political differences among India's population. This unrest has occasionally caused significant economic disruptions within India. Future changes in government policies, and social, political, economic or other future developments in or affecting India may adversely affect the operations of, and the Company's economic interest in, the Indian Joint Venture. The Company does not have a controlling interest in the Indian Joint Venture. In addition, there can be no assurance that the operations of the Indian Joint Venture will support the manufacturing capability and international sales objectives of the Company. See "Business-- Facilities--Indian Joint Venture."

DEPENDENCE ON INDEPENDENT SALES REPRESENTATIVES AND DISTRIBUTORS

  The Company conducts virtually all of its sales through independent sales representatives and distributors. The Company's distributors are not subject to minimum purchase requirements and certain of these distributors sell competing products. The sales representatives and distributors can discontinue marketing the Company's products with minimal notice. The loss of, or a significant reduction in sales volume through, one or more of the Company's independent sales representatives or distributors could have a material adverse effect on the Company's operating results. See "Business--Sales and Distribution."

DEPENDENCE ON SENIOR MANAGEMENT

  The Company's future performance will depend, in part, upon the efforts and abilities of the Company's senior management employees. The loss of service of one or more of these persons could have an adverse effect on the Company's business and development. The Company has entered into employment agreements with Ramzi A. Dabbagh (the Company's Chairman, President and Chief Executive Officer) and G. Daniel Taylor (the Company's Executive Vice President of Business Development), each of which agreements terminates in May 1998, and the Company maintains key-man life insurance on Messrs. Dabbagh and Taylor. The Company has also entered into employment agreements with Michael A. Steinback (President of the CII Division) and David Henning (Chief Financial Officer of the Company), which agreements expire in April 1997 and December 1996, respectively, and are automatically renewed each year. The success of certain recent and future acquisitions completed by the Company may also depend, in part, on the Company's ability to retain key management of the acquired businesses. The President of the Kilovac Division, Douglas Campbell, is expected to leave his position upon the expiration of his employment agreement in December 1996. The Company has selected a senior member of the management team of the Kilovac Division to replace Mr. Campbell and has entered into employment agreements with four key executives of the Kilovac Division, each of which expires on October 31, 1998. See "Management-- Employment Agreements."

COMPETITION

  The markets in which the Company operates are highly competitive. Several of the Company's competitors have greater financial, marketing, manufacturing and distribution resources than those of the Company. There can be no assurance that the Company will be able to compete successfully in the future against its existing competitors or that the Company will not experience increased price competition, which could adversely affect the Company's results of operations. The Company also faces competition for acquisition opportunities from its large competitors. Barriers to entry exist in the high performance relay markets in the form of stringent commercial and military qualifications required to sell products to certain customers or for certain applications. The Company holds military qualifications (QPL) for 29 of its product types. Obtaining and maintaining these qualifications is contingent upon successful completion of rigorous facility and product testing on a regular basis and at significant cost. The elimination by the military or certain commercial customers of such qualification requirements would lower these barriers to entry and enable other relay manufacturers to sell products to such customers. See "Business--Competition."

COMPLIANCE WITH MILITARY QUALIFICATIONS

  During 1995, approximately $9.7 million (14.2%) of the Company's total revenue was derived from the sale of military qualified products. Maintaining military qualifications is dependent upon successful completion of rigorous environmental and life testing of the Company's qualified products on a regular basis. From time to time, test failures occur in specific lots of relays which exceed a predetermined statistical limit. When that occurs the Company interrupts the production and shipping of the individual family of products involved while the cause of the failures is investigated and corrected. The Company does not resume production and shipment until the report of the incident and a corrective action plan has been approved by the governmental authority responsible for product qualifications. Historically, such problems have occurred infrequently and production delays have been brief. If a testing problem occurs in the future which cannot be resolved quickly or if a proposed corrective action is not acceptable to the government, production and shipping delays could be extended and the operations of the Company could be adversely affected.

DEPENDENCE ON RAW MATERIALS AND LIMITED OR SOLE SOURCE SUPPLIERS

  The Company's business is dependent upon maintaining access to adequate supplies of certain raw materials, such as copper, silver, gold, palladium, tin, iron, nickel, magnesium, cobalt and/or alloys of those raw materials. The Company also requires specific types of plastic and ceramic materials and glass for the manufacture of its products. Certain grades of these materials are obtained from limited or single source suppliers. The Company does not have long-term guaranteed supply agreements with its suppliers. While the Company has not previously experienced significant interruptions in raw material supplies, there can be no assurance that in the future significant disruption or termination of the supply of these materials or a significant increase in cost of these materials will not occur, which could result in a material adverse effect on the Company's operations.

UNCERTAINTY OF INTELLECTUAL PROPERTY PROTECTION AND POSITION

  The Company holds seven patents and has a number of applications for patents pending. There can be no assurance that the Company's patents will prove to be enforceable, that any patents will be issued with respect to those for which applications have been made, or that competitors will not develop functionally similar devices outside the protection of any patents the Company has or may obtain. The Company has from time to time received, and may in the future receive, communications from third parties alleging that certain of the Company's products or technologies infringe the proprietary rights of such third parties. There can be no assurance that the Company is not infringing the proprietary rights of any third party. In addition, there can be no assurance that, if the Company is so infringing the property rights of any third party, a license to such rights would be available on commercially reasonable terms, if at all. In the event of any such infringement, the Company's results of operations could be materially and adversely affected. See "Business--Proprietary Rights."

TECHNICAL OBSOLESCENCE

  The markets for the Company's products are characterized by technological change and new product introductions. To remain competitive, the Company must continue to develop new process and manufacturing capabilities to meet customers' needs and new product requirements, continue to enhance existing products and introduce new products that reduce size, increase performance and reliability and allow for improved manufacturing efficiency. If the Company is unable to develop such new capabilities, or is unable to design, develop and introduce competitive new products on a timely basis, its future operating results may be materially and adversely affected.

ENVIRONMENTAL MATTERS

  The Company is subject to various foreign, federal, state and local environmental laws and regulations. The Company believes its operations are in material compliance with such laws and regulations. However, there can be no assurance that violations will not occur or be identified, or that environmental laws and regulations will not change in the future, in a manner that could materially and adversely affect the Company.

  Under certain circumstances, such environmental laws and regulations may also impose joint and several liability for investigation and remediation of contamination at locations owned or operated by the Company or its predecessors, or at locations at which wastes or other contamination attributable to the Company or its predecessors have come to be located. The Company can give no assurance that such liability at facilities the Company currently owns or operates, or at other locations, will not arise or be asserted against the Company or entities for which it may be responsible. Such other locations could include, for example, facilities formerly owned or operated by the Company (or an entity or business that the Company has acquired), or locations to which wastes generated by the Company (or an entity or business that the Company has acquired) have been sent. The Company has been identified as a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), for investigation and remediation costs at two sites neither owned nor operated by the Company. In addition, soil and groundwater contamination has been identified at and about the Company's Fairview, North Carolina facility, and that site has been included in the North Carolina Department of Environmental, Health, & Natural Resources' Inactive Hazardous Waste Sites Priority List. The Mansfield, Ohio property, at which the Company recently has acquired operations in connection with the Hartman Acquisition, may contain contamination at levels that will require further investigation and may require soil and/or groundwater remediation. At each of these locations, the Company could become subject to liability that, except under certain circumstances, is joint and several for the total cost of investigating and remediating the site. Such liability, or liability at locations yet to be identified, could under certain circumstances materially and adversely affect the Company. See "Business--Environmental Matters."

CONTROL BY PRINCIPAL STOCKHOLDERS

  Upon completion of the Offering, CII Associates, L.P. (the "Partnership") will own in the aggregate approximately 33.1% of the outstanding Common Stock of the Company (and 30.6% of the outstanding Common Stock if the Underwriters exercise their over-allotment option in full). Consequently, the Partnership, through its Common Stock holdings and its representation on the current Board of Directors, which includes three nominees designated by it, may exercise significant influence over the policies and direction of the Company. See "Ownership of Common Stock."

USE OF PROCEEDS TO REPAY DEBT OWING TO EXISTING STOCKHOLDERS

  After the application of approximately $17.5 million of the net proceeds (including approximately $700,000 for the success fee) to repay a portion of amounts owing to its senior lenders, $1.45 million of the net proceeds will be used to repay promissory notes held by Mr. Dabbagh and three other original stockholders of the Predecessor. In addition, $7.5 million of the net proceeds will be used to repay amounts owing under the Company's subordinated promissory notes held by CII Associates, L.P. (the "Partnership"), which is controlled by Stonebridge Partners and is the Company's principal stockholder, and $4.7 million of the net proceeds will be used to redeem all of the Company's outstanding Preferred Stock, including accrued and unpaid dividends, held by the Partnership. See "Use of Proceeds" and "Ownership of Common Stock."

ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation and Bylaws of the Company, as expected to be amended prior to consummation of the Offering, will contain special notice and other provisions the effect of which could be to discourage non-negotiated takeover attempts, which some stockholders might otherwise deem to be in their interests. As a Delaware corporation, the Company is also subject to certain provisions of Delaware corporation law which may also discourage or make more difficult a takeover attempt. See "Description of Capital Stock--Certain Certificate of Incorporation, Bylaw and Statutory Provisions Affecting Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET
PRICES

  Upon completion of the Offering, the Company will have 6,500,000 shares of Common Stock outstanding (7,025,000 if the Underwriters' over-allotment option is exercised in full). The 3,500,000 shares of Common

Stock offered hereby (plus an additional 525,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act, by persons other than "affiliates" (as defined under the Securities Act) of the Company. All the remaining 3,000,000 shares of Common Stock are "restricted securities," as that term is defined under Rule 144 ("Rule 144") promulgated under the Securities Act, and must be sold pursuant to Rule 144 or another exemption from registration under the Securities Act. Substantially all of such restricted securities will be subject to "lock-up" agreements under which the holders of such shares will agree not to sell or otherwise dispose of any shares of Common Stock for a period of 365 days without the prior written consent of the Representatives of the Underwriters. In addition, the 3,000,000 shares of Common Stock held by the Company's current stockholders and the participants in the Kilovac Share Exchange have certain rights with respect to the registration of their restricted securities under the Securities Act. See "Certain Relationships and Related Transactions--Registration Rights" and "Underwriting."

  No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of additional equity securities. See "Shares Eligible for Future Sale."

DILUTION

  The estimated initial public offering price is higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate dilution in net tangible book value per share of Common Stock of approximately $7.86. See "Dilution."

NO PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active public market will develop for the Common Stock after the Offering. The initial public offering price will be determined through negotiations among the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for factors to be considered in determining the initial public offering price of the Common Stock.

                                  THE COMPANY

OVERVIEW

  The Company is a leading designer, manufacturer and marketer of a broad line of high performance electromechanical and electronic products and solenoids for customers in the commercial/industrial equipment, commercial airframe, defense/aerospace, communications, automatic test equipment and automotive industries. The Company's relays are used to control current or signals in electrical and electronic circuits, and are technological building blocks for a wide range of products. While the Company is a broad-based supplier of general and special purpose relays and solenoids, it has focused on manufacturing high performance relay products and targeting customized applications of these products to meet the needs of the markets it serves. The Company's high performance relays are sophisticated, complex devices that have been engineered for highly reliable performance over substantial periods of time, often in adverse operating environments. The Company sells its products to more than 2,100 customers including Boeing, AT&T, Rockwell, Hewlett Packard, McDonnell Douglas and General Motors.

  Relays are electrically operated switches which are used to control current or signals in electrical or electronic circuits. Solenoids are electromechanical devices which convert electric power into mechanical motion. Because relays and solenoids are used to perform a basic function, they are found in thousands of electrical and electronic devices. The Company's business strategy has been to focus on providing high performance, highly reliable products with sophisticated and customized applications. The operations of the Company are conducted through its CII division, which manufactures high performance signal level relays and solenoids (the "CII Division"); the Midtex division, which manufactures general purpose relays (the "Midtex Division"); the Kilovac division, which manufactures high performance high voltage relays (the "Kilovac Division"); and the Hartman Division, which manufactures high performance high current relays.

  Communications Instruments, Inc. was initially formed in 1980 by Ramzi Dabbagh (the Chairman, President and Chief Executive Officer of the Company) and a group of private investors. The Company made its initial acquisition of several relay and switch products from the CP Clare division of General Instruments in 1980, and, since that initial acquisition, Mr. Dabbagh and his management team have pursued a growth strategy of acquiring manufacturers of relay products and related components, often consolidating the acquired companies and/or their product lines into the Company's manufacturing facilities, and eliminating significant overhead. The Company has completed 13 acquisitions since 1980 for an aggregate consideration of approximately $36.0 million, including the purchase of stand-alone companies, divisions of larger companies and individual product lines. The Company believes that these acquisitions have enabled it to become one of the five largest relay manufacturers in North America.

  In order to provide liquidity for the original shareholder group and position the Company for future growth, Stonebridge Partners, together with the management team, acquired the Predecessor in May 1993 (the "CII Acquisition"). Since the CII Acquisition, the Company has acquired a high performance relay product line of Deutsch Relays Inc. (the "Deutsch Acquisition"), purchased certain assets of HiG Relays Inc. (the "HiG Acquisition") and purchased in October 1995 an 80% interest in Kilovac, a California-based relay manufacturer. Kilovac is a leading global supplier of high voltage and direct current relays. See "Certain Relationships and Related Transactions--Kilovac Acquisition." In July 1996 the Company purchased from Figgie the assets of its Hartman Division. Hartman is a leading manufacturer of high performance power relays with high current switching capability. These high performance power relays have applications in the primary and secondary power distribution circuits used in the commercial and military airframe, aerospace and rail transportation industries. A significant portion of Hartman's products are custom designed to meet customer requirements and specifications. The Company believes that Hartman derived approximately 75% of its 1995 revenues from sales as a sole source supplier. The Company also recently acquired a 28% interest in a joint venture, CII Guardian International Limited, to be operated in India with Guardian Controls Ltd., a company with which the Company has had a longstanding business relationship (the "Indian Joint Venture"). The Indian Joint Venture facility is expected to commence production of relays for the Company's global markets in the third quarter of 1996 and thereafter expand into manufacturing of sub-assemblies and solenoids. The Company has also developed manufacturing capability in The People's Republic of China ("China") through subcontracting arrangements with five manufacturers, which provide general purpose relays, sub-assemblies and solenoids to the Company.

  The Company's executive offices are located at 1396 Charlotte Highway, Fairview, North Carolina, 28730, and its telephone number is (704) 628-1711.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be $31.2 million (assuming an initial public offering price of $10.00 per share), after deducting the estimated underwriting discounts and estimated offering expenses payable by the Company.

  The Company intends to use the net proceeds of the Offering as follows: (i) approximately $16.8 million will be used to repay a portion of the $36.5 million owing under the Company's senior credit facility (the "Credit Facility"), approximately $9.8 million of which was incurred in October 1995 to finance the Kilovac Acquisition and approximately $13.0 million of which was incurred in July 1996 to finance the Hartman Acquisition;
(ii) approximately $1.45 million will be used to repay senior subordinated promissory notes held by Mr. Dabbagh and three other original shareholders of the Predecessor (the "Seller Notes"); (iii) approximately $1.7 million will be used to repay the senior subordinated promissory note issued by the Company to the Partnership on October 11, 1995 in connection with the Kilovac Acquisition (the "Kilovac Note"); (iv) approximately $5.5 million will be used to repay amounts (including interest) owing under the promissory note issued by the Company to the Partnership in connection with the CII Acquisition (the "CII Note"); (v) $300,000 will be used to repay three subordinated promissory notes issued by the Company and held by the Partnership (the "Capital Notes"); and
(vi) approximately $4.7 million will be used to redeem all of the Company's outstanding Cumulative Redeemable Preferred Stock held by the Partnership, including accrued and unpaid dividends. In connection with the consummation of the initial public offering, the Company will also pay to its senior lenders a success fee in the amount of $700,000 (based on the assumed initial public offering price).

  The amounts outstanding under the Credit Facility are due on July 2, 2001, and consist of revolving loans bearing interest at the lender's reference rate plus 1.5% per annum, as well as term loans bearing interest at the lender's reference rate plus 2% per annum. The Seller Notes and the Capital Notes each bear interest at 9.25% per annum and mature on May 11, 2003. The CII Note bears interest at 9.25% per annum and one-half of the unpaid principal of such note is due on each of May 31, 2002 and May 31, 2003. The Kilovac Note also bears interest at 9.25% per annum, and one-half of the unpaid principal on that note is due on each of October 11, 2004 and October 11, 2005. Amounts due under the CII Note and the Kilovac Note, $1.4 million and $115,000, respectively, represent accrued and unpaid interest, bearing interest, in each case, at an 11.75% per annum penalty rate.

  If the Underwriters' over-allotment is exercised, the additional proceeds received will be used by the Company to repay amounts owing to its senior bank lenders under the Credit Facility.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock in the past and currently intends to retain its earnings to finance future acquisitions and for general corporate purposes and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial condition, capital and other cash requirements and such other factors as the Board of Directors deems relevant at such time. The Company's credit facilities have in the past and are likely to continue to contain significant restrictions on the Company's ability to pay cash dividends.

                                CAPITALIZATION

  The following table sets forth the short-term debt and consolidated capitalization of the Company (i) as of June 30, 1996 and (ii) as adjusted to give effect to (a) the Kilovac Share Exchange, (b) the Hartman Acquisition and
(c) the sale of 3,500,000 shares of the Common Stock at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                         JUNE 30, 1996
                                                    --------------------------
                                                     ACTUAL       AS ADJUSTED
                                                    -----------  -------------
                                                    (DOLLARS IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt(1)............. $     3,037    $        37
                                                    ===========    ===========
Long-term obligations(1):
  Revolving loans(2)............................... $     7,548    $     7,694
  Term loans.......................................      12,750         12,000
  Seller Notes.....................................       1,450            --
  Capital Notes....................................         300            --
  Capitalized lease obligation.....................          23             23
  Subordinated notes payable to the Partnership....       5,700            --
                                                    -----------    -----------
    Total long-term debt...........................      27,771         19,717
  Accrued interest on subordinated note............       1,470            --
  Cumulative Redeemable Preferred Stock, $.01 par
   value, 170,000 shares authorized; 40,000 shares
   Preferred Stock and 40,000 shares Preferred
   Stock Series A issued and outstanding, actual;
   5,000,000 shares authorized
   and none issued and outstanding, as
   adjusted(3).....................................       4,683            --
  Common stock, $.01 par value, subject to put
   options, 400,000 shares issued and
   outstanding(4)..................................         165            --
                                                    -----------    -----------
    Total long-term obligations....................      34,089         19,717
Stockholders' equity (deficit):
  Common stock, $.01 par value, 2,150,000 shares
   authorized and 2,150,000 shares issued and
   outstanding, actual; and 25,000,000 shares
   authorized and 6,500,000 shares issued and
   outstanding, as adjusted........................          22             65
  Additional paid-in capital.......................         745         36,517
  Retained earnings (deficit)......................      (2,660)        (3,838)
  Currency translation adjustment..................         (36)           (36)
                                                    -----------    -----------
    Total stockholders' equity (deficit)...........      (1,929)        32,708
                                                    -----------    -----------
      Total capitalization......................... $    32,160    $    52,425
                                                    ===========    ===========

--------
(1) For a further description of the Company's debt, see Note 5 of Notes to Consolidated Financial Statements.
(2) Approximately $13.0 million of the proceeds from the Offering will be used to repay amounts incurred in July 1996 to finance the Hartman Acquisition. Shortly after the consummation of the Offering, the Company expects to amend its senior credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(3) Includes accrued and unpaid dividends on the Cumulative Redeemable Preferred Stock in the amount of $683,000.
(4) See Note 11 of Notes to Consolidated Financial Statements.

                                   DILUTION

  As of June 30, 1996, the net tangible book value (deficit) applicable to the Company's Common Stock, giving effect to the Hartman Acquisition and the Kilovac Share Exchange, was $(22.1) million, or $(7.38) per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock outstanding at that date, in each case giving effect to the Hartman Acquisition and the Kilovac Share Exchange as if such transactions occurred on June 30, 1996. After giving effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share) and the application of the net proceeds therefrom, the pro forma net tangible book value applicable to the Company's Common Stock as of June 30, 1996 would have been $13.9 million or $2.14 per share. This represents an immediate increase in pro forma net tangible book value of $9.52 per share to existing stockholders and an immediate dilution of $7.86 per share to investors purchasing shares in the Offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.................          $10.00
  Net tangible book value (deficit) per share before the Offer-
   ing..........................................................  $(7.38)
  Increase per share attributable to new investors..............    9.52
                                                                  ------
Pro forma net tangible book value per share after the Offering..            2.14
                                                                          ------
Dilution per share to new investors.............................          $ 7.86
                                                                          ======

  The following table summarizes on a pro forma basis as of June 30, 1996, the difference between the effective cash consideration paid by the Company's existing stockholders for shares of Common Stock and the consideration paid by the purchasers of the 3,500,000 shares of Common Stock to be sold by the Company in the Offering, and non-cash consideration paid by the participants in the Kilovac Share Exchange:

                             SHARES PURCHASED  TOTAL CONSIDERATION     AVERAGE
                             ----------------- ----------------------   PRICE
                              NUMBER   PERCENT   AMOUNT       PERCENT PER SHARE
                             --------- ------- -----------    ------- ---------
Existing stockholders......  2,550,000   39.2% $ 1,025,600       2.5%   $ .40
New investors..............  3,500,000   53.9   35,000,000      86.4    10.00
Participants in the Kilovac
 Share Exchange............    450,000    6.9    4,500,000(1)   11.1    10.00
                             ---------  -----  -----------     -----
  Total....................  6,500,000  100.0% $40,525,600     100.0%
                             =========  =====  ===========     =====

--------
(1) Reflects non-cash consideration recorded in respect of the issuance of 450,000 shares of Common Stock in exchange for the 20% interest in Kilovac not currently owned by the Company.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information as of the dates and for the periods indicated were derived from the audited consolidated financial statements of the Company, except data as of, and for the six months ended, July 2, 1995 and June 30, 1996 which were derived from the unaudited consolidated financial statements of the Company but include all adjustments (consisting of normal recurring adjustments) which management considers necessary for a full presentation of results for these periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results of operations that may be expected for the full year. The following selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto, appearing elsewhere in this Prospectus.

                              PREDECESSOR                                          COMPANY
                   --------------------------------- ------------------------------------------------------------------------
                                                                  FISCAL YEARS ENDED DECEMBER
                                                                              31,                    SIX MONTHS ENDED
                                                                  ----------------------------- -----------------------------
                    FISCAL       NINE                                                                                 PRO
                     YEAR       MONTHS    JANUARY 1,   MAY 11,                          PRO                          FORMA
                     ENDED      ENDED      1993 TO     1993 TO                         FORMA              JUNE    AS ADJUSTED
                   MARCH 31, DECEMBER 31,  MAY 10,   DECEMBER 31,                   AS ADJUSTED JULY 2,    30,     JUNE 30,
                     1992      1992(1)     1993(2)     1993(2)     1994     1995      1995(3)    1995     1996      1996(4)
                   --------- ------------ ---------- ------------ -------  -------  ----------- -------  -------  -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
 Net sales.......   $20,318    $15,346     $ 8,378     $17,095    $31,523  $39,918    $68,408   $18,568  $27,455    $38,280
 Cost of sales...    14,214     10,270       6,684      14,448     24,330   28,687     46,622    13,568   19,011     27,104
                    -------    -------     -------     -------    -------  -------    -------   -------  -------    -------
 Gross profit....     6,104      5,076       1,694       2,647      7,193   11,231     21,786     5,000    8,444     11,176
 Selling
  expenses.......     1,381      1,065         713       1,344      2,382    3,229      4,961     1,409    2,382      2,538
 General and
  administrative
  expenses.......     1,253        842         586       1,150      2,248    3,334      5,738     1,296    2,369      2,943
 Research and
  development....        77         44          21          41        103      301      1,463        78      461        461
 Amortization of
  goodwill and
  other
  intangible
  assets.........        70         53          45         117        177      251        831       110      246        401
 Special
  compensation
  charge(5)......       --         --          --          --         --     1,300      1,300       --       --         --
 Environmental
  expenses(6)....       --         --          --          --         --       951        951       --       --         --
 Special
  acquisition
  expenses(7)....       --         --          153         266        --     2,064      2,064       915      --         --
                    -------    -------     -------     -------    -------  -------    -------   -------  -------    -------
 Operating income
  (loss).........     3,323      3,072         176        (271)     2,283     (199)     4,478     1,192    2,986      4,833
 Interest
  expense........       289         93          77       1,086      1,833    2,997      1,616     1,138    1,820        808
 Other income
  (expense)......        14        100          42         --         --         2        (81)        2      201        186
                    -------    -------     -------     -------    -------  -------    -------   -------  -------    -------
 Income (loss)
  before taxes
  and minority
  interest.......     3,048      3,079         141      (1,357)       450   (3,194)     2,781        56    1,367      4,211
 Income tax
  expense
  (benefit)......       --         --          --         (499)       178   (1,076)     1,229        22      554      1,693
 Income
  applicable to
  minority
  interest in net
  income of
  subsidiary.....       --         --          --          --         --        35        --        --        51        --
                    -------    -------     -------     -------    -------  -------    -------   -------  -------    -------
 Net income
  (loss).........     3,048      3,079         141        (858)       272   (2,153)     1,552        34      762      2,518
 Preferred stock
  dividend.......       --         --          --          102        185      210        --         92      186        --
                    -------    -------     -------     -------    -------  -------    -------   -------  -------    -------
 Net income
  (loss)
  available for
  common stock...   $ 3,048    $ 3,079     $   141     $ (960)    $    87  $(2,363)   $ 1,552   $   (58) $   576    $ 2,518
                    =======    =======     =======     =======    =======  =======    =======   =======  =======    =======
 Pro forma net
  income (loss)
  per common
  share..........                                      $  (.38)   $   .03  $  (.93)   $   .24   $  (.02) $   .23    $   .39
                                                       =======    =======  =======    =======   =======  =======    =======
 Average shares
  outstanding....                                        2,495      2,511    2,536      6,486     2,520    2,550      6,500

BALANCE SHEET
 DATA:
 (AT PERIOD END)
 Working
  capital........   $ 6,284    $ 6,853     $ 8,235     $ 7,313    $ 7,659  $ 9,904              $ 9,810
 Total assets....    11,561     10,825      14,593      25,425     26,836   48,986               29,167
 Total debt......     2,451      1,065       4,292      17,393     17,947   30,902               19,835
 Cumulative
  redeemable
  preferred
  stock..........       --         --          --        2,102      2,287    4,497                2,379
 Total
  stockholders'
  equity
  (deficit)......     6,958      8,538       7,782        (969)      (837)  (2,505)                (916)

                                  COMPANY
                     -----------------------------------
                             SIX MONTHS ENDED
                     -----------------------------------
                               JUNE 30, 1996
                     -----------------------------------
                                  PRO       PRO FORMA
                     ACTUAL    FORMA(8)   AS ADJUSTED(4)
                     -------  ----------- --------------
BALANCE SHEET
 DATA:
 (AT PERIOD END)
 Working
  capital........    $11,598    $17,601      $22,402
 Total assets....     49,081     66,231       70,605
 Total debt......     30,808     43,782       19,754
 Cumulative
  redeemable
  preferred
  stock..........      4,683      4,683          --
 Total
  stockholders'
  equity
  (deficit)......     (1,929)    (1,929)      32,708

--------
 (1) Reflects the change of the Predecessor's fiscal year end from March 31 to December 31.
 (2) The statement of operations data for the period ended May 10, 1993 represent the results of the Predecessor from January 1, 1993 and the statement of operations data for the period from May 11, 1993 to December 31, 1993 represent the results of the Company. In allocating the purchase price for the CII Acquisition, the Company recorded an increase in inventory of $986,000 which was reflected in cost of sales from May 11,1993 to December 31, 1993 due to the revaluation of inventory to fair market value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
 (3) Gives effect to (i) the Hartman Acquisition and the Kilovac Acquisition,
     (ii) the Kilovac Share Exchange and (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom, as described in "Use of Proceeds" including, without limitation, the repayment of a portion of outstanding debt and the redemption of outstanding cumulative redeemable preferred stock and the elimination of accrued and unpaid dividends in connection therewith, in each case as adjusted to reflect the corresponding tax benefits associated with such adjustments and as if such transactions had occurred on January 1, 1995. See "Use of Proceeds," "Capitalization," "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions--Kilovac Acquisition" and the Company's Consolidated Financial Statements and the Notes thereto.
 (4) Gives effect to (i) the Hartman Acquisition, (ii) the Kilovac Share Exchange and (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom as described in "Use of Proceeds," including, without limitation, the repayment of debt and the redemption of outstanding cumulative redeemable preferred stock and the elimination of accrued and unpaid dividends in connection therewith, in each case as adjusted to reflect the corresponding tax expenses/benefits associated with such adjustments and as if such transactions had occurred on January 1, 1995 in the case of the statement of operations data, and at June 30, 1996 in the case of balance sheet data.
 (5) Reflects a special compensation charge of $1.3 million which represents
     (i) the difference between the purchase price of Common Stock issued to seven employees on December 1, 1995 and the estimated fair market value of such shares (based upon the appraised value on December 1, 1995) and
     (ii) a related special cash bonus granted by the Company to the same seven employees to pay taxes associated with such stock issuances.
 (6) Reflects a non-recurring charge of $951,000 which represents primarily the costs incurred to date and the present value of the estimated future costs payable by the Company over the next 30 years for groundwater remediation at the Fairview facility. See "Business--Environmental Matters."
 (7) Special acquisition expenses in 1993 consist primarily of costs related to the relocation of a facility following the acquisition of Midtex Relays and costs associated with relocating the operations acquired from West Coast Electrical Manufacturing Co. and CP Clare. Such expenses in 1995 include costs primarily related to (i) the relocation of certain assets acquired from HiG Relays and Deutsch Relays and (ii) the write-off of an agreement with a business development consultant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
 (8) Gives effect to the Hartman Acquisition, as if such event had occurred on June 30, 1996.

            PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

  The pro forma condensed consolidated statement of operations data for the fiscal year ended December 31, 1995 gives effect to (i) the October 1995 purchase of 80% of the outstanding capital stock of Kilovac ($14.5 million plus expenses); (ii) the July 1996 purchase of the assets of Figgie's Hartman Division ($12.0 million plus expenses); (iii) the Kilovac Share Exchange ($4.5 million of stock plus expenses); and (iv) the initial public offering of 3,500,000 shares of the Company's Common Stock at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom as follows: the repayment of debt owing under the Credit Facility (approximately $16.8 million), the repayment of amounts (including interest) owing under the CII Note (approximately $5.5 million), the redemption of outstanding cumulative redeemable preferred stock, including accrued and unpaid dividends (approximately $4.7 million), the repayment of the Kilovac Note (approximately $1.7 million), the repayment of the Seller Notes (approximately $1.45 million), the payment of the success fee (approximately $700,000) and the repayment of the Capital Notes ($300,000), as if each such transaction had occurred on January 1, 1995. See "Use of Proceeds," "Certain Relationships and Related Transactions--Kilovac Acquisition" and "The Company."

  The pro forma condensed consolidated statement of operations data for the six months ended June 30, 1996 and the pro forma condensed consolidated balance sheet at June 30, 1996 give effect to (i) the July 1996 purchase of the assets of Figgie's Hartman Division ($12.0 million plus expenses); (ii) the Kilovac Share Exchange ($4.5 million of stock plus expenses); and (iii) the initial public offering of 3,500,000 shares of the Company's Common Stock at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom as described in the previous paragraph, as if such transactions had occurred on January 1, 1995 and June 30, 1996, respectively. See "The Company" and "Use of Proceeds."

  The pro forma condensed consolidated financial information should be read in conjunction with the consolidated financial statements of the Company, Kilovac and the Hartman Division and the related notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma condensed consolidated financial information does not purport to represent what the Company's actual results of operations would have been had such transactions occurred on such dates nor does it purport to predict or indicate the results of future operations.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1995

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                  PRO FORMA
                                                                                   FOR THE
                             KILOVAC FROM                                          KILOVAC
                              JANUARY 1,  ADJUSTMENTS              ADJUSTMENTS   ACQUISITION
                               1995 TO      FOR THE                  FOR THE       AND THE     KILOVAC    ADJUSTMENTS
                             OCTOBER 11,    KILOVAC                  HARTMAN       HARTMAN      SHARE       FOR THE
                  COMPANY(1)     1995     ACQUISITION   HARTMAN  ACQUISITION(10) ACQUISITION EXCHANGE(16) OFFERING(17)
                  ---------- ------------ -----------   -------  --------------- ----------- ------------ ------------
STATEMENT OF
 OPERATIONS
 DATA:
Net sales.......   $39,918     $11,029      $   --      $17,461       $--          $68,408       $--        $   --
Cost of sales...    28,687       6,453         (174)(6)  11,417        219 (11)     46,602         20           --
                   -------     -------      -------     -------       ----         -------       ----       -------
Gross profit....    11,231       4,576          174       6,044       (219)         21,806        (20)          --
Selling
 expenses.......     3,229       1,287          --          445        --            4,961                      --
General and
 administrative
 expenses.......     3,334       1,240          --        1,171        (11)(12)      5,734          4           --
Research and
 development....       301         547          --          615        --            1,463        --            --
Amortization of
 goodwill and
 other
 intangible
 assets.........       251         --           270 (7)     --         115 (13)        636        195           --
Special
 compensation
 charge(2)......     1,300         --           --          --         --            1,300        --            --
Environmental
 expenses(3)....       951         --           --          850       (850)(14)        951        --            --
Special
 acquisition
 expenses(4)....     2,064         --           --          --         --            2,064        --            --
                   -------     -------      -------     -------       ----         -------       ----       -------
Operating income
 (loss).........      (199)      1,502          (96)      2,963        527           4,697       (219)          --
Interest
 expense........     2,997          35        1,002 (8)   1,632       (248)(15)      5,418        --         (3,802)
Other income
 (expense)......         2           9          --          (92)       --              (81)       --            --
                   -------     -------      -------     -------       ----         -------       ----       -------
Income (loss)
 before taxes
 and minority
 interest.......    (3,194)      1,476       (1,098)      1,239        775            (802)      (219)        3,802
Income tax
 expense
 (benefit)(5)...    (1,076)        561         (402)        496        310            (111)       (82)        1,422
Income
 applicable to
 minority
 interest in net
 income of
 subsidiaries...        35         --            43(9)      --         --               78        (78)          --
                   -------     -------      -------     -------       ----         -------       ----       -------
Net income
 (loss).........    (2,153)        915         (739)        743        465            (769)       (59)        2,380
Preferred stock
 dividend.......       210         --           --          --         --              210        --           (210)
                   -------     -------      -------     -------       ----         -------       ----       -------
Net income
 (loss)
 available for
 common stock...   $(2,363)    $   915      $  (739)    $   743       $465         $  (979)      $(59)      $ 2,590
                   =======     =======      =======     =======       ====         =======       ====       =======
Pro forma net
 income (loss)
 per common
 share..........   $  (.93)
                   =======
Average shares
 outstanding....     2,536                                                                        450         3,500
                   PRO FORMA
                       AS
                  ADJUSTED(18)
                  --------------
STATEMENT OF
 OPERATIONS
 DATA:
Net sales.......    $68,408
Cost of sales...     46,622
                  --------------
Gross profit....     21,786
Selling
 expenses.......      4,961
General and
 administrative
 expenses.......      5,738
Research and
 development....      1,463
Amortization of
 goodwill and
 other
 intangible
 assets.........        831
Special
 compensation
 charge(2)......      1,300
Environmental
 expenses(3)....        951
Special
 acquisition
 expenses(4)....      2,064
                  --------------
Operating income
 (loss).........      4,478
Interest
 expense........      1,616(19)
Other income
 (expense)......        (81)
                  --------------
Income (loss)
 before taxes
 and minority
 interest.......      2,781
Income tax
 expense
 (benefit)(5)...      1,229
Income
 applicable to
 minority
 interest in net
 income of
 subsidiaries...        --
                  --------------
Net income
 (loss).........      1,552
Preferred stock
 dividend.......        --
                  --------------
Net income
 (loss)
 available for
 common stock...    $ 1,552
                  ==============
Pro forma net
 income (loss)
 per common
 share..........    $  0.24
                  ==============
Average shares
 outstanding....      6,486

-------
 (1) Includes the results of operations of Kilovac from October 12, 1995 (the date following the date of the Kilovac Acquisition) to December 31, 1995, including net sales, gross profit and operating income of $3.7 million, $1.8 million and $562,000, respectively.
 (2) Reflects a special compensation charge of $1.3 million which represents
     (i) the difference between the purchase price of Common Stock issued to seven employees on December 1, 1995 and the estimated fair market value of such shares (based upon the appraised value on December 1, 1995) and
     (ii) a related special cash bonus granted by the Company to the same seven employees to pay taxes associated with such stock issuances.
 (3) Reflects a non-recurring charge of $951,000 which represents primarily the costs incurred to date and the present value of the estimated future costs payable by the Company over the next 30 years for groundwater remediation at the Fairview facility. See "Business--Environmental Matters."
 (4) Special acquisition expenses primarily reflect costs related to (i) the relocation of certain assets acquired from HiG Relays and Deutsch Relays and (ii) the write-off of an agreement with a business development consultant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

 (5) Assumes an effective tax rate of 42.0% for Kilovac, 40.0% for Hartman and 44.2% for the pro forma as adjusted data.
 (6) Reflects (i) decreased depreciation expenses relating to longer estimated lives of certain equipment acquired in the Kilovac Acquisition and (ii) the amortization of certain tooling expenditures previously expensed as incurred by Kilovac.
 (7) Reflects the amortization of goodwill ($185,000) and other intangible assets ($85,000) recorded in connection with the Kilovac Acquisition.
 (8) Reflects additional interest expense associated with $9.8 million of senior debt and $1.7 million of subordinated debt incurred to finance the Kilovac Acquisition. The interest rate on the $9.8 million senior debt is 10.5%. An increase of 1/8% in the interest rate would increase interest expense by $12,000 for the year and a decrease of 1/8% in the interest rate would lower the interest expense by $12,000 for the year. The subordinated debt has a fixed interest rate of 9.25%.
 (9) Reflects the 20% of Kilovac not held by the Company.
(10) The Company has accounted for the Hartman Acquisition as a purchase, applying the provisions of Accounting Principles Board Opinion No. 16. The purchase price has been allocated to the acquired assets and assumed liabilities based on their estimated relative fair values as of the closing. Such allocations are subject to final determination based on valuations and other studies that may be completed after the closing. Management believes that there will be no material changes to the allocation of purchase price.

(11) Reflects (i) increased depreciation expenses corresponding to a higher appraised value of certain equipment acquired in the Hartman Acquisition, of which $207,000 is attributable to the capitalization of tooling and
     (ii) the reclassification of building depreciation to rent expense since the Company is leasing Hartman's facility. Does not give effect to the write-off of $903,000 due to the purchase accounting adjustment for the increase of inventories to estimated fair market value in connection with the Hartman Acquisition. The lease of the Hartman facility is a 10 year lease, terminable at the Company's option. The first 5 years have an average annual rent of approximately $85,000 and years 6-10 will have an annual rent of approximately $159,000. For pro forma purposes, it was assumed the lease would end in five years because management expects to relocate locally within the next five years.

(12) Reflects reclassification of depreciation expense to cost of sales
     ($11,000).
(13) Reflects the amortization of goodwill ($115,000) recorded in connection with the Hartman Acquisition. Goodwill is amortized over 30 years.
(14) Reflects certain environmental expense associated with liabilities not assumed by the Company.

(15) Reflects elimination of allocated debt service ($1.6 million), offset by additional interest expense associated with approximately $13.0 million of bank debt incurred to finance the Hartman Acquisition. The interest rate assumed on the $13.0 million of senior debt is 10.25% on the term debt ($9.0 million) and 9.75% on the revolver debt ($4.0 million). An increase in these rates of 1/8% would increase interest expense by $16,000 for the year and a decrease of 1/8% would lower interest expense by $16,000 for the year.
(16) Reflects pro forma statement of operations data to give effect to the Kilovac Share Exchange as adjusted to reflect the corresponding tax benefit and as if such transaction had occurred on January 1, 1995. See "Certain Relationships and Related Transactions--Kilovac Acquisition."

(17) Reflects pro forma statement of operations data to give effect to the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom, as described in "Use of Proceeds," including without limitation, the repayment of a portion of outstanding debt and the redemption of outstanding cumulative redeemable preferred stock, the elimination of accrued and unpaid dividends in connection therewith and the elimination of the accrued success fee ($340,000) as adjusted to reflect the corresponding tax expenses associated with this adjustment and, in each case as if such transactions had occurred on January 1, 1995. See "Use of Proceeds" and "Capitalization."
(18) Reflects pro forma statement of operations data, as adjusted to give effect to (i) the Hartman Acquisition and the Kilovac Acquisition, (ii) the Kilovac Share Exchange and (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom, as described in "Use of Proceeds", in each case as if such transactions had occurred on January 1, 1995. See "Use of Proceeds," "Capitalization," "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions--Kilovac Acquisition" and the Company's Consolidated Financial Statements and the Notes thereto.
(19) Reflects new debt of $19.7 million with an assumed interest rate of 8.00%.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                        SIX MONTHS ENDED JUNE 30, 1996

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                            ADJUSTMENTS
                                              FOR  THE                KILOVAC   ADJUSTMENTS  PRO FORMA
                                              HARTMAN                  SHARE      FOR THE       AS
                          COMPANY  HARTMAN ACQUISITION(1) PRO FORMA EXCHANGE(7) OFFERING(8) ADJUSTED(9)
                          -------  ------- -------------- --------- ----------- ----------- -----------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $27,455  $10,825     $ --        $38,280     $--        $  --       $38,280
Cost of sales...........   19,011    7,942       141 (2)    27,094       10          --        27,104
                          -------  -------     -----       -------     ----       ------      -------
Gross profit............    8,444    2,883      (141)       11,186      (10)         --        11,176
Selling expenses........    2,382      156       --          2,538      --           --         2,538
General and
 administrative
 expenses...............    2,369      578        (6)(3)     2,941        2          --         2,943
Research and
 development............      461      --        --            461      --           --           461
Amortization of goodwill
 and other intangible
 assets.................      246      --         57 (4)       303       98          --           401
                          -------  -------     -----       -------     ----       ------      -------
Operating income
 (loss).................    2,986    2,149      (192)        4,943     (110)         --         4,833
Interest expense........    1,820      791       (98)(5)     2,513      --        (1,705)         808 (10)
Other (income) expense..     (201)      15       --           (186)     --           --          (186)
                          -------  -------     -----       -------     ----       ------      -------
Income (loss) before
 taxes and minority
 interest...............    1,367    1,343       (94)        2,616     (110)       1,705        4,211
Income tax expense
 (benefit)(6)...........      554      536       (38)        1,052      (44)         685        1,693
Income applicable to
 minority interest in
 net income of
 subsidiaries...........       51      --        --             51      (51)         --           --
                          -------  -------     -----       -------     ----       ------      -------
Net income (loss).......      762      807       (56)        1,513      (15)       1,020        2,518
Preferred stock
 dividend...............      186      --        --            186      --          (186)         --
                          -------  -------     -----       -------     ----       ------      -------
Net income (loss)
 available for common
 stock..................  $   576  $   807     $ (56)      $ 1,327     $(15)      $1,206      $ 2,518
                          =======  =======     =====       =======     ====       ======      =======
Pro forma net income per
 common share...........  $  0.23                                                             $  0.39
                          =======                                                             =======
Average shares
 outstanding............    2,550                                       450        3,500        6,500

--------
(1) The Company has accounted for the Hartman Acquisition as a purchase, applying the provisions of Accounting Principles Board Opinion No. 16. The purchase price has been allocated to the acquired assets and assumed liabilities based upon their estimated relative fair values as of the closing. Such allocations are subject to final determination based on valuations and other studies that may be completed after the closing. Management believes that there will be no material changes to the allocation of purchase price.

(2) Reflects (i) increased depreciation expenses corresponding to a higher appraised value of certain equipment acquired in the Hartman Acquisition, of which $103,000 is attributable to the capitalization of tooling and
    (ii) reclassification of building depreciation to rent expense since the Company is leasing Hartman's facility. Does not give effect to the write-off of $903,000 due to the purchase accounting adjustment for the increase of inventories to estimated fair market value in connection with the Hartman Acquisition. The lease of the Hartman facility is a 10 year lease, terminable at the Company's option. The first 5 years have an average annual rent of approximately $85,000 and years 6-10 will have an annual rent of approximately $159,000. For pro forma purposes, it was assumed the lease would end in five years because management expects to relocate locally within the next five years.

(3) Reflects reclassification of depreciation expense to cost of sales
    ($6,000).
(4) Reflects the amortization of goodwill ($57,000) recorded in connection with the Hartman Acquisition. Goodwill is amortized over 30 years.

(5) Reflects elimination of allocated debt service ($791,000) offset by additional interest expense associated with approximately $13.0 million of bank debt incurred to finance the Hartman Acquisition. The interest rate assumed on the $13.0 million of senior debt is

  10.25% on the term debt ($9.0 million) and 9.75% on the revolver debt ($4.0 million). An increase in these rates of 1/8% would increase interest expense by $8,000 for the six month period and a decrease of 1/8% would lower interest expense by $8,000 for the six month period.
(6)Assumes an effective tax rate of 39.9% for Hartman and 40.2% for the pro forma as adjusted data.
(7) Reflects pro forma statement of operations data to give effect to the Kilovac Share Exchange as adjusted to reflect the corresponding tax benefit and as if such transaction had occurred on January 1, 1995. See "Certain Relationships and Related Transactions--Kilovac Acquisition."

(8) Reflects pro forma statement of operations data to give effect to the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share and the application of the proceeds therefrom, as described in "Use of Proceeds," including without limitation, the repayment of a portion of outstanding debt and the redemption of outstanding cumulative redeemable preferred stock, the elimination of accrued and unpaid dividends in connection therewith and the elimination of the accrued success fee ($91,000) as adjusted to reflect the corresponding tax expenses associated with this adjustment and if such transactions had occurred on January 1, 1995. See "Use of Proceeds" and "Capitalization."
(9) Reflects pro forma statement of operations data, as adjusted to give effect to (i) the Hartman Acquisition and the Kilovac Acquisition, (ii) the Kilovac Share Exchange and (iii) the Offering and the application of the estimated net proceeds therefrom, including, without limitation, the repayment of debt and the redemption of outstanding cumulative redeemable preferred stock and the elimination of accrued and unpaid dividends in connection therewith, in each case as adjusted to reflect the corresponding tax expenses/benefits associated with such adjustments and as if such events occurred on January 1, 1995.
(10) Reflects new debt of $19.7 million at an assumed interest rate of 8.00% for six months.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                         ADJUSTMENTS
                                              ADJUSTMENTS                  FOR THE
                                                FOR THE                  OFFERING AND     PRO FORMA
                                                HARTMAN                  THE KILOVAC          AS
                          COMPANY   HARTMAN  ACQUISITION(1)  PRO FORMA  SHARE EXCHANGE   ADJUSTED(14)
                          --------  -------- --------------  ---------  --------------   ------------
         ASSETS
Current assets:
  Accounts receivable,
   net..................  $  8,616  $  2,809    $   --       $ 11,425      $   --          $ 11,425
  Inventories...........    10,671     6,503        903 (2)    18,077           47 (9)       18,124
  Other current assets..     3,813        28        (64)(2)     3,777          --             3,777
                          --------  --------    -------      --------      -------         --------
    Total current
     assets.............    23,100     9,340        839        33,279           47           33,326
Property, plant and
 equipment, net.........    12,672     1,339      1,833 (3)    15,844          169 (9)       16,013
Goodwill................     7,596       --       3,453 (4)    11,049        5,094 (10)      16,143
Other assets............     5,713     1,427     (1,081)(5)     6,059         (936)(11)       5,123
                          --------  --------    -------      --------      -------         --------
                          $ 49,081  $ 12,106    $ 5,044      $ 66,231      $ 4,374         $ 70,605
                          ========  ========    =======      ========      =======         ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and
   accrued expenses.....  $  6,719  $  6,126    $(1,950)(6)  $ 10,895      $   (87)        $ 10,808
  Accrued interest......     1,667       --         --          1,667       (1,667)(12)         --
  Current portion of
   long-
   term debt............     3,037       489       (489)(6)     3,037       (3,000)(12)          37
  Current payable due to
   minority stockholders
   of subsidiary........        79       --         --             79          --                79
                          --------  --------    -------      --------      -------         --------
    Total current
     liabilities........    11,502     6,615     (2,439)       15,678       (4,754)          10,924
Long-term debt..........    20,321       --      12,974 (7)    33,295      (13,578)(12)      19,717(16)
Notes payable to
 stockholders...........     7,450       --         --          7,450       (7,450)(12)         --
Other long-term debt,
 minority interest and
 other..................     6,889       372       (372)(8)     6,889          367 (13)       7,256
Capital stock subject to
 mandatory redemption/
 put option(15).........     4,848       --         --          4,848       (4,848)(12)         --
                          --------  --------    -------      --------      -------         --------
    Total long-term
     obligations........    39,508       372     12,602        52,482      (25,509)          26,973
Stockholders' equity
 (deficit):
  Common stock..........        22       --         --             22           43               65
  Additional paid in
   capital..............       745       --         --            745       35,772           36,517
  Retained earnings
   (deficit)............    (2,660)    5,119     (5,119)       (2,660)      (1,178)          (3,838)
  Currency translation
   loss.................       (36)      --         --           (36)          --               (36)
    Total stockholder's
     equity.............    (1,929)    5,119     (5,119)       (1,929)      34,637(12)       32,708
                          --------  --------    -------      --------      -------         --------
                          $ 49,081  $ 12,106    $ 5,044      $ 66,231      $ 4,374         $ 70,605
                          ========  ========    =======      ========      =======         ========
Number of shares
 outstanding............     2,550                              2,550        3,950            6,500

                                    (Footnotes continued on following page)

--------

(1) The Company has accounted for the Hartman Acquisition as a purchase, applying the provisions of Accounting Principles Board Opinion No. 16. The purchase price has been allocated to the acquired assets and assumed liabilities based upon their estimated relative fair values as of the closing. The following summarizes the purchase price allocation of the Hartman Acquisition as of the date of the consummation of the acquisition (July 2, 1996):

            Current Assets:              $10,229
            Property & Equipment:        $ 3,172
            Intangibles & Other Assets:  $ 3,799
            Liabilities Assumed:         $(4,176)
                                         -------
            Purchase Price               $13,024

  Such allocations are subject to final determination based on valuations and other studies that may be completed after the closing. Management believes that there will be no material changes to the allocation of purchase price.
(2) Reflects the purchase accounting adjustment to increase inventories to estimated fair market value in connection with the Hartman Acquisition ($903,000) offset by the reclassification of the deposit for the Hartman Acquisition previously made by the Company ($50,000) and the elimination of Hartman's current assets not purchased by the Company ($14,000).
(3) Reflects (i) the capitalization of tooling previously expensed by Hartman ($1.4 million) and (ii) the purchase accounting adjustment to increase equipment to estimated fair market value ($1.0 million), offset by (iii) the elimination of the Hartman building not purchased by the Company ($613,000).
(4) Reflects the goodwill adjustment in connection with the Hartman
    Acquisition.
(5) Reflects deferred financing costs relating to the Hartman Acquisition ($346,000), offset by the elimination of Hartman's prepaid pension asset for the pension obligations not assumed by the Company ($1.4 million).
(6) Reflects the elimination of the following liabilities not assumed in connection with the Hartman Acquisition: (i) environmental liability ($850,000), (ii) the current portion of a capital lease obligation ($489,000) and (iii) other accrued expenses ($929,000).
(7) Reflects estimated long-term debt incurred to finance the Hartman
    Acquisition.
(8) Reflects the elimination of the long-term portion of the capital lease obligation not assumed by the Company in connection with the Hartman Acquisition.
(9) Reflects the purchase accounting adjustments to increase inventories ($47,000) and property plant and equipment ($169,000) to estimated fair market value in connection with the Kilovac Share Exchange.
(10) Reflects the goodwill adjustment in connection with the Kilovac Share Exchange.
(11) Reflects other intangible assets ($458,000) resulting from the Kilovac Share Exchange offset by the write-off of deferred financing costs due to the satisfaction of senior bank indebtedness with the estimated proceeds of the Offering ($1.0 million) and the write-off of pre-paid offering costs in connection with the Offering ($383,000).

(12) Reflects (i) the net proceeds from the Offering ($31.2 million) used to reduce indebtedness and accrued interest thereon, and to redeem cumulative redeemable preferred stock including accrued and unpaid dividends, (ii) the issuance of Common Stock in connection with the Kilovac Share Exchange ($4.5 million of stock) (iii) the reclassification of the Common Stock subject to put options ($165,000), the elimination of the minority interest in subsidiary ($86,000) offset by the payment of the unaccrued success fee in connection with the Offering ($223,000) and the write-off of the unamortized deferred financing costs ($1.0 million). The payment of the unaccrued portion of the success fee ($223,000) will be an extraordinary nonrecurring charge in the period the Offering is consummated and the write-off of the unamortized deferred financing costs ($1.0 million) will be classified as an extraordinary item upon the repayment of the debt in the same period.

(13) Reflects the purchase accounting adjustment to increase deferred tax liabilities in connection with the Kilovac Share Exchange ($271,000) and a note payable to minority shareholders in respect of future income tax refunds ($659,000) offset by the payment of the accrued portion of a success fee ($477,000) to the Company's senior lenders and the elimination of the minority interest in subsidiary in connection with the Kilovac Share Exchange ($86,000).
(14) Gives effect to (i) the Hartman Acquisition, (ii) the Kilovac Share Exchange, (iii) the sale by the Company of 3,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $10.00 per share, and as if such transactions had occurred on June 30, 1996. See "Use of Proceeds," "Capitalization," "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions--Kilovac Acquisition" and the Company's Consolidated Financial Statements and Notes thereto.
(15) See Note 11 of Notes to Consolidated Financial Statements.
(16) The Company expects to have commitments of term debt repayment for the next five years of $600,000 per quarter starting October 31, 1996 under the expected new credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  Communications Instruments, Inc. was initially formed in 1980 by Ramzi Dabbagh (the Company's Chairman, President and Chief Executive Officer) and a group of private investors. The Company made its initial acquisition of several relay and switch products from the CP Clare division of General Instruments in 1980, and, since that initial acquisition, Mr. Dabbagh and his management team have pursued a growth strategy of acquiring manufacturers of relay products and related components, often consolidating the acquired companies and/or their product lines into the Company's manufacturing facilities and eliminating significant overhead. In order to provide liquidity for the original shareholder group and to position the Company for future growth, in May 1993 CII was acquired by the Company (the "CII Acquisition") in a leveraged buyout transaction sponsored by Stonebridge Partners and members of management. The $21.0 million acquisition price was financed by $11.6 million of senior bank debt; the proceeds of $4.0 million of subordinated notes issued to CII Associates, L.P., a partnership controlled by Stonebridge Partners (the "Partnership"); $2.0 million aggregate redemption value of preferred stock issued to the Partnership; approximately $2.0 million of notes issued to shareholders of the Predecessor (including a note of approximately $370,000 issued to Mr. Dabbagh, of which approximately $223,000 is currently owing to Mr. Dabbagh); and $960,000 of common equity issued to the Partnership and members of management. The CII Acquisition was accounted for as a purchase for financial reporting purposes and, accordingly, the assets and liabilities of the Predecessor were recorded at their estimated fair values at the date of acquisition.

  The Company has in the past and will continue in the future to focus its efforts on growing its business internally and through acquisitions. Since the CII Acquisition, the Company has completed 13 acquisitions of other companies or product lines for aggregate consideration of $36.0 million, including the 1995 Kilovac Acquisition and the Hartman Acquisition which was consummated in July 1996. The Company has historically financed its acquisitions through a combination of secured bank debt and internally generated funds.

  In October 1995 the Company acquired an 80% interest in Kilovac, which was financed with $9.8 million of secured bank debt, $1.7 million of subordinated debt and the issuance of $2.0 million of preferred stock. Kilovac's operations and facility were maintained as a stand-alone operation and therefore significant integration costs were not incurred. The Company will exchange 450,000 shares of its Common Stock (based upon an assumed initial public offering price of $10.00 per share) for the remaining 20% interest in Kilovac in conjunction with the consummation of the Offering. See "Certain Relationships and Related Transactions--Kilovac Acquisition."

  In July 1996 the Company purchased the assets of the Hartman Division from Figgie for $12.0 million plus expenses. The Company financed the Hartman Acquisition with secured bank debt, and a portion of the proceeds obtained in the Offering will be utilized to repay a portion of this debt. See "The Company" and "Use of Proceeds." In connection with the Hartman Acquisition, the Company has assumed a reserve previously established by Hartman of approximately $2.6 million in anticipation of losses that the Company expects to incur as a significant unprofitable Hartman contract is fulfilled over the next two years.

  As described herein, the amount of integration costs incurred by the Company in connection with each acquisition depends upon the size and nature of the acquisition. During the initial integration phase of smaller acquisitions, the Company typically has incurred integration-related selling, general and administrative expenses for training of staff members, for the conversion of information systems and for duplicate rents and other operating costs in connection with the consolidation of facilities.

  The Company intends to utilize a portion of the proceeds of the Offering made hereby to pay a portion of the amounts outstanding under its senior credit facility. See "Use of Proceeds." In connection therewith, upon the closing of the Offering (expected to occur during the quarter ending December 31, 1996), the Company is required to pay a one-time success fee of approximately $700,000 (assuming an initial public offering price of $10.00 per share) to its senior lender, of which $223,000 has not been accrued and which will be expensed at the time of the Offering, and will incur an expense of $1.0 million relating to the write-off of deferred financing charges.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated information derived from the consolidated statements of operations expressed as a percentage of net sales, and the percentage change in such items compared to the same period in the prior year. There can be no assurance that the trends in sales growth or operating results will continue in the future.

                                 PERCENTAGE OF NET SALES                     PERCENTAGE INCREASE
                          ------------------------------------------- ----------------------------------
                                    YEARS ENDED
                                    DECEMBER 31,    SIX MONTHS ENDED                        SIX MONTHS
                                   --------------   -----------------                      ENDED JULY 2,
                          MAY 11-                                       MAY 11-             1995 TO SIX
                          DEC 31,                   JULY 2,  JUNE 30, DEC 31, 1993 1994 TO MONTHS ENDED
                           1993     1994    1995     1995      1996      TO 1994    1995   JUNE 30, 1996
                          -------  ------  ------   -------  -------- ------------ ------- -------------
Net sales...............   100.0%   100.0%  100.0%   100.0%   100.0%       84.4%     26.6%       47.9%
Cost of sales...........    84.5     77.2    71.9     73.1     69.2        68.4      17.9       40.1
                           -----   ------  ------    -----    -----      ------     -----      -----
Gross profit............    15.5     22.8    28.1     26.9     30.8       171.7      56.1       68.9
Selling expenses........     7.9      7.6     8.1      7.6      8.7        77.2      35.6       69.1
General and
 administrative
 expenses...............     6.7      7.1     8.4      7.0      8.6        95.5      48.3       82.8
Research and
 development............     0.2      0.3     0.8      0.4      1.7       151.2     192.2      491.0
Amortization of goodwill
 and other intangible
 assets.................     0.7      0.6     0.6      0.6      0.9        51.3      41.8      123.6
Special compensation
 charge.................     --       --      3.3      --       --          --        --         --
Environmental expenses..     --       --      2.4      --       --          --        --         --
Special acquisition
 expenses...............     1.6      --      5.2      4.9      --            *       --           *
                           -----   ------  ------    -----    -----      ------     -----         -----
Operating income
 (loss).................    (1.6)     7.2    (0.5)     6.4     10.9           *         *      150.5
Interest expenses.......     6.4      5.8     7.5      6.1      6.6        68.8      63.5       59.9
Other income (expense)..     --       --      --       --      (0.7)        --        --           *
                           -----   ------  ------    -----    -----      ------     -----         -----
Income (loss) before
 taxes..................    (7.9)     1.4    (8.0)     0.3      5.0      (133.2)        *          *
Income tax expense
 (benefit)..............    (2.9)     0.6    (2.7)     0.1      2.0           *         *          *
                           -----   ------  ------    -----    -----      ------     -----         -----
Income applicable to
 minority interest in
 net income of
 subsidiaries...........     --        --     0.1      --       0.2         --        --         --
                           -----   ------  ------    -----    -----      ------     -----      -----
Net income (loss).......    (5.0)     0.9    (5.4)     0.2      2.8      (131.7)        *          *
Preferred stock
 dividend...............    (0.6)     0.6     0.5      0.5      0.7        81.4      13.5      102.2
                           -----   ------  ------    -----    -----      ------     -----         -----
Net income (loss)
 available for common
 stock                      (5.6)%    0.3%   (5.9)%   (0.3)%    2.1%          *         *          *
                           =====   ======  ======    =====    =====      ======     =====      =====

--------
* Not Meaningful.

 Six Months Ended June 30, 1996 Compared to Six Months Ended July 2, 1995

  Net sales for the six months ended June 30, 1996 increased $8.9 million, or 47.9%, to $27.5 million from $18.6 million for the corresponding period in 1995. Excluding the Kilovac Acquisition, net sales of the Company for the six months ended June 30, 1996 increased by $1.2 million, or 6.4%, compared to the corresponding period in 1995. The increase was due to growth in sales of high performance relays ($2.6 million) and electronic products ($800,000), which growth was partially offset by the expiration of a significant general purpose relay contract ($890,000), increased competition for certain general purpose relays ($596,000), peak demand of certain general purpose relays ($495,000) and a decrease in sales of certain mature general purpose relay products ($200,000). Management believes that a portion of the mature general purpose relay market will decline from the current revenue levels at approximately 10-15% a year or $200,000 to $300,000 for six months.

  The Company's gross profit for the six months ended June 30, 1996 increased by $3.4 million to $8.4 million compared to the same period in 1995. Gross profit as a percentage of net sales increased to 30.8% for the six months ended June 30, 1996 from 26.9% for the same period in 1995. The increase in gross profit was due in part to the acquisition of Kilovac. Excluding Kilovac, the Company's gross profit for the six months ended June 30, 1996 increased by $151,000, or 3.0%, from gross profit in the same period in 1995, and gross profit as a percentage of net sales decreased from 26.9% for the six months ended July 2, 1995 to 26.1% for the same period in 1996. The increase in dollar amount was primarily due to the implementation of increased prices on certain of the Company's high performance products and cost reductions in both materials and manufacturing expenses and was partially offset by lower margins for high performance relays due to start-up costs incurred at the Company's new Asheville facility.

  Selling expenses increased to $2.4 million for the six months ended June 30, 1996 from $1.4 million for the corresponding period in 1995. The increase in dollar amount of expense was primarily due to the acquisition of Kilovac. Excluding Kilovac, selling expenses for the Company for the six months ended June 30, 1996 were $1.4 million (7.3% of net sales), which represented an increase of $28,000 from such expenses in the corresponding period in 1995. Selling expense without Kilovac decreased from 7.6% of net sales in the first half of 1995 to 7.3% for the same period in 1996. This increase in dollar amount was primarily due to an increase in commissions associated with the Company's additional sales.

  General and administrative expenses increased to $2.4 million for the six months ended June 30, 1996 from $1.3 million for the corresponding period in 1995. This increase was due primarily to the acquisition of Kilovac. Excluding Kilovac, general and administrative expenses were $1.6 million, or 8.0% of net sales, for the six months ended June 30, 1996, which represents an increase of $284,000, or 21.9%, from general and administrative expenses for the corresponding period in 1995. The increase in general and administrative expenses (excluding Kilovac) was primarily due to the start-up of production at the new Asheville facility and the addition of new management.

  Research and development expenses increased to $461,000, or 1.7% of net sales, for the six months ended June 30, 1996 compared to $78,000, or 0.4% of net sales, for the corresponding period in 1995. The increase in dollar amount was primarily due to the $356,000 of research and development expenses of Kilovac.

  Amortization of goodwill and other intangible assets was $246,000, or 0.9% of net sales, for the six months ended June 30, 1996 compared to $110,000, or 0.6% of net sales, for the corresponding period in 1995. The increase in dollar amount primarily reflects amortization of goodwill and other intangible assets related to the acquisition of Kilovac ($174,000), offset by the completed amortization of intangible assets associated with the acquisition of the Sigma Relay Division of Pacific Scientific Co. (consummated in July 1990) ($38,000).

  Special acquisition expenses were $915,000 for the first half of 1995. No special acquisition expenses were incurred in the first half of 1996. The costs in the first half of 1995 primarily related to the relocation of certain assets acquired in the Hi-G Acquisition and the Deutsch Acquisition to the new manufacturing facility in Asheville, N.C. and the commencement of production at that facility.

  Interest expense increased to $1.8 million in the six months ended June 30, 1996 from $1.1 million for the same period in 1995. The increase reflects additional borrowings incurred to complete the Kilovac Acquisition ($11.5 million), and the accrual of additional amounts due to the Company's bank lenders and was partially offset by a decrease in market interest rates. In the first six months of 1995, the average amount of senior debt was approximately $13.2 million at an average rate of 10.5% and the average amount of subordinated debt was $5.8 million at a rate of 9.25%, compared to an average senior debt of $22.6 million at an average rate of 10.3% and an average amount of subordinated debt of $7.5 million at a rate of 9.25% for the six months ended June 30, 1996. Interest expense includes the accrual of the success fee, penalty interest on subordinated debt, amortization of loan origination fees, non-use fees and other miscellaneous interest expenses including the portion of rental expense on capitalized leases allocable to interest.

  Other income increased to $201,000 in the six months ended June 30, 1996 from $2,000 for the same period in 1995. Of other income in 1996, $204,000 represents 72% of the net gain on the sale of certain high performance relay product line assets to the Indian Joint Venture. Due to the Company's 28% ownership of the Indian Joint Venture, 28% of the net gain has been deferred.

  Income taxes were an expense of $554,000 in the six months ended June 30, 1996, compared to expense of $22,000 in the same period of 1995. Income taxes as a percentage of income before taxes were 40.5% in the six months ended June 30, 1996 and 39.3% for the same period in 1995, with the increase in percentage due to additional amortization of goodwill from the Kilovac Acquisition, which is not deductible for income tax purposes.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales for 1995 increased by $8.4 million, or 26.6%, to $39.9 million from $31.5 million in 1994. The increase was primarily the result of the acquisition of Kilovac, which represented $3.7 million in sales for the period from October 12, 1995 (the date following the date of the acquisition) to December 31, 1995, and the HiG Acquisition and Deutsch Acquisition which represented $1.7 million and $1.6 million in sales, respectively, from the date of the acquisition to December 31. Excluding these acquisitions, net sales of the Company for 1995 increased by $1.4 million, or 4.5%, from sales in 1994. The Company attributes this increase to increased sales of its high performance and general purpose relays and solenoid products.

  The Company's gross profit for 1995 increased by $4.0 million to $11.2 million in 1995 from $7.2 million in 1994. Gross profit as a percentage of net sales increased from 22.8% in 1994 to 28.1% in 1995. The increases in gross profit and gross profit as a percentage of net sales were due, in part, to the acquisition of Kilovac. From October 12, 1995, the date following the date of the Kilovac Acquisition, to December 31, 1995, Kilovac had a gross profit margin of 49.6%, as compared to the 28.1% overall gross profit margin of the Company. Excluding Kilovac, the Company's gross profit for 1995 increased by $2.2 million, or 30.8%, from gross profit in 1994, and gross profit as a percentage of net sales increased from 22.8% in 1994 to 25.9% in 1995. This increase was due to the implementation of increased prices on certain of the Company's high performance products and cost reductions in both materials and manufacturing expenses. Gross profit in 1995 was also favorably impacted by the devaluation of the Mexican peso in that year. The increase in gross profit was partially offset by integration costs incurred in connection with the Company's 1995 acquisitions and additional provisions for obsolete inventory due to an increased level of inventory.

  Selling expenses increased to $3.2 million in 1995 from $2.4 million in 1994. The increase in dollar amount of selling expense was primarily due to the acquisition of Kilovac. Excluding Kilovac, selling expenses for the Company for 1995 were $2.8 million (7.6% of net sales), which represents an increase of $371,000 from 1994. The increase in dollar amount was primarily due to an increase in commissions associated with the Company's additional sales.

  General and administrative expenses increased in 1995 to $3.3 million from $2.2 million in 1994. The Company attributes this increase primarily to the acquisition of Kilovac. Excluding Kilovac, general and administrative expenses of the Company were $2.9 million, or 7.9% of net sales, for 1995, which represents an increase of $627,000, or 27.9%, from general and administrative expenses in 1994. The increase in general and administrative expenses was primarily due to the start-up of production of certain of the Company's high performance relays at a new facility, the addition of new management and increased executive compensation and costs incurred reviewing potential acquisitions.

  Research and development expenses increased to $301,000 in 1995, or 0.8% of net sales, compared to $103,000, or 0.3% of net sales in 1994. The increase was due primarily to the $181,000 of research and development expenses of Kilovac from October 12, 1995 to the end of that year.

  Amortization of goodwill and other intangible assets was $251,000 in 1995, or 0.6% of net sales, compared to $177,000, or 0.6% of net sales, in 1994. The increase in dollar amount primarily reflects the acquisition of Kilovac.

  During 1995, the Company recorded a special compensation charge of $1.3 million, which represents (i) the difference between the purchase price of Common Stock sold to seven employees on December 1, 1995 and the estimated fair market value of such shares (based upon the appraised value at December 1, 1995) and (ii) a related special cash bonus granted by the Company to the same seven employees to pay taxes associated with such stock. See "Certain Relationships and Related Transactions--Issuance of Securities by the Company."

  During 1995 the Company recorded a non-recurring charge of $951,000, which represents primarily the costs incurred to date and the present value of the estimated future costs payable by the Company over the next 30 years for groundwater remediation at the Fairview facility. During 1995 the Company entered into a settlement with the prior owner of the Fairview facility which determined the liability, as between the two parties, for current and future expenses related to the remediation of the facility. See "Business-- Environmental Matters."

  Special acquisition expenses were $2.1 million in 1995. These expenses related primarily to (i) the relocation of certain acquired assets resulting from the HiG Acquisition and the Deutsch Acquisition to a new manufacturing facility in Asheville, North Carolina and the commencement of production at such facility and (ii) the write-off of a contract with a business development consultant.

  Interest expense increased to $3.0 million in 1995 from $1.8 million in 1994. The increase reflects additional borrowings of approximately $13.0 million for the Kilovac Acquisition and HiG Relay asset acquisition, an increase in market interest rates and an accrual for additional amounts due to the Company's bank lenders. Average senior debt outstanding for the year ended December 31, 1995 was $15.6 million at an average interest rate of 10.44%, and average subordinated debt outstanding was $6.1 million at an interest rate of 9.25%. For the year ended December 31, 1994, the average amount borrowed as senior debt was $11.2 million at an average rate of 8.83% and the average borrowed as subordinated debt was $5.8 million at a rate of 9.25%. Interest expense includes the accrual of the success fee, penalty interest on subordinated debt, amortization of loan origination fees, non-use fees and other miscellaneous interest expenses including the portion of rental expense on capitalized leases allocable to interest.

  Income taxes were a benefit of $1.1 million in 1995, compared to an expense of $178,000 in the same period in 1994. Income taxes (benefit) as a percentage of income (loss) before taxes were 33.7% in 1995 compared to 39.6% in 1994. The lower benefit in 1995 was due primarily to additional Mexican income taxes of approximately $16,000 that arose in 1995 due to changes in Mexican tax law.

 Year Ended December 31, 1994 Compared to the Period from May 11, 1993 to December 31, 1993

  The Company's net sales increased by $6.0 million, or 23.8%, to $31.5 million in 1994 from $25.5 million for the full year of 1993. Approximately $2.8 million of the increase was due to the inclusion of the West Coast Electrical Manufacturing Co. and Midtex Relays acquisitions consummated in 1993 for the full year of 1994. Excluding these acquisitions, the Company's net sales increased by $3.2 million, or 16.7%. This increase was primarily due to growth of the Company's high performance and general purpose relays.

  Gross profit in 1994 increased to $7.2 million from $2.6 million for the period from May 11, 1993 to December 31, 1993 (the "1993 Period"). Gross profit as a percentage of net sales increased to 22.8% in 1994 from 15.5% in 1993. The increase in gross margin dollars primarily reflected the full year in 1994 contrasted with the 1993 Period, as well as a 1993 purchase accounting adjustment of $986,000 (reflected in 1993 cost of sales) due to the revaluation of inventory to fair market value as a result of the CII Acquisition, and $1.3 million of the 1994 increase reflected the full year impact of the Company's 1993 acquisitions as well as the Company's acquisitions in 1994. Excluding the accounting adjustment and acquisitions, gross profit as a percentage of net sales in 1994 increased from the 1993 Period due to increased volume of general purpose relays and increased efficiencies at the Company's Midtex Division, increased solenoid business resulting from new product developments and increased volume and efficiencies of the Company's high performance relays.

  Selling expenses were $2.4 million in 1994 compared to $1.3 million for the 1993 Period. Selling expenses as a percentage of net sales were 7.6% in 1994 compared to 7.9% in 1993. The increase in the dollar amount of selling expenses resulted from the full year in 1994 contrasted with the 1993 Period, as well as the full integration of the Midtex operation in 1994 and the addition of management and commission increases resulting from increased sales. The percentage decrease in selling expenses from 1993 to 1994 was due to the integration of the sales representatives of the newly acquired Midtex Division with the sales network of the CII Division, which resulted in the reduction of commissions as a percentage of sales.

  General and administrative expenses increased in 1994 to $2.2 million, or 7.1% of net sales, from $1.2 million, or 6.7% of net sales, for the 1993 Period. The increase in dollar amount of general and administrative expenses was due to the full year in 1994 contrasted with the seven months in 1993, as well as the full year impact of the Company's 1993 acquisitions and the addition of management and other personnel to support the growth of the business.

  Research and development expenses were $103,000 or 0.3% of net sales in 1994, compared to $41,000, or 0.2% of net sales, for the 1993 Period. The increase was due to the full year in 1994 contrasted with the 1993 Period, as well as additional personnel.

  Amortization of goodwill and other intangible assets increased to $177,000, or 0.6% of net sales, in 1994 from $117,000, or 0.7% of net sales, for the 1993 Period.

  Special acquisition expenses were $266,000, or 1.6% of net sales, for the 1993 Period. The costs in 1993 were primarily related to the acquisition, shutdown, relocation and start-up of the solenoid product line and the costs related to restructuring the Midtex operation. No special acquisition expenses were incurred in 1994.

  Interest expense increased to $1.8 million in 1994 from $1.1 million for the 1993 Period. For the year ended December 31, 1994, the average amount borrowed as senior debt was $11.2 million at an average rate of 8.83% and the average amount borrowed as subordinated debt was $5.8 million at a rate of 9.25%. For the period from May 11, 1993 to December 31, 1993, the average amount borrowed as senior debt was $11.3 million at an average rate of 7.75% and the average amount borrowed as subordinated debt was $5.8 million at a rate of 9.25%. Interest expense includes the accrual of the success fee, penalty interest on subordinated debt, amortization of loan origination fees, non-use fees and other miscellaneous interest expenses including the portion of rental expense on capitalized leases allocable to interest.

  Income tax expense was $178,000 in 1994 compared to a benefit of $499,000 in 1993. The rate of income tax expense (benefit) as a percentage of income before income taxes (benefit) was 39.6% in 1994 and 36.8% in 1993. The difference in the effective income tax rates was primarily due to the allocation of sales among the Company's divisions which are located in different states and subject to varying state tax rates.

 Quarterly Comparison

  The following table sets forth the results of operations by quarter for 1994, 1995 and the first two quarters of 1996. This information includes all adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation of the data when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The results of operations for historical periods may not necessarily be indicative of results for any future period.

                                                           FISCAL QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                          APRIL 3, JULY 3,  OCT. 2, DEC. 31, APRIL 2, JULY 2, OCT. 1, DEC. 31,  MARCH 31, JUNE 30,
                            1994    1994     1994     1994     1995    1995    1995   1995(1)     1996      1996
                          -------- -------  ------- -------- -------- ------- ------- --------  --------- --------
                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............   $7,222  $8,201   $8,334   $7,766   $9,216  $9,352  $9,174  $12,176    $13,119  $14,336
Cost of sales...........    5,856   6,264    6,402    5,808    6,839   6,729   6,763    8,356      9,193    9,818
                           ------  ------   ------   ------   ------  ------  ------  -------    -------  -------
Gross profit............    1,366   1,937    1,932    1,958    2,377   2,623   2,411    3,820      3,926    4,518
Selling expenses........      562     690      620      510      656     753     708    1,112      1,148    1,234
General and
 administrative
 expenses...............      541     533      544      630      656     640     733    1,305      1,187    1,182
Research and
 development............       25      30       27       21       39      39      22      201        265      196
Amortization of goodwill
 and other intangible
 assets.................       34      34       33       76       52      58      51       90        122      124
Special compensation
 charge.................      --      --       --       --       --      --      --     1,300        --       --
Environmental expenses..      --      --       --       --       --      --      --       951        --       --
Special acquisition
 expenses...............      --      --       --       --       568     347     222      927        --       --
                           ------  ------   ------   ------   ------  ------  ------  -------    -------  -------
Operating income
 (loss).................      204     650      708      721      406     786     675   (2,066)     1,204    1,782
Interest expense........      414     467      451      501      555     583     579    1,280        874      946
Other income (expense)..        1      (1)     --       --         2     --      --       --         --       201
                           ------  ------   ------   ------   ------  ------  ------  -------    -------  -------
Income (loss) before
 taxes and minority
 interest...............     (209)    182      257      220     (147)    203      96   (3,346)       330    1,037
Income tax expense
 (benefit)..............      (84)     72      103       87      (59)     81      38   (1,136)       132      422
Income applicable to
 minority interest in
 net income of
 subsidiaries...........      --      --       --       --       --      --      --        35         14       37
                           ------  ------   ------   ------   ------  ------  ------  -------    -------  -------
Net income (loss).......     (125)    110      154      133      (88)    122      58   (2,245)       184      578
Preferred stock
 dividend...............       46      46       46       47       46      46      46       72         93       93
                           ------  ------   ------   ------   ------  ------  ------  -------    -------  -------
Net income (loss)
 available for common
 stock..................   $ (171) $   64   $  108   $   86   $ (134) $   76  $   12  $(2,317)   $    91  $   485
                           ======  ======   ======   ======   ======  ======  ======  =======    =======  =======

--------
(1) During this fiscal quarter the Kilovac Acquisition was completed.

 Backlog

  As of June 30, 1996, the Company's backlog was approximately $33.6 million ($23.8 million excluding Kilovac) compared to $20.5 million as of July 2, 1995. Approximately $25.9 million of this backlog ($20.7 million excluding Kilovac) consists of orders scheduled to be fulfilled prior to March 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by operating activities was $2.0 million in 1993, $1.2 million in 1994 and $1.8 million in 1995. The decrease in cash provided by operating activities from 1993 to 1994 was primarily due to the growth in the Company's business which increased working capital requirements. The increase in cash provided by operating activities from 1994 to 1995 was mainly due to the reduction in inventory (excluding the effect of acquisitions) and slower growth of accounts receivable. For the six months ended June 30, 1996, cash provided by operating activities was $1.3 million, compared to $475,000 for the same period in 1995. This increase was primarily attributable to improved profitability, improved collections of accounts receivable, the increase of accounts payable and a reduction in inventory.

  The Company bills its customers upon shipment of products. Engineering sales represent revenues under fixed price development and cost sharing development contracts. Revenues under the contracts are recognized based on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Costs in excess of contract revenues on cost sharing development contracts are expensed in the period incurred as research and development costs. Provision for estimated losses on fixed price development contracts are made in the period such losses are determined by management. The average days' sales outstanding for accounts receivable was approximately 51, 55 and 58 trade days at year end 1993, 1994 and 1995, respectively. Average days' sales outstanding at June 30, 1996 was 53. The increase in average days' sales outstanding can be attributed to increases in foreign sales and corresponding increases in foreign receivables. The average days' sales outstanding for accounts receivable from foreign customers has traditionally been in the range of 60 to 90 days.

  The Company's inventories increased from $7.5 million at year end 1993 to $7.9 million at year end 1994. The increase of the Company's inventories from $7.9 million at year end 1994 to $10.6 million at year end 1995 is attributable to inventory acquired in connection with the purchase of assets from HiG Relays ($1.5 million) and the Kilovac Acquisition ($2.0 million) and increased volume. The increase in inventories from year end 1994 to year end 1995 was favorably offset by the implementation of more efficient manufacturing and material planning techniques. The Company's inventories increased from $9.4 million at July 2, 1995 to $10.7 million at June 30, 1996. The increase was primarily due to the Kilovac Acquisition ($2.3 million) and was offset by the reduction of inventory associated with the sale of certain high performance relay product line assets to the Indian Joint Venture ($300,000) and to improved inventory planning techniques.

  The Company's accounts payable increased from $1.7 million at year end 1993 to $2.3 million at year end 1994. The increase was primarily the result of increased purchases to support the Company's growth. The increase of the Company's payables from $2.3 million at year end 1994 to $2.6 million at year end 1995 was primarily due to the effect of the acquisition of Kilovac ($783,000) and increases in purchases to support the Company's growth. This increase between 1994 and 1995 was partially offset by the Company's strategy to shorten the payment period of its accounts payable. The Company's accounts payable increased from $2.5 million at July 2, 1995 to $3.2 million at June 30, 1996. This increase was primarily due to the Kilovac Acquisition ($708,000).

  The Company has historically financed its operations and acquisitions through a combination of internally generated funds and secured borrowings under its revolving credit agreement. The Company financed its largest acquisition, the Kilovac Acquisition, through $9.8 million of secured borrowings and the issuance of $1.7 million of subordinated debt and $2.0 million of cumulative redeemable preferred stock. The Company financed the Hartman Acquisition with secured bank debt, and a portion of the proceeds obtained in the Offering will be utilized to repay a portion of this debt.

  Capital expenditures, excluding acquisitions, were $454,000 in 1993, $444,000 in 1994, $1.1 million in 1995 and $925,000 for the six months ended June 30, 1996. Capital expenditures were primarily for replacement and enhancement of production equipment. In 1995, capital expenditures also included $414,000 for improvements to the Asheville facility, $133,000 for the acquisition of equipment for a high performance relay product line and $112,000 of capital expenditures by the Kilovac Division. Acquisition spending totaled $3.1 million in 1993, $1.1 million in 1994 and $14.3 million in 1995, and the Company expended approximately $13.0 million in July 1996 for the Hartman Acquisition.

  The Company will apply the estimated net proceeds of the offering ($31.2 million) to repay approximately $16.8 million of the $36.5 million outstanding under its senior secured credit facility, approximately $8.9 million of its subordinated debt, including approximately $1.5 million of interest in arrears and approximately $4.7 million of its preferred stock, including approximately $713,000 of accrued and unpaid dividends. In connection with the initial public offering, the Company will also pay to its senior lenders a success fee in the amount of approximately $700,000 (based on the assumed initial public offering price). The Company has entered into a letter of intent with Bank of America Illinois, which, upon the execution of definitive documentation at the time of the Offering, would provide for up to a $40.0 million secured credit facility, consisting of a $28.0 million revolving credit facility (bearing interest at LIBOR plus 1.75%) and a $12.0 million term loan facility (bearing interest at LIBOR plus 2.0%). The facility will be available for working capital purposes and to finance additional acquisitions and will be secured by the Company's assets. The Company anticipates that the loan agreement for the new facility will contain financial covenants including, without limitation, certain limitations on cash interest coverage, leverage, liquidity and minimum net worth and certain other customary restrictive covenants. The Company expects that the facilities will be available for five years and that amounts outstanding under the Term Loan will be repaid in $600,000 installments each fiscal quarter commencing October 31, 1996. There can be no assurance that the Company will be successful in arranging for such a facility or what the final terms of such facility will be. The Company believes that cash flow generated from operations and borrowings under the credit facility will be sufficient to fund the Company's working capital needs, planned capital expenditures, interest expense and its business strategy for the next twelve months and thereafter based on the Company's current business plan. However, the Company may require additional funds if it enters into strategic alliances, acquires significant assets or businesses or makes significant investments in furtherance of its growth strategy.

INFLATION

  The Company does not believe that inflation has had any material effect on the Company's business over the past three years.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of," which will be effective during the Company's year ending December 31, 1996. The impact of this new standard on 1996 earnings is not expected to be significant.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes an alternative method of accounting for employee stock compensation plans based on a fair value methodology. However, the statement allows an entity to continue to use the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has not yet determined whether it will adopt the alternative method of accounting and has also not yet determined its effect.

                                   BUSINESS

GENERAL

  The Company is a leading designer, manufacturer and marketer of a broad line of high performance electromechanical and electronic products and solenoids for customers in the commercial/industrial equipment, commercial airframe, defense/aerospace, communications, automatic test equipment and automotive industries. The Company's relays are used to control current or signals in electrical and electronic circuits, and are technological building blocks for a wide range of products. While the Company is a broad-based supplier of general and special purpose relays and solenoids, it has focused on manufacturing high performance relay products and targeting sophisticated and customized applications of these products to meet the needs of the markets it serves. The Company's high performance relays are sophisticated, complex devices that have been engineered for highly reliable performance over substantial periods of time, often in adverse operating environments. The Company sells its products to more than 2,100 customers including Boeing, AT&T, Rockwell, Hewlett Packard, McDonnell Douglas and General Motors.

INDUSTRY OVERVIEW

  According to Frost & Sullivan, an industry market research firm, annual sales of relay products in North America were estimated to be $840 million in 1995. The Company estimates that the high performance relay market is growing at a 3-4% growth rate per year, in contrast to the less than 1% growth rate (according to Frost & Sullivan) which characterizes the relay market as a whole. The relay and solenoid markets are highly fragmented among a large number of small suppliers.

  The Company does not compete in the low-price, mass-produced relay market, which is dominated by suppliers in the Far East. These suppliers utilize highly automated lines and/or low-cost labor to produce long runs of standard relay products. It is impractical for those manufacturers to modify their product designs or manufacturing processes for the niche markets applications targeted by the Company within the high performance relay markets. These niche markets generally produce higher margins for the Company, are less sensitive to pricing and are more dependent on high reliability, performance, and meeting specific customer requirements than the markets for standard relay products. High performance relay products have also proven themselves to be less susceptible to obsolescence because the users of the sophisticated equipment of which such high performance products are a component part are less likely to modify such equipment because of the length of time required, and cost incurred, to requalify such equipment.

  The Company has identified two trends in the relay and solenoid industries that it believes will have a favorable impact on the Company's future growth. First, major customers in the primary markets that the Company serves are consolidating their supplier base in an effort to develop long term strategic business relationships with a limited number of leading suppliers. Suppliers must therefore provide a broad range of high quality products, at competitive prices, together with full service capabilities, including design, engineering and product management support. These requirements can best be met by suppliers with sufficient size and financial resources to satisfy such demands. Although this trend has already resulted in significant consolidation among suppliers in the relay and solenoid industries, the Company believes that the new environment provides an opportunity for growth through the acquisition of related products previously provided by other suppliers and by acquiring companies or product lines that further enhance its product, manufacturing and service capabilities.

  A second trend is an increase in the technological complexity and miniaturization of the equipment manufactured by the Company's customers. As its customers develop increasingly complex mechanisms which require sophisticated component parts, the Company expects that the demand for its high performance relays and solenoids which provide the advantages of small size, light weight, long life, low energy consumption and environmentally sealed contacts, will increase as well.

OPERATING STRATEGY

  The Company seeks to leverage its broad product offering, its reputation for quality, innovation and technological leadership, its diverse and efficient manufacturing capabilities and its wide and diversified customer base to further penetrate and expand the size and number of markets that it serves. The principal elements of its operating strategy are set forth below:

  Expand Product Line Capabilities. The Company manufactures over 750 different types of electromechanical and electronic products and solenoids that have a wide variety of product applications. This broad product offering allows it to provide its customers with sophisticated, customized products, as well as more standard, general purpose products. The Company continuously seeks to expand its product offering through acquisitions and by using its in-house engineering and manufacturing resources to design, test and manufacture new products, both in response to specific requests by existing customers and in anticipation of potential new applications for its products.

  Maintain Leadership Position and Focus on High Performance Markets. The Company believes it is a leading manufacturer of high performance relays and is a sole source supplier of over 80 specialty relay types. The Company believes that its ability to produce proprietary high performance relays has been fundamental to its success and will enable the Company to grow its business in the future. This focus on the high performance relay market has allowed the Company to successfully target and serve leading original equipment manufacturers in niche markets who are willing to pay premium prices for the performance advantages offered by the Company's products. The Company's high performance relays are also critical enabling technologies in advanced emerging applications such as electric vehicles, automatic heart defibrillators, global positioning satellites, the Space Station, advanced communications systems and advanced commercial and military aircraft.

  Provide Efficient and Diverse Manufacturing Capability. The Company's domestic and international manufacturing capability enables it to respond to its customers' demands for high quality products at competitive prices. The Company manufactures and assembles its products at five facilities which are all capable of advanced mechanized assembly. The Company's two North Carolina facilities produce high performance signal relays and solenoids and each of these facilities has obtained the "Military Standard 790" certification promulgated by the United States Department of Defense ("DOD"). The Military Standard 790 certification is dependent upon the development and detailed documentation, on an ongoing basis, of the facilities' operating systems, manufacturing and quality control procedures, which, similar to ISO 9000 facility certification, assure product integrity and reliability among product lots. The Kilovac Division's facility in southern California manufactures high performance, high voltage relays, while the Midtex Division's facility in Juarez, Mexico produces general purpose relays and provides the Company with low-cost assembly capabilities. The Hartman Division's facility in Mansfield, Ohio has obtained the Military Standard I 45208 certification promulgated by the DOD which governs quality control and assurance, and operates under certain Federal Aviation Administration approvals. This facility manufactures high power relays and components of electrical power management systems for the airframe and aerospace industries. The Company has also entered into agreements with several subcontractors in the Far East to provide low-cost labor-intensive finished products and sub-assemblies. The Company anticipates that the Indian Joint Venture will bolster its ability to effectively compete in the global marketplace by expanding its manufacturing capability and providing increased flexibility at a lower cost structure. The Company has an excellent record of manufacturing high quality, highly reliable relays and solenoids and has experienced a low product return rate. In general, the Company's diverse manufacturing capabilities allow it to provide its customers with the specialized relay and solenoid products they require on delivery schedules that meet the customers' needs.

  Leverage Customer Relationships. The Company believes that its long-standing customer relationships are due, in large part, to its excellent product reputation and broad product offerings. The Company intends to further expand its customer relationships by offering complementary and new products to its existing customer base. For example, the Kilovac Division has established an Electric Vehicle Product Group that markets high power and high voltage relays to major automobile manufacturers worldwide. As a result of this effort, the Company has developed an enhanced understanding of the automotive relay market and has established industry contacts which management believes can assist the Company in introducing its low power relays to certain segments of the automotive market. The Company believes that it is also the primary supplier to nearly all manufacturers of heart defibrillators, including customers such as Zoll, Hewlett Packard, and Physio Control. As these defibrillator manufacturers develop new products, such as the automatic external defibrillator (a product intended to provide quick and easy access to a defibrillator in public places), the Company believes that its existing customer contacts and advance knowledge regarding the relay requirements of these new products will prove beneficial.

  Pursue New Market Opportunities. The Company intends to pursue new market opportunities for its existing products and new products it develops. The Company has identified a demand for sophisticated relay and solenoid products in the transportation, medical, and manufacturing industries due to the more widespread use of electronics within the systems utilized by these industries. The Company believes that it is positioned to capitalize on this demand because it believes its technology is well-suited to meeting the stringent operating environments and the increased voltage and current requirements of these new markets. For example, the Company currently sells many of its products to the commercial and military aircraft industries which are developing aircraft with greater electric and electronic content and shifting from 115 volt AC power to 270 volt DC power. The Company has developed several new products which meet the higher power switching requirements of the new electrical systems and these products have been selected for use on several aircraft programs.

  Expand International Sales. Primarily as a result of the Kilovac Acquisition, approximately 14% of the Company's gross sales in 1995 were made to customers located outside the United States. In an effort to further increase its international sales, the Company has recently expanded the size and geographic scope of its European and Asian sales and marketing network by retaining sales representatives and distributors in England, Norway, Spain, Portugal, the Benelux countries, Japan, Taiwan, Korea, and Singapore/Malaysia. In addition, the Company intends to utilize the Kilovac Division's strong European sales representatives network to market the broad portfolio of products offered by the CII and Midtex Divisions to facilitate further international sales expansion.

  Invest in New Product Development. The Company intends to continue to devote engineering resources to developing new products and increasing the functionality of existing products in an effort to enter new markets and gain market share in existing markets. The Company's design engineers conduct internally sponsored research and development and provide similar services to its customers. The Company's core competencies in high performance design, processing, sealing and material processing in conjunction with collaborative efforts with customers allow the Company to introduce new products effectively. The Company is currently developing a number of new products, including high performance relays for space satellites, automatic external defibrillators, advanced aircraft, industrial vehicles and rail transportation, and solenoids for commercial/industrial equipment.

  There can be no assurance given that the Company will be successful in implementing this strategy. The discussion of the Company's strategy contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of certain risk factors described elsewhere in this Prospectus. See "Risk Factors."

ACQUISITION STRATEGY

  Since its formation, the Company's growth strategy has been to acquire manufacturers of relay products and related components and to consolidate the acquired operations where appropriate into the Company's business. The Company plans to continue this strategy and also intends to broaden the scope of its acquisitions to include related component companies and product lines.

  Set forth in the table below is a description of the Company's acquisitions to date, the date of acquisition, the name of the seller or acquired company, the type of acquisition and a general description of the products acquired. The aggregate purchase price paid for the acquisitions listed below is approximately $36.0 million.

 DATE           NAME OF SELLER OR ACQUIRED COMPANY   TYPE OF ACQUISITION PRODUCT TYPES
 ----           ----------------------------------   ------------------- -------------
 January 1983        Sun Electric Company               Product Line     Aircraft instrumentation
 September 1984      Midland-Ross Corporation           Product Line     High performance relay
                                                                         products
 January 1985        Automotive Electric                Product Line     Telecommunications relay
                     Division of GTE                                     products
 June 1986           Branson Corporation                Company          High performance relay
                                                                         products
 July 1990           Sigma Relay Division of            Product Line     Custom application relay
                     Pacific Scientific Co.                              products
 December 1990       Airpax Relay Division of           Product Line     High performance relay
                     North American Phillips                             and solenoid products
 January 1993        CP Clare Corporation               Product Line     Telecommunication relay
                                                                         products
 March 1993          West Coast Electrical              Company          Solenoid products
                     Manufacturing Co.
 March 1993          Midtex Relays Inc.                 Company          General purpose relay
                                                                         products
 December 1994       Deutsch Relays Inc.                Product Line     High performance relay
                                                                         products, including T0-5
                                                                         relay
 January 1995        HiG Relays Inc.                    Assets           High performance
                                                                         electromechanical and
                                                                         electronic products
 October 1995        Kilovac Corporation                Company          High voltage relays,
                                                                         vacuum and gas filled
                                                                         relays and DC power
                                                                         relay products
 July 1996           Hartman Electrical                 Division         High performance power
                     Manufacturing                                       relay products and
                                                                         electrical subsystems

  When acquiring a smaller company or product line, the Company typically seeks to integrate the acquired operations and to consolidate functions such as finance, sales, marketing, and engineering, thus eliminating significant operating cost. Recent acquisitions which have been integrated in this manner include the acquisition of West Coast Electric Manufacturing Co., the Airpax Relay Division of North American Phillips, a product line acquired from Deutsch Relays Inc. and assets of HiG Relays Inc. In the case of the acquisition of Midtex Relays and the Kilovac Corporation, the acquired businesses were of such size that the companies were maintained as stand-alone operations. In addition, as a result of the acquisition of Midtex Relays, several of the Company's existing products were shifted to the newly acquired lower-cost operations in Mexico. Although the Hartman Division functions as a stand-alone operation, the Company expects to offer Hartman's product line through the Company's field sales force beginning in late 1996. The Company has made strategic acquisitions of assets employing sophisticated technology, and, as a result, the Company has and will continue to expend considerable time and expense on rationalizing acquired products with similar products in existing lines and creating synergies between related product technologies and existing products. For example, the Company's product engineers are currently integrating newly acquired technology into certain existing high performance relay products to enhance the performance of those products.

  The Company intends to continue to make acquisitions to expand its market geographically, complement its product line and supplement its technical knowledge. The Company presently has available capacity in certain of its facilities, and therefore the Company believes that it is well-positioned to make additional acquisitions and integrate the acquired businesses into its existing facilities. While the Company regularly evaluates potential acquisition opportunities in the ordinary course of its business, as of the date hereof there are no existing commitments or agreements with respect to any acquisitions.

PRODUCTS

  The Company manufactures products in the following four general categories: high performance relays, general purpose relays, electronic products and solenoids, which represented 67.7%, 22.5%, 5.9% and 3.3%, respectively, of the Company's net sales in 1995.

 Relays

  A relay is an electrically operated switch which can be located at a remote location to control electrical current or signal transmissions. Electromechanical relays utilize discrete switching elements which are opened or closed by electromagnetic energy and thus control circuits with physical certainty. Since these devices are controlled electrically, they can be placed at remote locations where it may not be safe or convenient for a human operator to be located. Relays are designed to meet exacting circuit and ambient conditions and can control numerous circuits simultaneously. Certain relay types measured in microwatts are used to switch signals in test equipment, computers and telecommunications systems. Higher power relays, which switch or control high voltage or high currents, are used in electric vehicles, aircraft electrical systems, heart defibrillators and spacecraft power grids. Due to various application requirements, relays come in thousands of shapes, sizes and with differing levels of performance reliability. Because of the many switching functions performed by relays, they are found in thousands of electrical and electronic applications.

  High performance relays. High performance relays are characterized by their advanced design or construction, demanding performance and reliability requirements and used in adverse operating environments. High performance relays provide customers with the advantages of smaller size, lighter weight, longer life, energy efficiency and greater reliability than general purpose relays. Many of the Company's high performance relays are hermetically sealed in metal or ceramic enclosures to protect the internal operating mechanisms from harsh environments and to improve performance and reliability. The Company manufactures more than 400 types of high performance relays in its North Carolina, Ohio and California facilities. The inherent switching advantages of the Company's high performance relays generally command higher selling prices than general purpose relays. The sale prices of high performance relay products range from approximately $10 to $3,500 per unit.

  The Company's high performance relays are sold to commercial airframe manufacturers, manufacturers of communication systems, medical systems, avionics systems, automatic test equipment, aerospace, and defense equipment manufacturers. High performance relays can have a variety of applications in a single end product. For example, the Company believes that more than 250 of its high performance relays are used on each Boeing 777 aircraft to perform switching, power distribution and control functions in the avionics system, radio communications, power regulation equipment and electrical load management system. High performance relays are also an integral component in heart defibrillator machines and electric vehicles.

  General purpose relays. Like its high performance relay products, the Company's general purpose relays are generally targeted towards niche applications where they are typically sole-sourced or have limited competition. The Company's general purpose relays are used in commercial and industrial applications where performance and reliability requirements are somewhat less demanding than those for high performance relays. These relays are generally manufactured for the Company in Mexico and in China where longer production runs are necessary for operating efficiency. Many of these production lines are either semi-automated or utilize lower-cost assembly labor. The Company's general purpose relay offering includes some of the more sophisticated product types in the general purpose category. The prices of general purpose relays range from $1 to $25 per unit. Specific applications for the Company's general purpose relays include an environmental management system for buildings manufactured by Johnson Controls which uses up to 700 general purpose relays per system. Taylor Freezer also uses many of the Company's general purpose relays in its ice cream machines.

  Electronic products. An electronic product contains no moving parts and performs switching functions utilizing semiconductor devices. Since there are no moving parts, these types of relays feature very long service lives and high reliability, but such products are not appropriate for applications requiring complete electrical isolation. High performance electronic products are becoming increasingly sophisticated and provide the user with control and functional options not previously available. Switching speed of electronic products is normally much faster than that of electromechanical relays. The Company significantly increased its electronic products product offerings through the HiG Acquisition in January 1995. Management believes that, although sales of electronic products represent approximately 3% of total 1995 net sales, electronic products represent a logical and attractive growth opportunity for the Company. Electronic products are sold to commercial industrial equipment manufacturers and defense equipment manufacturers for prices ranging from approximately $15 to $500 per unit.

 Solenoids

  Solenoids are similar to relays in design, but differ in that electromechanical action is used to perform mechanical functions. Rather than control currents or transmissions, solenoids are applied when a defined mechanical motion is required in the user's equipment or system. Among their many applications, solenoid products operate product release mechanisms in vending machines, activate remote door locks, open and close valves, and are utilized in custom automation equipment. Like relays, solenoids can be made in many sizes and shapes to meet specific customer application requirements.

  The Company supplies products to the high performance and the general purpose solenoid markets. High performance solenoids tend to be custom designed and are used in aerospace, security, power station and automotive applications such as aerospace de-icing equipment and commercial airframe fuel shut-off valves. General purpose solenoid types are used in vending machines, automation equipment, office machines and cameras. The Company manufactures its high performance solenoids in its Fairview, North Carolina facility, while its general purpose solenoid types are manufactured by subcontractors in China. The prices of the Company's solenoids range from $2 to $350 per unit.

PRODUCT DEVELOPMENT

  The Company intends to continue to develop new products to meet the application requirements of its customers and to expand the Company's technical capabilities.

  High performance relays. The Company is developing several new types of high performance relays, including a high voltage relay to be used in a new model of automatic heart defibrillator, a high voltage relay for the rail transportation industry, a new energy efficient, long-life environmentally sealed relay for applications where energy consumption is critical, and a new relay designed to reduce printed circuit board space. The Company is also developing a new line of ultra-high reliability relays which are similar to the high performance relays in composition, but are subject to more rigorous testing because such relays are used in aerospace and satellite equipment and are therefore continuously utilized in adverse conditions.

  General purpose relays. The Company is currently developing several new product types to be used in automotive and commercial/industrial applications. These products are currently in the prototype stage and the Company expects to begin manufacturing and selling certain of these products in 1996.

  Solenoids. The Company is currently developing several new solenoid types for use in business equipment, vending machines, security systems, home appliances, automotive door locks, electronic games, and personal computers. Prototypes of many of these products are in the test phase while others are in mechanical design. The development cycle of new solenoids from design to prototype can generally be completed within one month. The Company expects to commence marketing these new solenoids in 1996.

CUSTOMERS

  The Company has established a diversified base of over 2,100 customers representing a wide range of industries and applications. Sales by industry segment are diversified across the commercial airframe, defense/aerospace, commercial/industrial equipment, communications, automatic test equipment, and automotive markets representing approximately 29.0%, 27.3%, 22.9%, 14.8%, 3.8% and 2.2% respectively, of net sales during 1995. Sales to customers outside of the United States comprised approximately 14% of net sales during 1995. No single customer accounted for 10% or more of the Company's total net sales for 1995. The chart set forth below lists the Company's primary market segments, representative customers, and certain end product applications.

MARKET SEGMENT            REPRESENTATIVE CUSTOMERS      PRODUCT APPLICATIONS
--------------            ------------------------      --------------------
Commercial Airframe       Airbus, Aerospatiale, Beech,  Flight Control Systems,
                          Boeing, British Aerospace,    Navigation Control Systems,
                          Cessna, Lear, McDonnell-      Communication Systems, Radar
                          Douglas, Smiths Industries    Systems, Landing Gear
                                                        Control Systems, Electrical
                                                        Load Management Systems
Defense/Aerospace         Allied Signal, Bell           Satellites, Missiles, Tanks,
                          Helicopter, General           Defense Systems, Navigation
                          Dynamics, Grimes Aerospace,   Equipment, Aircraft, Global
                          HR Textron, Hughes Missile    Positioning Equipment
                          Systems, ITT Aerospace,
                          Litton Industries, Lockheed
                          Martin, Loral, Lucas
                          Aerospace, McDonnell-
                          Douglas, NASA, Raytheon,
                          Rocketdyne, Rockwell,
                          Sundstrand Aviation, TRW,
                          Westinghouse
Commercial/Industrial     Amana, ABB, Burdick, Dover,   Vending Machines, Overhead
                          ECC, General Electric,        Doors, Medical
                          Hercules Corp., Hewlett-      Instrumentation, Heart
                          Packard, Honeywell, Johnson   Defibrillators, Motor
                          Controls, Laerdal, Landis &   Controls, Welders, White
                          Gyr, Lorain, Miller           Goods, Appliances, Heating,
                          Electric, Montgomery          Ventilation, Air
                          Elevator, Onan, Otis          Conditioning Controls, Spas,
                          Elevator, Physio Control,     Metering, High Voltage
                          Rockwell, Safetran,           Testers
                          Scotsman, Siemens, Taylor
                          Freezer, Trane,
                          Westinghouse, Whitaker
                          Controls, Woodward Governor,
                          Zoll Medical
Communications            AG Communications, Alcatel,   Central Office Switches,
                          Allied Signal, AT&T,          Station Switches, RF Radios,
                          Collins, Daewoo, IBM,         Facsimile Communications,
                          Motorola, Pulsecom,           Line Test Equipment,
                          Rockwell, Tellabs, Teltrend,  Wireless Phones
                          Wiltron
Automatic Test Equipment  Hewlett-Packard, IBM, Metric  Electronic Systems, Test and
                          Systems, Picon, Schlumberger  Component Systems
Automotive                Chrysler, GM, Mercedes,       Electric Vehicles,
                          Rostra                        Automotive Security Systems

SALES AND DISTRIBUTION

  The Company sells its products worldwide through a network of 72 independent sales representatives and 27 distributors in North America, Europe and Asia. This sales network is supported by the Company's internal staff of 10 direct product marketing managers, 10 customer service associates, 10 application engineers and two marketing communication specialists.

  The Company believes it differentiates itself from many of its competitors by offering a high level of customer service and engineering support to its customers. A key element in the service provided by the Company to its customers is assistance in the proper application of the Company's products, thereby reducing field failures and overall product cost in use. The Company believes that its service oriented approach has contributed to significant customer loyalty. The Company seeks to provide customized solutions to its customers' switching problems and to sell complementary products across its broad product offering to both existing and new customers. The Company has formed strategic partnerships with certain customers to develop new products, improve on existing products, and reduce product cost in use.

  The Company provides its salespeople, representatives, and distributors with product training on the application and use of all Company products. The Company employs 10 technical application engineers who provide ongoing technical support to new and existing customers. The application engineers, along with the product marketing managers, develop application-related literature, provide answers to customer questions on the use and application of the Company's products, and provide field support at the customer's site during installation or use, if required. The Company believes that the services provided by its application engineers and product marketing managers are an integral factor in its sales and new customer development efforts.

  The Company produces internally nearly all of its own marketing communication materials, enabling the Company's marketing department to incorporate product improvements and respond to market changes rapidly. The Company maintains an up-to-date database of over 9,000 prospects with an active customer base of approximately 2,100.

  The Company conducts virtually all of its sales through sales representatives who sell both to end users and distributors. The Company has maintained relationships with many of its sales representatives and distributors for over ten years. The Company believes that its longstanding relationships with its sales network contributes to the effectiveness of its marketing program.

  Sales representatives, who market the Company's products exclusively, and distributors enter into agreements with the Company that allow for termination by either party upon 30 days notice. Distributors are permitted to market and sell competitive products and can return to the Company a small portion of products purchased by them during the term of such agreements.

COMPETITION

  The markets in which the Company operates are highly competitive. The Company competes primarily on the basis of quality, reliability, price, service and delivery. Its primary competitors are Teledyne Relays, Genicom, Jennings, Leach, Ibex and Eaton in the high performance relay market, the Electromechanical Products division of Siemens in the general purpose relay market, and G.W. Lisk in the solenoid market. Several of the Company's competitors have greater financial, marketing, manufacturing and distribution resources than the Company and some have more automated manufacturing facilities. There can be no assurance that the Company will be able to compete successfully in the future against its competitors or that the Company will not experience increased price competition, which could adversely affect the Company's results of operations. The Company also faces competition for acquisition opportunities from its large competitors.

  The Company believes that significant barriers to entry exist in the high performance relay markets in the form of stringent commercial and military qualifications required to sell products to certain customers in these markets. The Company holds military qualifications (QPL) for 29 of its product types. During 1995, approximately $9.7 million (14.2%) of the Company's total revenue was derived from the sale of qualified products. Obtaining and maintaining these qualifications is contingent upon successful completion of rigorous facility review and product testing on a regular basis and at a significant cost. Each of the Company's North Carolina manufacturing facilities are certified to Military Standard 790, a standard promulgated by the DOD. The elimination by the military or certain commercial customers of qualification requirements would lower these barriers to entry and enable other relay manufacturers to sell products to such customers.

  The Company holds patents on many of its products, including high voltage DC relays and other high performance relays. In addition, the Company has developed proprietary manufacturing capabilities which afford the Company an advantage over its competitors in many of its product lines. See "-- Proprietary Rights."

MANUFACTURING

  The Company has established efficient, flexible and diverse manufacturing capabilities, which the Company believes enable it to provide its customers with a wide array of high quality custom and standard relays and solenoids at competitive prices and lead times. The Company manufactures its products at five facilities which utilize advanced and often proprietary assembly and processing techniques.

  The facilities of the CII Division in North Carolina manufacture high performance signal relays and solenoids and have each obtained the Military Standard 790 certification promulgated by the DOD which involves rigorous documentation of operating systems processes, assembly, and testing technique.

  The Kilovac Division's facility in Southern California manufactures high performance, high voltage relays utilizing advanced propriety assembly and processing techniques and maintains rigorous certifications and qualifications required by its sophisticated customer base. Products manufactured at the Kilovac facility represented approximately 21.5% of the Company's net sales in 1995.

  The Company's facility in Juarez, Mexico manufactures general purpose relays which represented approximately 13.1% of the Company's net sales in 1995. In addition to manufacturing a broad array of general purpose relays for its diverse customer base, this facility provides the Company with sophisticated low cost assembly, process, and testing capabilities for labor-intensive manufacture of certain components and products.

  The Hartman Division's facility in Mansfield, Ohio manufactures high performance, high current relays using a modular construction technique that is designed to satisfy diverse customer requirements. Products manufactured by the Hartman Division represented approximately 25.5% of the Company's net sales in 1995.

  Products representing approximately 0.9% of the Company's net sales in 1995 were manufactured at a subcontract facility in Connecticut. The Company owns substantially all of the assets at this subcontract facility. Under the agreement between the Company and the subcontractor, the subcontractor will provide consultation, manufacturing, design, and engineering services upon the Company's request on fixed pricing terms.

  The Company also subcontracts for certain relays and solenoids to six subcontractors located in China and Japan which represented approximately 3.1% of the Company's net sales in 1995. In addition, these subcontractors supply the Company with low cost labor-intensive assembly of certain components which assists the Company in its cost reduction efforts.

  The Company participated in the construction and design of the product lines of each of its subcontractors and routinely confirms that the manufacturing facilities of each subcontractor meet the Company's stringent product quality qualifications. The Company believes that production by its international subcontractors who maintain low labor costs and strong manufacturing competence enable the Company to compete effectively in the relay and solenoid marketplace.

FACILITIES

  The Company, headquartered in Fairview, North Carolina, operates the following manufacturing and distribution facilities worldwide:

                           SQUARE
         LOCATION          FOOTAGE PRODUCTS MANUFACTURED
         --------          ------- ---------------------
 CII DIVISION:
 Fairview, North Carolina  70,000  High performance relays and solenoid products
 Asheville, North Carolina 26,000  High performance relays and electronic products
 KILOVAC DIVISION:
 Carpinteria, California   38,000  High voltage and power switching relay
                                   products
 MIDTEX DIVISION:
 Juarez, Mexico            45,000  General purpose relay products
 El Paso, Texas             6,000  Distribution center
 HARTMAN DIVISION:
 Mansfield, Ohio           53,000  High performance power relays
 INDIAN JOINT VENTURE:
 Cochin, India(1)          20,000  High performance and general purpose relay
                                   products

--------
(1) The Company has a 28% ownership interest in the Indian Joint Venture named CII Guardian International Limited. Production is expected to commence at this facility in the third quarter of 1996.

  The Company's manufacturing and assembly facilities (including the Indian Joint Venture property) contain approximately an aggregate of 250,000 square feet of floor space. Each of the facilities is under lease, other than the two North Carolina properties which the Company owns. The Company currently has available manufacturing space in certain of its facilities. The Company believes this excess manufacturing capacity will allow for the integration of future product line acquisitions and/or the development of new product lines. The facilities of the CII Division and the Hartman Division, each of which manufacture products to be sold to the military, maintain Military Standard 790 and Military Standard I 45208 certifications, respectively.

  The Company's headquarters in Fairview, North Carolina house the sales and engineering staff of the CII Division. The corporate, sales and engineering staff of the Kilovac Division and the Midtex Division are located in the Carpinteria, California and Juarez, Mexico facilities, respectively, and the leases for these facilities expire in April 2006 and June 1998, respectively. The Company has entered into a lease for Hartman's Mansfield, Ohio facility providing for a ten year term and an option to purchase.

 Indian Joint Venture

  In November 1995 the Company formed a joint venture in India with Guardian Controls Ltd. ("Guardian"), an Indian company with which the Company has had a business relationship for more than ten years. The joint venture is expected to produce relays for the domestic Indian market and global markets and to manufacture labor-intensive relay components and sub-assemblies for export to the Company's divisions in North America. The Company trained the employees of the Indian Joint Venture in its North Carolina facilities and is currently transferring to the Indian Joint Venture's facility the assembly equipment which was purchased by the Indian Joint Venture. All sales for the Indian Joint Venture outside of India will be channeled through the Company's existing sales representatives. The Company and Guardian each have a 28% interest in the Indian Joint Venture, the Bank of India has a 16% interest, and the remaining 28% interest is held by certain financial investors in India. The governing board of the Indian Joint Venture is presently composed of two designees of the Company, one designee of Guardian and two outside directors.

EMPLOYEES

  As of June 30, 1996, the Company had approximately 1,054 employees. Of these employees, approximately 293, including the sales and engineering staff, were employed in its Fairview headquarters, approximately 185 were employed in the Asheville facility, approximately 267 were employed in the Mexico facility, approximately 3 were employed in the Texas facility, approximately 180 were employed in the Ohio facility and approximately 126 were employed in the California facility. Approximately 150 of Hartman's employees in the Ohio facility are represented by the International Union of Electronics, Electrical, Salaried, Machine and Furniture Workers AFL, CIO. The Company believes that its relations with its employees are excellent.

PROPRIETARY RIGHTS

  The Company currently holds seven patents, one registered trademark and has four patent applications and four trademark registrations pending. None of the Company's material patents expire prior to 2000. The Company intends to continue to seek patents on its products, as appropriate. The Company does not believe that the success of its business is materially dependent on the existence, validity or duration of any patent, license or trademark.

  The Company attempts to protect its trade secrets and other proprietary rights through formal agreements with employees, customers, suppliers and consultants. Although the Company intends to protect its intellectual property rights vigorously, there can be no assurance that these and other security arrangements will be successful. The Company has from time to time received, and may in the future receive, communications from third parties asserting patents on certain of the Company's products and technologies. Although the Company has not been a party to any material intellectual property litigation, if a third party were to make a valid claim and the Company could not obtain a license on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation, which could result in substantial cost to and diversion of resources of the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse affect on the Company's business and operating results.

LEGAL PROCEEDINGS

  The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this Prospectus there are no material legal proceedings pending against the Company.

ENVIRONMENTAL MATTERS

  The Company is subject to various foreign, federal, state and local environmental laws and regulations. The Company believes its operations are in material compliance with such laws and regulations. However, there can be no assurance that violations will not occur or be identified, or that environmental laws and regulations will not change in the future, in a manner that could materially and adversely affect the Company.

  Under certain circumstances, such environmental laws and regulations may also impose joint and several liability for investigation and remediation of contamination at locations owned or operated by an entity or its predecessors, or at locations at which wastes or other contamination attributable to an entity or its predecessors have come to be located. The Company can give no assurance that such liability at facilities the Company currently owns or operates, or at other locations, will not arise or be asserted against the Company or entities for which it may be responsible. Such other locations could include, for example, facilities formerly owned or operated by the Company (or an entity or business that the Company has acquired), or locations to which wastes generated by the Company (or an entity or business that the Company has acquired) have been sent. Under certain circumstances such liability at several locations (discussed below), or at locations yet to be identified, could materially and adversely affect the Company.

  The Company has been identified as a potentially responsible party ("PRP") for investigation and cleanup costs at two sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). CERCLA provides for joint and several liability for the costs of remediating a site, except under certain circumstances. However, the Company believes it will be allocated responsibility for a relatively small percentage of the cleanup costs at each of these sites, and in both instances other PRPs will also be required to contribute to such costs. Although the Company's total liability for cleanup costs at these sites cannot be predicted with certainty, the Company does not currently believe that its share of those costs will have a material adverse effect.

  Soil and groundwater contamination has been identified at and about the Company's Fairview, North Carolina facility resulting in that site's inclusion in the North Carolina Department of Environmental, Health & Natural Resource's Inactive Hazardous Waste Sites Priority List. The Company believes that the Fairview contamination relates to the past activities of a prior owner of the Fairview property (the "Prior Owner"). On May 11, 1995, the Company entered into a Settlement Agreement with the Prior Owner, pursuant to which the Prior Owner agreed to provide certain funds for the investigation and remediation of the Fairview contamination in exchange for a release of certain claims by the Company. In accordance with the Settlement Agreement, the Prior Owner has placed $1.75 million in escrow to fund further investigation, the remediation of contaminated soils and the installation and start-up of a groundwater remediation system at the Fairview facility. The Company is responsible for investigation, soil remediation and start-up costs in excess of the escrowed amount, if any. The Settlement Agreement further provides that after the groundwater remediation system has been operating for three years, the Company will provide to the Prior Owner an estimate of the then present value of the cost to continue operating and maintaining the system for an additional 27 years. After receiving the estimate, the Prior Owner is to deposit with the escrow agent an additional sum equal to 90% of the estimate, up to a maximum of $1.25 million. Although the Company believes that the Prior Owner has the current ability to satisfy its obligations pursuant to the Settlement Agreement, the Company believes that the total investigation and remediation costs will exceed the amounts that the Prior Owner is required to provide pursuant to the Settlement Agreement. The Company has recorded a liability for the total remediation costs of approximately $3.4 million, representing the discounted amount of future remediation costs over the 30 year period of remediation. Applicable environmental laws provide for joint and several liability, except under certain circumstances. Accordingly, the Company, as the current owner of a contaminated property, could be held responsible for the entire cost of investigating and remediating the site. If the site remedial system fails to perform as anticipated, or if the funds to be provided by the Prior Owner pursuant to the Settlement Agreement together with the Company's reserve are insufficient to remediate the property, or if the Prior Owner fails to make the scheduled future contribution to the environmental escrow, the Company could be required to incur costs that could materially and adversely affect the Company. See "Risk Factors--Environmental Matters."

  In connection with the Hartman Acquisition, the Company entered into an agreement pursuant to which it leases from a wholly owned subsidiary of Figgie a manufacturing facility in Mansfield, Ohio, at which Hartman has conducted operations (the "Lease"). The Mansfield property may contain contamination at levels that will require further investigation and may require soil and/or groundwater remediation. As a lessee of the Mansfield property, the Company may become subject to liability for remediation of such contamination at and/or from such property, which liability may be joint and several except under certain circumstances. The Lease includes an indemnity from the Company to the lessor for contamination that may arise following commencement of the Lease, where caused by the Company or related parties, except under certain circumstances. The Lease also includes an indemnity from Lessor to the Company, guaranteed by Figgie, for certain environmental liabilities in connection with the Mansfield Property, subject to a dollar limitation of $12.0 million (the "Indemnification Cap"). In addition, in connection with the Hartman Acquisition, Figgie has placed $515,000 in escrow for environmental remediation costs at the Mansfield property to be credited towards the Indemnification Cap as provided in the Lease. The Company believes that, while actual remediation costs may exceed the cash amount escrowed, such costs will not exceed the Indemnification Cap. If costs exceed the escrow and the Company is unable to obtain, or is delayed in obtaining, indemnification under the Lease for any reason, the Company could be materially and adversely affected.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company anticipated to be in place upon consummation of the Offering and their ages and positions with the Company are set forth below:

          NAME           AGE                        POSITION OR AFFILIATION
          ----           ---                        -----------------------
Ramzi A. Dabbagh........ 61  Chairman of the Board, Chief Executive Officer, President and Director
Michael A. Steinback.... 42  President of CII Division and Director
Douglas Campbell........ 49  President of Kilovac Division and Director
G. Daniel Taylor........ 60  Executive Vice President of Business Development and Director
David Henning........... 49  Chief Financial Officer
Theodore Anderson....... 40  Vice President and General Manager of Midtex Division
Daniel McAllister....... 42  Vice President of Manufacturing and Engineering of Kilovac Division
James R. Mikesell....... 54  Vice President and General Manager of Hartman Division
Michael S. Bruno, Jr.... 41  Director
Daniel A. Dye........... 43  Director
John P. Flanagan........ 54  Director
Donald E. Dangott....... 63  Director

  Upon the consummation of the Offering, the Board of Directors of the Company will be expanded to 10 directors, and the Board currently intends to appoint two additional independent directors following consummation of the Offering.

  The present principal occupations and recent employment history of each of the executive officers and directors of the Company listed above are set forth below:

  Ramzi A. Dabbagh was recently named the Chairman of the Board, Chief Executive Officer and President of the Company. He served as President of Communications Instruments from 1982 to 1995. Mr. Dabbagh served as President and Chairman of the National Association of Relay Manufacturers ("NARM") from 1991 to 1993 and has been a director of NARM since 1990.

  Michael A. Steinback became President of the CII Division and a director of the Company in 1995. He served as the Vice President of Operations of the CII Division from 1994 to 1995. From 1990 to 1993, Mr. Steinback was Vice President of Sales and Marketing for CP Clare Corporation. Mr. Steinback has served on the Board of Directors of NARM for 2 years.

  Douglas Campbell became President of the Kilovac Division and a director of the Company in 1995 as a result of the Kilovac Acquisition. He had been employed by the Kilovac Corporation since 1978, and its President since 1986. Mr. Campbell is expected to leave his position upon the expiration of his employment agreement in December 1996. The Company may elect to employ Mr. Campbell on a part-time consulting basis in 1997. See "--Employment Agreements." The Company has an understanding with Mr. Campbell that he will be nominated to serve as a director of the Company through October 1997.

  G. Daniel Taylor has been the Executive Vice President of Business Development of the Company since October 1995 and a director of the Company since 1993. He joined the Company in 1981 as Vice President of Engineering and Marketing and became Executive Vice President in 1984. He has served as the Company's representative to NARM and has acted as an advisor to the National Aeronautics and Space Administration (NASA) for relay applications and testing procedures since 1967.

  David Henning became Chief Financial Officer of the Company in December 1994. He held various positions at CP Clare Corporation from 1971 to 1994 and served as Chief Financial Officer of that corporation from 1992 to 1994.

  Theodore Anderson has served as Vice President and General Manager of the CII Division/Midtex Division since 1993. Mr. Anderson served as Product Marketing Manager of CP Clare Corporation from 1990 to 1993.

  Daniel R. McAllister has served as the Vice President of Manufacturing and Engineering of the Kilovac Division since the Kilovac Acquisition in 1995 and had served as Vice President of Product Development for the Kilovac Corporation since 1990.

  James R. Mikesell joined the Company as Vice President and General Manager of the Hartman Division in July 1996 upon the completion of the Hartman Acquisition. Mr. Mikesell joined Hartman Electrical Manufacturing in February 1994, from IMO Industries, where he had been the General Manager of their Controlex Division for the previous 5 years. Prior to IMO, Mr. Mikesell was Director of Manufacturing for the U.S. operations of the Automatic Switch Division of Emerson Electric; Vice President of Engine Accessory Operations and Director of Materials Management for the Quincy Controls Division of Colt Industries; and in various operations management positions with Cummins Engine and Dana Corporation.

  Michael S. Bruno, Jr. has served as a director of the Company since 1993. He was a founding Partner of Stonebridge Partners in 1986.

  Daniel A. Dye has served as a director of the Company since 1993. He has been a Partner of Stonebridge Partners since March 1993. From 1977 to 1993 he was employed by Security Pacific Corporation and its successor company, BankAmerica Capital Corporation and served as Senior Vice President of that Company from 1988 to 1993.

  John P. Flanagan has served as a director of the Company since 1993. He has been an Operating Partner of Stonebridge Partners since 1992. He was the Chief Operating Officer of Cabot Safety Corporation from 1990 to 1991 and President of American Opticals Safety Business from 1985 to 1990.

  Donald E. Dangott has served as a director of the Company since 1994. He held various positions at Eaton Corporation until 1993, including serving as the Director of Business Development Commercial and Military Controls Operations from 1990 to 1993, and he presently serves as a business development consultant. He is the Executive Director and a member of the Board of Directors of NARM.

COMPENSATION OF DIRECTORS

  As independent directors of the Company, Mr. Dangott and the directors to be appointed after the consummation of the Offering will receive $10,000 per year. All directors are entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with Board meetings. Directors who are officers of the Company or partners of Stonebridge Partners receive no additional compensation for serving as directors. See "--Compensation Committee Interlocks and Insider Participation."

BOARD COMMITTEES

  The Board of Directors has an Audit Committee which makes recommendations to the Board of Directors regarding the independent auditors to be nominated for election by the shareholders, reviews the independence of such auditors, approves the scope of the annual audit activities and reviews audit results. The Audit Committee consists of Mr. Dye, Mr. Dangott and an additional independent director to be named after the consummation of the Offering.

  The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for officers and employees of the Company. Mr. Flanagan, Mr. Dangott and an additional independent director to be named after the consummation of the Offering will comprise the Compensation Committee.

  The Board of Directors may from time to time establish other committees to assist it in the discharge of its responsibilities.

EXECUTIVE COMPENSATION

  The following sets forth a summary of all compensation paid to the chief executive officer and the three other executive officers of the Company (the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION
                             ---------------------------------
                                                    OTHER
                                                   ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY   BONUS   COMPENSATION(1) COMPENSATION(2)
---------------------------  -------- -------- --------------- ---------------
Ramzi A. Dabbagh ........    $163,752 $139,098    $361,305         $14,240
 Chairman, President and
 Chief Executive Officer
Michael A. Steinback.....     129,683   75,026     346,458           8,494
 President of CII
 Division and Director
G. Daniel Taylor.........     107,309   63,187       5,098           7,866
 Executive Vice President
 of Business Development
 and Director
David Henning............     102,500   60,350     343,833           7,396
 Chief Financial Officer

--------
(1) These amounts represent the sum of (i) the difference between the appraised value of 25,000 shares of Common Stock at the date of purchase ($7.66 per share) and the purchase price paid for such shares ($0.46 per share) ($180,100 for each of Messrs. Dabbagh, Steinback and Henning); (ii) reimbursement for taxes related to stock compensation ($166,358 for Messrs. Dabbagh and Steinback and $156,233 for Mr. Henning; (iii) fringe benefits received by Messrs. Dabbagh and Taylor valued at $14,847 and $5,098, respectively and (iv) with respect to Mr. Henning, reimbursement received for $7,500 of expenses relating to the commencement of his employment with the Company.
(2)These amounts represent insurance premiums paid by the Company with respect to term life insurance.

EMPLOYMENT AGREEMENTS

  The Company entered into employment agreements with Messrs. Dabbagh and Taylor which terminate on May 11, 1998 and provide for annual base salaries of $150,000 and $100,000. In addition, the employment agreements provide that each of these executive officers is entitled to participate in a bonus pool based upon the performance of the Company as established by the Board of Directors, and such other employee benefit plans and other benefits and incentives as the Board of Directors of the Company shall determine from time to time. Under the employment agreements, each of Messrs. Dabbagh and Taylor agrees that during the period of such agreement and for one year thereafter such executive officer will not (i) become employed by or in any other way associated with a business similar to that of the Company, (ii) solicit any business similar to that of the Company from any of its customers or clients or (iii) encourage any employees of the Company which have been employed by the Company for a year or less to enter into any employment agreement or perform any services for any other organization or enter into any other business. The agreements also provide that while employed by the Company neither of the executive officers may have a financial or other interest in a supplier, customer, client or competitor of the Company (provided that maintaining a financial interest equal to the lesser of $100,000 or 1% ownership of a public company is not precluded). The employment agreements may be terminated immediately by the Company "for cause" or within three months after the death or disability of the employee. The Company maintains key-man life insurance on Messrs. Dabbagh and Taylor and has agreed to pay out of the proceeds of such policy three years salary to the estate of either officer in the event of the death of such officer.

  The Company entered into an employment agreement with Douglas Campbell in connection with the Kilovac Acquisition pursuant to which Mr. Campbell is employed on a full-time basis until December 31, 1996 and, at the Company's request, on a part-time consultancy basis for up to 12 months thereafter. Under such agreement, while he is a full-time employee Mr. Campbell is entitled to receive an annual salary of $150,000 and such stock options and bonuses as are afforded other key employees of the Kilovac Division. The Company is entitled to terminate this employment agreement for any reason upon 90 days notice, provided that Mr. Campbell is entitled to receive his full salary if he is terminated without "cause". Under the employment agreement Mr. Campbell agrees that for the term of such agreement and for five years thereafter he will not directly or indirectly participate, have a financial interest in or advise any business competitive with the business of the Company and will not at any time interfere with the business of the Company by soliciting its customers, suppliers or employees.

  The Company entered into employment agreements with Michael Steinback and David Henning in January 1994 and December 1994, respectively, which expire in April 1997 and December 1996, respectively, and are automatically renewed each year. Messrs. Steinback and Henning are entitled to receive annual salaries (subject to annual review) of $134,375 and $105,000, respectively, an annual auto allowance, and other standard employee benefits applicable to the Company's other executive officers, and are entitled to participate in the Company's executive bonus plan. Each of Messrs. Steinback and Henning is entitled to receive full salary and benefits for a year if he is terminated at any time during such year.

EMPLOYEE BENEFIT PLAN

  The CII Technologies Inc. 1996 Management Stock Plan (the "1996 Plan") has been adopted by the Company's Board of Directors and approved by its stockholders.

  Administration. The 1996 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has discretion to select the individuals to whom awards will be granted and to determine the type, size and terms of each award and the authority to administer, construe and interpret the 1996 Plan. Members of the Compensation Committee must be "disinterested" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934.

  Participants. All employees of the Company who are selected by the Compensation Committee are eligible to participate in the 1996 Plan. Each of the Named Executive Officers and other officers of the Company is an eligible participant under the 1996 Plan.

  Awards. The 1996 Plan provides for the granting of incentive and non-qualified incentive stock options, stock appreciation rights, and other stock based awards (collectively or individually, "Awards"). An individual to whom an Award is made has no rights as a stockholder with respect to any Common Stock issuable pursuant to that Award until the date of issuance of the stock certificate for such shares upon payment of the Award.

  Shares Available for Awards. A total of 325,000 shares of Common Stock may be subject to Awards under the 1996 Plan, subject to adjustment at the discretion of the Compensation Committee in the event of a Common Stock dividend, split, recapitalization or certain other transactions. The shares of Common Stock issuable under the 1996 Plan may be either authorized unissued shares, or treasury shares or any combination thereof. If any shares of Common Stock subject to repurchase or forfeiture rights are reacquired by the Company or if any Award is canceled, terminates or expires unexercised, the shares of Common Stock which were issued or would have been issuable pursuant thereto will become available for new Awards. No individual may receive options, SARs or other stock-based Awards during a calendar year attributable to more than 75,000 shares of Common Stock, subject to adjustment in accordance with the terms of the 1996 Plan.

  Stock Options. A stock option which may be a non-qualified or an incentive stock option (each, an "Option"), is the right to purchase a specified number of shares of Common Stock at a price (the "Option Price") fixed by the Compensation Committee. The Option Price of an incentive Option may be no less than the fair market value of the underlying Common Stock on the date of grant. Unless otherwise provided in a participant's award agreement, options are not transferable during the participant's lifetime and will generally expire not later than ten years after the date on which they are granted. Options become exercisable at such times and in such installments as the Compensation Committee shall determine. The Compensation Committee may also accelerate the period for exercise of any or all Options held by a participant.

  The Compensation Committee may, at the time of the grant of an Option or thereafter, grant the participant a right (a "Limited Right") to surrender to the Company all or a portion of the related Option in connection with a Change in Control (as defined below). In exchange for such surrender, the Option holder would receive cash in an amount equal to the number of shares subject to the Option multiplied by the excess of the higher of (i) the highest price per share of Common Stock paid in certain Change of Control transactions or
(ii) the highest fair market value per share of Common Stock at any time during the 90-day period preceding such Change in Control over the Option Price of the Option to which the Limited Right relates. A Limited Right can be exercised within the 30-day period following a Change of Control. A Limited Right will only be exercisable during the term of the related Option. A "Change in Control" is deemed to occur when: (i) 20% or more of the combined voting power of Company's voting securities is acquired in certain instances;
(ii) individuals who are members of Company's Board of Directors prior to the Change of Control cease, subject to certain exceptions, to constitute at least a majority of such Board of Directors; or (iii) stockholders approve certain mergers, consolidations, reorganizations, or a liquidation of the Company or an agreement is approved for the sale or other disposition of all or substantially all of the assets of the Company.

  Stock Appreciation Rights. A stock appreciation right may be granted alone or in tandem with Options. Upon exercise, a stock appreciation right will entitle the participant to receive from the Company an amount equal to excess of the fair market value of a share of Common Stock on the settlement date over the per share grant or option price, as applicable (or some lesser amount as the Compensation Committee may determine at the time of grant), multiplied by the number of shares of Common Stock with respect to which the stock appreciation right is exercised. Upon the exercise of a stock appreciation right granted in connection with a stock option, the stock option shall be canceled to the extent of the number of shares as to which the stock appreciation right is exercised, and upon the exercise of a stock option granted in connection with a stock appreciation right or the surrender of such stock option, the stock appreciation right shall be canceled to the extent of the number of shares as to which the stock option is exercised or surrendered. The Compensation Committee will determine whether the stock appreciation right will be settled in cash, Common Stock or a combination of cash and Common Stock. The Compensation Committee may, at the time of the grant of a SAR unrelated to an Option or thereafter, grant a Limited Right in tandem with the SAR which will operate in a manner comparable to the Limited Rights described above under the caption "Stock Options."

  Other Stock Based Awards. Other Awards of Common Stock that are valued in whole or in part by reference to, or otherwise based on, the fair market value of Common Stock ("Other Stock-based Awards"), may be granted under the 1996 Plan in the discretion of the Compensation Committee. The Compensation Committee may make Other Stock-based Awards in the form of (i) the right to purchase shares of Common Stock, (ii) shares of Common Stock subject to restrictions on transfer until the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Compensation Committee, and (iii) shares of Common Stock issuable upon the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Compensation Committee. Other Stock-based Awards may be granted alone or in addition to any other Awards made under the Plan. Subject to the provisions of the 1996 Plan, the Compensation Committee has sole and absolute discretion to determine to whom and when such Other Stock-based Awards will be made, the number of shares of Common Stock to be awarded under (or otherwise related to) such Other Stock-based Awards and all other terms and conditions of such Awards. The Compensation Committee determines whether Other Stock-based Awards will be settled in cash, Common Stock or a combination of cash and Common Stock.

  Additional Information. The Compensation Committee may accelerate or waive vesting or exercise or the lapse of restrictions on all or any portion of any Award or extend the exercisability of Options or SARs.

  Unless otherwise provided in an individual's award agreement, an individual's rights under the 1996 Plan may not be assigned or transferred (except in the event of death). The Company will have the right to deduct from all amounts paid to any participant in cash (whether under the 1996 Plan or otherwise) any taxes required by law to be withheld therefrom. In the case of payments of Awards in the form of Common Stock, at the Compensation Committee's discretion, the participant may be required to pay to the Company the amount of any taxes required to be withheld with respect to such Common Stock, or, in lieu thereof, the Company shall have the right to retain the number of shares of Common Stock the fair market value of which equals the amount required to be withheld. Without limiting the foregoing, the Compensation Committee may, in its discretion and subject to such conditions as it shall impose, permit share withholding to be done at the Participant's election.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1995 the Company's Compensation Committee consisted of Messrs. Dabbagh, Bruno and Flanagan. Neither Mr. Bruno nor Mr. Flanagan served as an officer or employee of the Company during that year. Mr. Bruno is a general partner and Mr. Flanagan is a special limited partner of the Partnership which will own approximately 33.1% of the Common Stock of the Company upon consummation of the Offering. As a general partner of the Partnership, Mr. Bruno may be deemed to share beneficial ownership of the Common Stock beneficially owned by the Partnership; however, Mr. Bruno disclaims such beneficial ownership. See "Ownership of Common Stock."

  Stonebridge Partners, which is an affiliate of the Partnership, renders management, consulting, acquisition and financial services to the Company for an annual fee of approximately $150,000. The Company believes that this fee is no less favorable than that which could be obtained for comparable services from unaffiliated third parties. From time to time, Stonebridge Partners may also receive customary investment banking fees for services rendered to the Company in connection with acquisitions and certain other transactions. The Company paid Stonebridge Partners fees of $140,000 and $130,000 upon consummation of the Kilovac Acquisition and Hartman Acquisition, respectively. The Company also reimburses Stonebridge Partners for out-of-pocket expenses incurred in connection with services rendered to the Company. Partners of Stonebridge Partners who also serve as directors of the Company do not receive additional compensation for service in such capacity.

                           OWNERSHIP OF COMMON STOCK

  The following table sets forth certain information concerning the beneficial ownership of the Common Stock of the Company as of June 30, 1996 assuming the consummation of the Kilovac Share Exchange and as adjusted to reflect the sale of the shares offered hereby of (i) each beneficial owner of more than 5% of the Common Stock of the Company, (ii) each director and each Named Executive Officer and (iii) all directors and executive officers of the Company as a group.

                                                SHARES            SHARES
                                             BENEFICIALLY      BENEFICIALLY
                                            OWNED PRIOR TO     OWNED AFTER
                                             THE OFFERING      THE OFFERING
                                            --------------     ------------
             NAME AND ADDRESS               NUMBER   PERCENT  NUMBER   PERCENT
             ----------------              --------- ------- --------- -------
CII Associates, L.P.(1)(2)................ 2,150,000  71.7%  2,150,000  33.1%
Ramzi A. Dabbagh(3).......................    75,000   2.5      75,000   1.2
Michael A. Steinback(3)...................    75,000   2.5      75,000   1.2
G. Daniel Taylor(3).......................   100,000   3.3     100,000   1.5
David Henning(3)..........................    25,000    *       25,000    *
Michael S. Bruno(1)(2).................... 2,150,000  71.7   2,150,000  33.1
Daniel A. Dye(1)(2)....................... 2,150,000  71.7   2,150,000  33.1
John P. Flanagan(3).......................    75,000   2.5      75,000   1.2
Donald E. Dangott(3)......................       --    --          --    --
Douglas Campbell(4).......................   279,713   9.3     279,713   4.3
Directors and executive officers as a
 group (12 persons)(2)(4)................. 2,779,713  92.7   2,779,713  42.8

--------
 *  Represents less than 1% of the outstanding Common Stock of the Company.
(1) c/o Stonebridge Partners, Westchester Financial Center, 50 Main Street, White Plains, NY 10606.
(2) The general partners of CII Associates, L.P. have sole voting and investment power with respect to the shares of Common Stock owned by CII Associates, L.P. Messrs. Bruno and Dye (directors of the Company) and Messrs. David A. Zackrison and Harrison M. Wilson, as the general partners of CII Associates, L.P., may be deemed to share beneficial ownership of the shares shown as beneficially owned by CII Associates, L.P. Messrs. Bruno and Dye disclaim beneficial ownership of such shares.
(3) c/o CII Technologies Inc., 1396 Charlotte Highway, Fairview, North Carolina 28730
(4) Includes 25,243 shares held by Douglas Campbell, as Trustee of the Campbell Charitable Remainder Unitrust (the "Unitrust") and 110,219 shares held by Douglas Campbell, as Trustee of the Kilovac Corporation Employee Stock Bonus Plan (the "ESBP"). Mr. Campbell disclaims beneficial ownership of all shares held as Trustee of the Unitrust and of 103,409 shares held by the ESBP, as to which the individual employees have the power to direct the Trustee as to the disposition of the shares. Mr. Campbell's address is c/o Kilovac Division, Communications Instruments, Inc., P.O. Box 4422, Santa Barbara, California 93140.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

KILOVAC ACQUISITION

  On October 11, 1995, the Company purchased 80% of the outstanding capital stock of Kilovac pursuant to a Stock Subscription and Purchase Agreement, as amended (the "Kilovac Purchase Agreement"), dated as of September 20, 1995 among the Company, Kilovac and the stockholders of Kilovac named therein (the "Kilovac Stockholders"). Under the terms of the Kilovac Purchase Agreement, concurrent with the consummation of the Offering, the 24,957 outstanding shares of Kilovac held by the Kilovac Stockholders will be exchanged for the number of shares of Common Stock of the Company equal to $4,500,000 divided by the initial per share offering price to the public of the Common Stock being offered hereby (450,000 shares of Common Stock based upon the assumed initial public offering price of $10.00 per share) (the "Kilovac Share Exchange"). The Shares of Common Stock to be issued in the Kilovac Share Exchange will be issued pursuant to an exemption from the registration requirements of the Securities Act and will be "restricted securities" within the meaning of Rule
144. Most of the Kilovac Stockholders have agreed not to sell or otherwise dispose of any of the Common Stock of the Company acquired in the Kilovac Share Exchange until 365 days after the Offering (the "Lock-up Period") without the prior written consent of the Representatives of the Underwriters.

REGISTRATION RIGHTS

  In connection with the CII Acquisition, the Partnership entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement") pursuant to which the Company granted demand registration rights to the Partnership in respect of the shares of Common Stock and Preferred Stock owned by the Partnership or a partner thereof (the "Registrable Securities"). Under the Registration Rights Agreement, holders of a majority of the outstanding Registrable Securities may make a demand registration at any time. Expenses in connection with the exercise of such demand registration rights are to be borne by the Company subject to certain limitations. Under the terms of the stock subscription agreements pursuant to which certain members of management and others purchased Common Stock in the Company, the Company granted such purchasers certain rights to have their shares of Common Stock included in registrations of capital stock of the Company ("piggyback registration rights"). The Company is obligated to assume all of the costs associated with the exercise of the piggyback registration rights other than each such purchaser's pro rata share of any underwriter's discounts or commissions. In connection with the Offering, all holders of Registrable Securities and piggyback registration rights have agreed to waive their registration rights for 365 days following the date of this Prospectus.

  Upon the expiration of the Lock-up Period, holders of shares of Common Stock received in the Kilovac Share Exchange may require the Company to register such shares (at the Company's expense) pursuant to the Securities Act. In addition, such stockholders have certain rights to register their shares pari passu with any registration of shares effected on behalf of another stockholder.

ISSUANCE OF SECURITIES BY THE COMPANY

  In connection with the CII Acquisition on May 11, 1993, the Company issued to the Partnership (i) 2,150,000 shares of Common Stock for $860,000, (ii) 40,000 shares of Cumulative Redeemable Preferred Stock for $2.0 million, and
(iii) a $4.0 million subordinated promissory note that bears interest at an annual rate of 9.25% and one-half of the unpaid principal of such note is due on each of May 31, 2002 and May 31, 2003 (the "CII Note"). $1.2 million of the amounts due under the CII Note represent accrued and unpaid interest which bears interest at an 11.75% interest rate. The general partners of the Partnership include Michael S. Bruno, Jr. and Daniel A. Dye (both directors of the Company), David A. Zackrison and Harrison M. Wilson and the limited partners include the other partners of Stonebridge Partners, certain private investors and the original shareholders of the Predecessor and Aleowyn C. Ward (the "Original Shareholders"). The general partners of the Partnership have sole voting and investment power with respect to the shares of Common Stock owned by the Partnership.

  As part of the financing of the CII Acquisition, the Original Shareholders issued notes for an aggregate principal amount of $2.0 million which bear interest at the annual rate of 9.25% and become due May 11, 2003 (the "Seller Notes"). The aggregate principal amount of the Seller Notes was reduced by $250,000 on May 17, 1994 in satisfaction of certain indemnity claims arising under the acquisition agreement pursuant to which the CII Acquisition was accomplished (the "Acquisition Agreement"). The Original Shareholders were subsequently released from all indemnity obligations arising under the Acquisition Agreement on October 11, 1995. On October 11, 1995, three of the four Original Shareholders, in their capacity as limited partners of the Partnership, each contributed $100,000 of their respective Seller Notes to their respective capital accounts in the Partnership (the "Capital Notes"). Proceeds from the Offering will be used to repay the $1.45 million outstanding principal and interest on the Seller Notes and the $300,000 outstanding principal and interest on the Capital Notes.

  On October 11, 1995, in connection with the Kilovac Acquisition, the Company issued to the Partnership (i) 40,000 shares of Cumulative Redeemable Preferred Stock Series A for a purchase price of $2.0 million and (ii) a subordinated promissory note in the principal amount of $1.7 million which bears interest at the annual rate of 9.25% and one-half of the unpaid principal amount on such note is due on each of October 11, 2004 and October 11, 2005 (the "Kilovac Note"). $74,000 of the amounts due under the Kilovac Note represent accrued and unpaid interest which bears interest at an 11.75% interest rate. Proceeds from the Offering will be used to repay the $1.8 million outstanding principal and accrued interest on the Kilovac Note and to redeem the Preferred Stock.

  On October 11, 1995, the Company made a $70,000 loan to Ramzi Dabbagh (the Chairman, President and Chief Executive Officer of the Company) which was to bear interest at 9.25% per annum and secured by Mr. Dabbagh's limited partnership interest in the Partnership. Mr. Dabbagh repaid the principal and accrued interest on this loan in December 1995.

  On December 1, 1995 Ramzi Dabbagh, Michael Steinback and David Henning each purchased 25,000 shares of Common Stock for $11,400. On such date other employees also purchased stock of the Company as follows: Theodore Anderson purchased 12,500 shares of Common Stock for $5,700 and Gary C. McGill, Jeffrey
W. Boyce and Raymond McClinton purchased 4,165, 4,165 and 4,170 shares of Common Stock, respectively, for purchase prices of $1,899, $1,899 and $1,902, respectively. The Company recorded a special compensation charge in 1995 to reflect the difference between the purchase price of such Common Stock issuances and the estimated fair market value of such shares. The Company also granted a cash bonus to each of these employees to compensate such employees for the tax impact of the stock issuances. See "--Summary Compensation Table."

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of the Offering, consummation of the Kilovac Share Exchange and application of the proceeds as described herein, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, $.01 par value per share, of which 6,500,000 shares will be outstanding, and five million shares of Preferred Stock, $.01 par value per share, none of which will be outstanding. The following description of the capital stock of the Company, and certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Restated Bylaws (the "Bylaws") is a summary of such provisions as proposed to be amended prior to consummation of the Offering and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, as anticipated to be amended, copies of which are filed as exhibits to the Company's Registration Statement of which this Prospectus is a part. As of the date of this Prospectus the Company's Common Stock is held of record by 11 stockholders.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. Subject to the prior rights of the holders of any Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock do not have preemptive, subscription or redemption rights.

  Application has been made to list the Common Stock on the Nasdaq National Market under the symbol CIIT.

PREFERRED STOCK

  The Restated Certificate of Incorporation is expected to be amended to authorize the Company to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

  The Restated Certificate of Incorporation also authorizes 85,000 shares for each of two series of Preferred Stock, designated as the Cumulative Redeemable Preferred Stock and the Cumulative Redeemable Preferred Stock Series A (collectively, the "Existing Preferred Stock"). As of the date of this Prospectus, 40,000 shares of each series are issued and outstanding and are held by the Partnership. The Company anticipates that a portion of the proceeds of the Offering will be used to redeem all of the outstanding Existing Preferred Stock at a price per share of $50 plus an amount equal to all accrued and unpaid dividends to the date fixed by the Board of Directors as the redemption date.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

  Classified Board; Board Vacancies. Effective upon the first annual meeting of stockholders following the Offering, the Restated Certificate of Incorporation is expected to be amended to provide that the Company's Board of Directors will be divided into three classes, with each class, after a transitional period, serving for three years, and one class being elected each year. Members of the Board of Directors may be removed only with cause. A majority of the remaining directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of Directors. A majority vote of the stockholders will be required to alter, amend or repeal the foregoing provisions. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may maintain the incumbency of the Board of Directors. See "Management."

  Special Meetings of Stockholders. The Restated Certificate of Incorporation is expected to be amended to require that special meetings of the stockholders of the Company be called only by a majority of the Board of Directors and certain officers.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws are expected to be amended to provide that stockholders seeking to bring business before or to nominate directors at any meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 60 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The Bylaws also will specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders or from making nominations for directors.

  Section 203 of Delaware Corporation Law. Following the consummation of the Offering, the Company will be subject to the "business combination" statute of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the time that such person became an "interested stockholder," unless (i) the transaction is approved by the board of directors prior to the time the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, consolidations, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  Limitations on Directors' Liability. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Restated Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. As a result, directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

TRANSFER AGENT AND REGISTRAR

  First Union National Bank of North Carolina will be the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the Offering, 6,500,000 shares of Common Stock will be outstanding (7,025,000 shares if the Underwriter's over-allotment option is exercised in full). Of these shares, the 3,500,000 shares (4,025,000 if the over-allotment option granted to the Underwriters is exercised in full) sold in the Offering may be freely traded without restriction under the Securities Act, except by purchasers in the Offering who may be deemed to be "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (an "Affiliate").

  All of the shares of Common Stock currently outstanding were, and the shares to be issued in the Kilovac Share Exchange will be, acquired in transactions exempt from registration under the Securities Act. These shares, as well as any shares purchased in the Offering by an Affiliate, may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including exemptions under Rule 144.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if at least two years have elapsed since the later of the date "restricted securities" (as that term is defined in Rule
144) were acquired from the Company or from an Affiliate, the beneficial holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of Common Stock immediately after the Offering or the average weekly volume of trading in the Common Stock as reported through the automated quotation system of a registered securities association during the four calendar weeks preceding such sale and may sell such shares only through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Existing Stockholders holding 2,425,000 shares have already satisfied the two-year holding period. In addition, Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period.

  Most of the restricted securities will be subject to "lock-up" agreements under which the holders of such shares will agree not to sell or otherwise dispose of any shares of Common Stock for a period of 365 days without the prior written consent of the Representatives of the Underwriters.

  Under Rule 144(k), if at least three years have elapsed since the later of the date restricted shares were acquired from the Company or an Affiliate, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. A non-affiliate existing stockholder holds 25,000 shares which may be resold under Rule 144(k) without restriction, assuming such existing stockholder does not become an Affiliate of the Company.

  The existing stockholders (including the recipients of shares in the Kilovac Share Exchange) will have registration rights with respect to the 3,000,000 shares of Common Stock held by such shareholders following the closing of the Offering. See "Certain Relationships and Related Transactions--Registration Rights" and "--Kilovac Acquisition."

                                 UNDERWRITING

  The Company has entered into an underwriting agreement (the "Underwriting Agreement") with certain underwriters listed in the table below (the "Underwriters"), for whom William Blair & Company, L.L.C. and Furman Selz LLC are acting as Representatives (the "Representatives"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      William Blair & Company, L.L.C. ................................
      Furman Selz LLC.................................................
                                                                       ---------
        Total......................................................... 3,500,000
                                                                       =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of and default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters will be increased or the Underwriting Agreement may be terminated.

  The Underwriters have advised the Company that they propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a
concession of not more than $    per share. The Underwriters may allow, and
such dealers may re-allow, a concession not in excess of $    per share to
certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

  The Company and certain of its officers, directors and stockholders have agreed that they will not sell, contract to sell or otherwise dispose of any Common Stock or any interest therein for a period of 365 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

  There has been no public market for the shares of Common Stock prior to the Offering. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenue and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of certain publicly traded companies.

  The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

  The consolidated balance sheets of the Company at December 31, 1994 and December 31, 1995, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and the period from May 11, 1993 to December 31, 1993 and the statements of operations, stockholders' equity and cash flows for the Predecessor for the period from January 1, 1993 to May 10, 1993 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such consolidated financial statements and financial statements of the Predecessor Company for the periods referred to above are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated balance sheet of Kilovac at December 31, 1994, the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and the consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1993 and the period from January 1, 1995 to October 11, 1995 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such consolidated financial statements of Kilovac referred to above are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated balance sheet of the Hartman Division at December 31, 1994 and December 31, 1995 and the related statements of operations, stockholders' equity and cash flows for the years then ended included in this Prospectus and the Registration Statement referred to below have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such consolidated financial statements of the Hartman Division referred to above are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company will furnish its stockholders with annual reports containing audited financial statements for each fiscal year and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statements as permitted by the rules and regulations of the Commission. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Such material may also be accessed electronically by means of the Commission's Home Page on the Internet at http://www.sec.gov. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE(S)
                                                                        -------
CII TECHNOLOGIES INC. AND SUBSIDIARIES
 Independent Auditors' Report..........................................   F-2
 Consolidated Balance Sheets at December 31, 1994 and 1995 (Company)
  and Unaudited June 30, 1996 (Company)................................   F-3
 Consolidated Statements of Operations for the Period From January 1,
  1993 to May 10, 1993 (Predecessor Company), the Period From May 11,
  1993 to December 31, 1993 (Company), the Years Ended December 31,
  1994 and 1995 (Company) and the Unaudited Six Months Ended July 2,
  1995 and June 30, 1996 (Company).....................................   F-4
 Consolidated Statements of Stockholders' Equity for the Period From
  January 1, 1993 to May 10, 1993 (Predecessor Company), the Period
  From May 11, 1993 to December 31, 1993 (Company), the Years Ended
  December 31, 1994 and 1995 (Company) and the Unaudited Six Months
  Ended June 30, 1996 (Company)........................................   F-5
 Consolidated Statements of Cash Flows for the Period From January 1,
  1993 to May 10, 1993 (Predecessor Company), the Period From May 11,
  1993 to December 31, 1993 (Company), the Years Ended December 31,
  1994 and 1995 (Company) and the Unaudited Six Months Ended July 2,
  1995 and June 30, 1996 (Company).....................................   F-6
 Notes to Consolidated Financial Statements............................   F-7
KILOVAC CORPORATION AND SUBSIDIARIES:
 Independent Auditors' Report..........................................  F-19
 Consolidated Balance Sheet at December 31, 1994.......................  F-20
 Consolidated Statements of Income for the Years Ended December 31,
  1993 and 1994 and the Period From January 1, 1995 to October 11,
  1995.................................................................  F-21
 Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1993 and 1994 and the Period From January 1, 1995 to
  October 11, 1995.....................................................  F-22
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1993 and 1994 and the Period From January 1, 1995 to October 11,
  1995.................................................................  F-23
 Notes to Consolidated Financial Statements............................  F-24
HARTMAN ELECTRICAL MANUFACTURING DIVISION OF
 FIGGIE INTERNATIONAL INC.:
 Independent Auditors' Report..........................................  F-28
 Balance Sheets at December 31, 1994 and 1995 and Unaudited June 30,
  1996.................................................................  F-29
 Statements of Operations for the Years Ended December 31, 1994 and
  1995 and the Unaudited Six Months Ended June 30, 1995 and 1996.......  F-30
 Statements of Cash Flows for the Years Ended December 31, 1994 and
  1995 and the Unaudited Six Months Ended June 30, 1995 and 1996.......  F-31
 Notes to Consolidated Financial Statements............................  F-32
INDEX TO FINANCIAL STATEMENT SCHEDULES.................................  II-4

                         INDEPENDENT AUDITORS' REPORT

CII Technologies Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheets of CII Technologies Inc., formerly Communications Instruments Holdings, Inc. (the "Company"), as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from May 11, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995. Our audits also included the financial statement schedule listed in the index at II-4. We have also audited the consolidated statements of operations, stockholders' equity and cash flows of Communications Instruments, Inc. (the "Predecessor Company") for the period from January 1, 1993 to May 10, 1993. These financial statements and financial statement schedule are the responsibility of the Company's and Predecessor Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from May 11, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995 and the Predecessor Company's results of operations and cash flows for the period from January 1, 1993 to May 10, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Deloitte & Touche LLP

Charlotte, North Carolina
March 21, 1996

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                ASSETS (NOTE 5)
CURRENT ASSETS:
 Cash..............................................  $    72 $   193   $   150
 Accounts receivable (less allowance for doubtful
  accounts: 1994--$301; 1995--$420;
  1996--$377) (Note 1).............................    5,094   8,092     8,616
 Inventories (Notes 1 and 2).......................    7,934  10,642    10,671
 Deferred income taxes (Note 7)....................      410   1,909     2,050
 Other current assets (Note 13)....................       76   1,321     1,613
                                                     ------- -------   -------
 Total current assets..............................   13,586  22,157    23,100
                                                     ------- -------   -------
Property, Plant and Equipment, net (Notes 1, 3 and
 6)................................................   11,735  13,225    12,672
                                                     ------- -------   -------
OTHER ASSETS:
 Cash restricted for environmental remediation
  (Note 9).........................................      --    1,755     1,231
 Environmental settlement receivable (Note 9)......      --    1,050     1,076
 Goodwill (net of accumulated amortization: 1994--
  $54; 1995--$130; 1996--$260).....................      717   7,726     7,596
 Other intangible assets, net (Note 4).............      798   3,061     3,267
 Other noncurrent assets...........................      --       12       139
                                                     ------- -------   -------
 Total other assets................................    1,515  13,604    13,309
                                                     ------- -------   -------
 Total.............................................  $26,836 $48,986   $49,081
                                                     ======= =======   =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable...................................  $ 2,282  $ 2,579  $ 3,173
 Accrued interest (Note 5)..........................      626    1,269    1,667
 Other accrued expenses.............................    1,013    3,231    3,546
 Current portion of long-term debt (Note 5).........    2,006    3,721    3,037
 Current payable due to minority stockholders of
  subsidiary (Note 1)...............................      --     1,453       79
                                                      -------  -------  -------
 Total current liabilities..........................    5,927   12,253   11,502
                                                      -------  -------  -------
Long-Term Debt (Note 5).............................   10,191   19,731   20,321
                                                      -------  -------  -------
Notes Payable to Stockholders (Notes 5 and 13)......    5,750    7,450    7,450
                                                      -------  -------  -------
Accrued Environmental Remediation Costs (Note 9)....      --     3,491    3,013
                                                      -------  -------  -------
Deferred Income Taxes and Other Liabilities (Notes 7
 and 8).............................................    3,418    3,004    2,973
                                                      -------  -------  -------
Noncurrent Payable Due to Minority Stockholders of
 Subsidiary (Note 1)................................      --       865      817
                                                      -------  -------  -------
Minority Interest in Subsidiary.....................      --        35       86
                                                      -------  -------  -------
Cumulative Redeemable Preferred Stock--$.01 par
 value, stated at liquidation value--170,000 shares
 authorized; 40,000 shares issued and outstanding--
 1994; 80,000 shares issued and outstanding--1995
 and 1996 (Note 11).................................    2,287    4,497    4,683
                                                      -------  -------  -------
Common Stock Subject to Put Options--$.01 par value,
 215,000 shares issued and
 outstanding--1994; 400,000 shares issued and
 outstanding--1995 and 1996 (after giving effect
 retroactively to the stock split, see Note 11 and
 Note 14)...........................................      100      165      165
                                                      -------  -------  -------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
STOCKHOLDERS' EQUITY (Notes 5, 11 and 14):
 Common stock, $.01 par value--2,550,000 shares
  authorized; 2,150,000 shares issued and
  outstanding (after giving effect retroactively to
  the stock split, see Note 11 and Note 14).........       22       22       22
 Additional paid-in capital.........................       25      745      745
 Accumulated deficit................................     (873)  (3,236)  (2,660)
 Currency translation loss..........................      (11)     (36)     (36)
                                                      -------  -------  -------
 Total stockholders' equity (deficit)...............     (837)  (2,505)  (1,929)
                                                      -------  -------  -------
 Total..............................................  $26,836  $48,986  $49,081
                                                      =======  =======  =======

                See notes to consolidated financial statements.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)
                             (EXCEPT SHARE AMOUNTS)

                                                                COMPANY
                                      --------------------------------------------------------------
                         PREDECESSOR
                           COMPANY                         YEAR ENDED           SIX MONTHS ENDED
                          JANUARY 1,   MAY 11, 1993       DECEMBER 31,        ----------------------
                           1993 TO    TO DECEMBER 31, ----------------------   JULY 2,     JUNE 30,
                         MAY 10, 1993      1993          1994        1995        1995        1996
                         ------------ --------------- ----------  ----------  ----------  ----------
                                                                                   (UNAUDITED)
Net Sales (Note 12).....    $8,378      $   17,095    $   31,523  $   39,918  $   18,568  $   27,455
Cost of Sales...........     6,684          14,448        24,330      28,687      13,568      19,011
                            ------      ----------    ----------  ----------  ----------  ----------
Gross Profit............     1,694           2,647         7,193      11,231       5,000       8,444
                            ------      ----------    ----------  ----------  ----------  ----------
Operating Expenses:
 Selling expenses.......       713           1,344         2,382       3,229       1,409       2,382
 General and
  administrative
  expenses (Note 13)....       586           1,150         2,248       3,334       1,296       2,369
 Research and
  development expenses..        21              41           103         301          78         461
 Amortization of
  goodwill and other
  intangible assets.....        45             117           177         251         110         246
 Special compensation
  charge (Note 10)......       --              --            --        1,300         --          --
 Environmental expenses
  (Note 9)..............       --              --            --          951         --          --
 Special acquisition
  expenses (Note 1).....       153             266           --        2,064         915         --
                            ------      ----------    ----------  ----------  ----------  ----------
  Total operating
   expenses.............     1,518           2,918         4,910      11,430       3,808       5,458
                            ------      ----------    ----------  ----------  ----------  ----------
Operating Income
 (Loss).................       176            (271)        2,283        (199)      1,192       2,986
Other Income............        42             --            --            2           2         201
Interest Expense (Note
 5).....................       (77)         (1,086)       (1,833)     (2,997)     (1,138)     (1,820)
                            ------      ----------    ----------  ----------  ----------  ----------
Income (Loss) Before
 Income Taxes and
 Minority Interest in
 Subsidiary.............       141          (1,357)          450      (3,194)         56       1,367
Income Tax Expense
 (Benefit) (Note 7).....       --             (499)          178      (1,076)         22         554
                            ------      ----------    ----------  ----------  ----------  ----------
Income (Loss) After
 Income Taxes Before
 Minority Interest in
 Subsidiary.............       141            (858)          272      (2,118)         34         813
Income Applicable to
 Minority Interest in
 Subsidiary.............       --              --            --           35         --           51
                            ------      ----------    ----------  ----------  ----------  ----------
Net Income (Loss).......       141            (858)          272      (2,153)         34         762
Preferred Stock
 Dividend...............       --              102           185         210          92         186
                            ------      ----------    ----------  ----------  ----------  ----------
Net Income (Loss)
 Available for Common
 Stock..................    $  141      $     (960)   $       87  $   (2,363) $      (58) $      576
                            ======      ==========    ==========  ==========  ==========  ==========
Pro Forma Earnings per
 Common Share
 (Unaudited) (Note 1):
 Net Income (Loss)
  Available for Common
  Stock.................                $     (.38)   $      .03  $     (.93) $     (.02) $      .23
                                        ==========    ==========  ==========  ==========  ==========
 Weighted average of
  common shares
  outstanding...........                 2,495,440     2,511,125   2,535,714   2,520,440   2,550,000
                                        ==========    ==========  ==========  ==========  ==========
Supplemental Pro Forma
 Earnings Per Common
 Share (Unaudited) (Note
 1):
 Net Income (Loss)
  Available for Common
  Stock.................                                          $     (.21)             $      .18
                                                                  ==========              ==========
 Weighted average of
  common shares
  outstanding...........                                           6,035,714               6,050,000
                                                                  ==========              ==========

                See notes to consolidated financial statements.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                         COMMON STOCK  TREASURY STOCK
                                         ------------- ----------------  RETAINED
                                         SHARES AMOUNT SHARES   AMOUNT   EARNINGS
   PREDECESSOR COMPANY                   ------ ------ -------  -------  --------
Balances at January 1, 1993............. 6,875  $ 840    2,428  $   545  $ 8,243
  Distributions to stockholders.........   --     --       --       --    (1,217)
  Net income............................   --     --       --       --       141
                                         -----  -----  -------  -------  -------
Balances at May 10, 1993................ 6,875  $ 840    2,428  $   545  $ 7,167
                                         =====  =====  =======  =======  =======

                            COMMON STOCK    ADDITIONAL              CURRENCY   SUBSCRIPTION
                          -----------------  PAID-IN   ACCUMULATED TRANSLATION     NOTE
                           SHARES    AMOUNT  CAPITAL     DEFICIT   ADJUSTMENT   RECEIVABLE
        COMPANY           ---------  ------ ---------- ----------- ----------- ------------
Issuance of stock May
 11, 1993...............  2,400,000   $24      $936          --         --        $ (35)
  Reclass to common
   stock subject to put
   options..............    250,000    (2)      (98)         --         --          --
  Dividend deemed to be
   paid to continuing
   shareholders in
   conjunction with
   leveraged buyout
   transaction (Note
   1)...................        --    --       (843)         --         --          --
  Preferred stock
   dividend accrued.....        --    --        --      $   (102)       --          --
  Collection on
   subscription note
   receivable...........        --    --        --           --         --           10
  Net loss..............        --    --        --          (858)       --
                          ---------   ---      ----     --------      -----       -----
Balances at December 31,
 1993...................  2,150,000    22        (5)        (960)       --          (25)
  Preferred stock
   dividend accrued.....        --    --        --          (185)       --          --
  Contribution..........        --    --         30          --         --          --
  Currency translation
   loss.................        --    --        --           --       $ (11)        --
  Common stock issued...     25,000   --         10          --         --          (10)
  Reclass to common
   stock subject to put
   options..............    (25,000)  --        (10)         --         --           10
  Collection on
   subscription note
   receivable...........        --    --        --           --         --           25
  Net income............        --    --        --           272        --          --
                          ---------   ---      ----     --------      -----       -----
Balances at December 31,
 1994...................  2,150,000    22        25         (873)       (11)        --
  Preferred stock
   dividend accrued.....        --    --        --          (210)       --          --
  Currency translation
   loss.................        --    --        --           --         (25)        --
  Common stock issued...    125,000     1       774          --         --          --
  Reclass to common
   stock subject to put
   options..............   (125,000)   (1)      (54)         --         --          (10)
  Collection on
   subscription note
   receivable...........        --    --        --           --         --           10
  Net loss..............        --    --        --        (2,153)       --          --
                          ---------   ---      ----     --------      -----       -----
Balances at December 31,
 1995...................  2,150,000    22       745       (3,236)       (36)        --
 Unaudited:
  Preferred stock
   dividend accrued.....        --    --        --          (186)       --          --
  Net income............        --    --        --           762        --          --
                          ---------   ---      ----     --------      -----       -----
Balances at June 30,
 1996 ..................  2,150,000   $22      $745     $ (2,660)     $ (36)      $ --
                          =========   ===      ====     ========      =====       =====

                See notes to consolidated financial statements.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                          COMPANY
                         PREDECESSOR ----------------------------------------------------
                           COMPANY                      YEAR ENDED
                         JANUARY 1,                    DECEMBER 31,     SIX MONTHS ENDED
                           1993 TO    MAY 11, 1993   -----------------  -----------------
                           MAY 10,   TO DECEMBER 31,                    JULY 2,  JUNE 30,
                            1993          1993        1994      1995     1995      1996
                         ----------- --------------- -------  --------  -------  --------
                                                                          (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss).....    $   141      $   (858)    $   272  $ (2,153) $    34  $   762
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization.........        201         1,309       2,158     2,442    1,168    1,553
 Deferred taxes........        --           (749)       (751)   (1,583)    (403)    (436)
 Stock compensation
  charge...............        --            --          --        720      --       --
 Non-cash environmental
  charge...............        --            --          --        686      --       --
 Minority interest.....        --            --          --         35      --        51
 Gain on sale of
  assets...............        --            --          --        --       --      (201)
 Changes in operating
  assets and
  liabilities net of
  effects of
  acquisitions:
  Decrease (increase)
   in accounts
   receivable..........       (306)          453      (1,600)   (1,033)    (953)    (524)
  Decrease (increase)
   in inventories......        841            41        (274)      748      (27)     (29)
  Decrease (increase)
   in other current
   assets..............        360           244          (3)     (121)    (163)  (1,048)
  Increase (decrease)
   in accounts
   payable.............       (205)          383         603      (486)     223      594
  Increase (decrease)
   in accrued
   expenses............        304          (181)        734     2,678      617      645
  Increase in other
   assets and
   liabilities.........        --            --           46        81      (22)     (39)
                           -------      --------     -------  --------  -------  -------
   Net cash provided by
    operating
    activities.........      1,336           642       1,185     1,846      474    1,328
                           -------      --------     -------  --------  -------  -------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Acquisition of
  businesses and
  product lines, net of
  cash acquired........     (2,745)      (13,320)     (1,100)  (14,345)  (1,485)     --
 Investment in joint
  venture..............        --            --          --        --       --      (139)
 Purchases of property,
  plant and equipment..       (131)         (323)       (444)   (1,139)    (880)    (925)
 Sale of equipment.....        --            --          --        --       --       446
                           -------      --------     -------  --------  -------  -------
 Net cash used in
  investing
  activities...........     (2,876)      (13,643)     (1,544)  (15,484)  (2,365)    (618)
                           -------      --------     -------  --------  -------  -------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Net borrowings
  (repayment) under
  line of credit
  arrangement..........      1,400           160        (552)      114      673    2,097
 Borrowings under long-
  term debt
  agreements...........      1,967        15,612       2,281    16,945    2,241      --
 Principal payments
  under long-term debt
  agreements...........       (540)       (4,446)     (1,300)   (4,789)  (1,025)  (2,184)
 Loan fees paid........        --           (452)        (50)     (577)     --       --
 Proceeds from issuance
  of common stock......        --            144         --         56      --       --
 Proceeds from issuance
  of cumulative
  redeemable
  preferred stock......        --          2,000         --      2,000      --       --
 Receipt on stock
  subscription note....        --             10          25        10      --       --
 Payments of amounts
  owed to minority
  stockholders.........        --            --          --        --       --      (666)
 Distributions to
  stockholders.........     (1,216)          --          --        --       --       --
                           -------      --------     -------  --------  -------  -------
 Net cash provided by
  (used in) financing
  activities...........      1,611        13,028         404    13,759    1,889     (753)
                           -------      --------     -------  --------  -------  -------
NET INCREASE IN CASH...         71            27          45       121       (2)     (43)
CASH, BEGINNING OF
 PERIOD................         10           --           27        72       72      193
                           -------      --------     -------  --------  -------  -------
CASH, END OF PERIOD....    $    81      $     27     $    72  $    193  $    70  $   150
                           =======      ========     =======  ========  =======  =======
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING ACTIVITIES:
During the period from
 May 11, 1993 to
 December 31, 1993, the
 Company entered into a
 capital lease
 arrangement for
 computer equipment
 totaling $139.
During the year ended
 December 31, 1995, the
 Company entered into a
 capital lease
 arrangement for a
 building totaling
 $640.

                See notes to consolidated financial statements.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JULY 2, 1995 AND JUNE 30, 1996
                                 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Description--Communications Instruments Holdings, Inc. ("Holdings") was formed in May 1993 for the purpose of acquiring Communications Instruments, Inc. and its subsidiary (the "Predecessor Company"). On March 13, 1996, Holdings changed its name to CII Technologies Inc. CII Technologies Inc. and its subsidiaries are hereinafter referred to as the Company. The Company is engaged in the design, manufacture and distribution of electromechanical and electronic products and solenoids for the commercial/industrial equipment, commercial airframe, defense/aerospace, communications, automotive and automatic test equipment. Manufacturing is primarily performed in North Carolina, California and Juarez, Mexico.

  Acquisitions--On January 1, 1993, the Predecessor Company acquired certain relay and switch product lines from CP Clare Corporation for $750 in cash. On March 1, 1993, the Predecessor Company acquired certain assets and liabilities of the West Coast Electrical Manufacturing Company for $400 in cash and notes to the seller for $400. On March 22, 1993, the Predecessor Company acquired Midtex Relays, Inc. for $1,600 in cash. These acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired based on their fair values at the date of acquisition.

  On May 11, 1993, the Company acquired the Predecessor Company in a leveraged buyout transaction (the "Acquisition") and merged the Predecessor Company with its wholly-owned acquisition shell company, Communications Instruments, Inc. ("CII"). In conjunction therewith the Company issued 2,400,000 Common Shares (post-split). See Note 14. The Company is 89% owned by investors that did not hold an interest in the Predecessor Company, with the remaining 11% held by stockholders who owned shares of the Predecessor Company prior to the Acquisition. The Acquisition has been accounted for as a purchase to the extent of the change in ownership (89%), with the remaining 11% valued at its historical cost. The total purchase price was approximately $20,205, including acquisition costs of approximately $1,300. To the extent of the 89% change in ownership, the purchase price has been allocated to the assets and liabilities of the Predecessor Company based on their fair values. Fair value was determined generally by appraisals with the excess allocated to goodwill. The excess of purchase price paid to continuing stockholders over the historical cost of shares owned by such continuing shareholders has been deemed to be a stockholder distribution and thus has been recorded as a reduction of additional paid-in capital. As the Predecessor Company financial statements have been prepared on the historical cost basis, they are not directly comparable to those of the Company.

  The following summarizes the purchase price allocation as of the acquisition date:

       Current assets.................................................. $11,704
       Property and equipment..........................................  13,200
       Intangibles and other assets....................................   2,577
       Liabilities assumed.............................................  (7,276)
                                                                        -------
         Total purchase price.......................................... $20,205
                                                                        =======

  In conjunction with the Acquisition, the Company issued a term note payable to a bank of $6,500 and borrowed $5,112 under a revolving credit facility. In addition, Holdings issued subordinated notes payable of $4,000 as well as cumulative redeemable preferred stock of $2,000 and subordinated notes payable to the sellers of $2,000 (reduced to $1,750 on May 17, 1994 pursuant to an indemnity settlement agreement).

  On December 5, 1994, the Company purchased certain assets of Deutsch Relays, Inc. for a purchase price of approximately $1,100. The purchase price was allocated to the fair value of inventory, equipment and related business assets with the remainder of $200 allocated to a covenant not to compete.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  On January 27, 1995, the Company acquired certain assets from HiG Company, Inc. for $1,485 in cash. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired based on their fair values at the date of acquisition. As the purchase price was equal to the fair value of the inventory at the date of acquisition the entire purchase price was allocated to the inventory and no value was assigned to the machinery and equipment acquired.

  On October 11, 1995, the Company purchased an 80% ownership interest in Kilovac Corporation ("Kilovac") for an aggregate purchase price of approximately $15,800 including acquisition costs of approximately $1,300. Kilovac designs and manufactures high voltage and high frequency electromechanical relays. The transaction has been accounted for as a purchase. To the extent of the 80% change in ownership, the purchase price has been allocated to the assets and liabilities of Kilovac based on their fair values, with the remaining 20% minority interest valued at its historical cost. Fair values were determined generally by appraisals with the excess allocated to goodwill.

  The following summarizes the purchase price allocation as of the acquisition date:

       Current assets.................................................. $ 5,663
       Property and equipment..........................................   1,802
       Intangibles and other assets....................................  10,165
       Liabilities assumed.............................................  (1,849)
                                                                        -------
       Total purchase price............................................ $15,781
                                                                        =======

  The transaction was financed through additional borrowings of approximately $9,800 on the term and revolver loans, issuance of $2,000 in preferred stock, and issuance of subordinated notes of $1,700. Additionally, an estimated $2,300 is payable to the sellers upon the future realization of potential tax benefits associated with a net operating loss carryforward.

  The Company is obligated to purchase, for additional shares of the Company, the remaining 20% interest in Kilovac on, at the option of the selling shareholders, either December 31, 2000 or December 31, 2005, or upon the occurrence of certain events, if earlier, at an amount based on the value of Kilovac as defined in the agreement. The anticipated initial public offering described in Note 14 is an event that would result in the acquisition of such shares. During 1996, the Company and holders of the remaining 20% interest in Kilovac agreed that the value of the remaining interest that would be acquired upon such offering is $4,500.

  The following unaudited pro forma financial information shows the results of operations of the Company as though the Kilovac acquisition occurred as of January 1, 1994 and 1995.

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                        ----------------------
                                                           1994        1995
                                                        ----------  ----------
       Net sales....................................... $   43,742  $   50,947
                                                        ==========  ==========
       Net loss available for Common Stock............. $      (98) $   (2,187)
                                                        ==========  ==========
       Loss per share.................................. $     (.04) $     (.86)
                                                        ==========  ==========
       Average shares outstanding......................  2,511,125   2,535,714
                                                        ==========  ==========

  Principles of Consolidation--The accompanying consolidated financial statements include Holdings, its wholly-owned subsidiary, CII and CII's wholly-owned subsidiary, Electro-Mech S.A. and 80% owned subsidiary, Kilovac and Kilovac's wholly-owned subsidiaries, Kilovac International Inc., and Kilovac International FSC Ltd. Inc. Significant intercompany transactions have been eliminated.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  Revenue Recognition--Sales and the related cost of sales are recognized upon shipment of products. Certain sales for Kilovac, which constitute an immaterial proportion of the total consolidated sales, represent revenues under long-term fixed price development contracts. Revenues under these contracts are recognized based on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Costs in excess of contract revenues on cost sharing development contracts are expensed in the period incurred as research and development costs. Provision for estimated losses on fixed price contracts is made in the period such losses are determined by management.

  Special Acquisition Expenses--In conjunction with the acquisition of several product lines and businesses, the Company has incurred direct costs of integration of the acquisitions into the existing business, such as moving, training and product qualification costs. Such costs are expensed in the period incurred.

  Accounts Receivable--The changes in the allowance for doubtful accounts receivable consist of the following:

                                        JANUARY 1,   MAY 11,     YEAR ENDED
                                         1993 TO     1993 TO    DECEMBER 31,
                                         MAY 10,   DECEMBER 31, --------------
                                           1993        1993      1994    1995
                                        ---------- ------------ ------  ------
   Allowance beginning of year........     $108        $265     $  317  $  301
   Provision for uncollectible
    accounts..........................      --           40         64     127
   Write-off of uncollectible accounts
    (net).............................      (43)         12        (80)    (48)
   Effect of acquisitions and other...      200         --         --       40
                                           ----        ----     ------  ------
     Allowance end of year............     $265        $317     $  301  $  420
                                           ====        ====     ======  ======

  Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment--Property, plant and equipment held at the Acquisition date are recorded at their respective fair market values at the date of the Acquisition. Purchases of property, plant and equipment subsequent to the Acquisition are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five to twenty years.

  Goodwill--Goodwill represents the excess of cost over net tangible and identifiable intangible assets acquired in the Acquisition and the Kilovac Acquisition, and is being amortized by the straight-line method over the estimated period benefited, 30 years. The Company regularly evaluates the recoverability of goodwill using estimates of undiscounted future cash flows and operating earnings of the businesses acquired.

  Intangible Assets--Intangible assets, primarily patents, covenants not to compete and debt issuance costs, are amortized on a straight-line basis over the patent life, term of the related agreement or on the effective interest method over the life of the loan.

  Reclassifications--Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 presentation.

  Pro forma Earnings Per Common Share--Pro forma earnings per common share is computed based on the weighted average number of common shares outstanding during each period after giving retroactive effect to the planned 2.5 for one stock split to be effective prior to the closing of the anticipated initial public offering described more fully in Note 14. The Company issued 40,000 shares of common stock via subscription agreements to certain employees of the Company in December 1995 (Note 11). Pursuant to Staff Accounting Bulletin, Topic 4D, "Earnings Per Share Computations in an Initial Public Offering", stock issued within a one year period prior to the initial filing of the registration statement are treated as outstanding for periods reported.

  Supplemental Pro forma Earnings Per Common Share--Supplemental earnings per common share is computed based on the weighted average number of common shares outstanding during 1995 and the first quarter of 1996 after giving retroactive effect to the planned 2.5 for 1 stock split, and the planned issuance of 3,500,000

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES
shares in the anticipated initial public offering described more fully in Note
14. The proceeds from such offering are anticipated to be used to retire approximately $18,300 of Company debt and Cumulative Redeemable Preferred Stock. Supplemental pro forma net earnings gives effect for the interest and dividend savings on such retired Company debt and Cumulative Redeemable Preferred Stock of $1,097, net of income taxes of $731.

  Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments--The carrying amount of accounts receivable, long-term debt, notes payable and other current and long-term liabilities approximates their respective fair values.

  Impact of New Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", which will be effective during the Company's year ending December 31, 1996. The Company adopted the new standard in the first quarter of 1996, which adoption had no impact on the accompanying financial statements.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes an alternative method of accounting for employee stock compensation plans based on a fair value methodology. However, the statement allows an entity to continue to use the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The new standard also requires additional disclosures if the Company elects to remain with the accounting in Opinion 25. The Company has not determined whether it will adopt the alternative method of accounting and has also not yet determined its effect.

  Indian Joint Venture--In November 1995, the Company formed a joint venture in India with Guardian Controls Ltd., an Indian company, a bank and certain financial investors. The Company has a 28% interest in the joint venture which was formed for the purpose of manufacturing relays, relay components and sub-assemblies in India for the domestic Indian market, and global markets. The Company accounts for the joint venture using the equity method. The Company expects the venture to start production in the third quarter of 1996.

  Unaudited Interim Financial Data--The interim financial data relating to the six months ended July 2, 1995 and June 30, 1996 are unaudited; however, in the opinion of the Company's management, the interim data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period.

  Fiscal Quarters--As of January 1, 1996 the Company changed its policy for the fiscal quarter-end to be consistent with the calendar quarter-end. Previously, the fiscal quarter-end was the Sunday which came closest to including a full 13 weeks in each quarter. The impact of the change is not significant.

2. INVENTORIES

  Inventories consist of the following:

                                                       DECEMBER 31,     JUNE
                                                      ---------------    30,
                                                       1994    1995     1996
                                                      ------  -------  -------
   Finished goods.................................... $1,500  $ 2,495  $ 2,782
   Work-in-process...................................  2,821    4,201    4,010
   Raw materials.....................................  4,116    4,730    4,709
   Reserve for obsolete and slow-moving inventory....   (503)    (784)    (830)
                                                      ------  -------  -------
     Total........................................... $7,934  $10,642  $10,671
                                                      ======  =======  =======

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

3. PROPERTY, PLANT, AND EQUIPMENT

  Property, plant and equipment at December 31 consisted of the following:

                                                                  1994    1995
                                                                 ------- -------
   Land......................................................... $   250 $   289
   Buildings....................................................   1,299   2,652
   Machinery and equipment......................................  13,042  15,145
   Construction in progress.....................................     135     198
                                                                 ------- -------
     Total......................................................  14,726  18,284
   Less accumulated depreciation................................   2,991   5,059
                                                                 ------- -------
     Total, net................................................. $11,735 $13,225
                                                                 ======= =======

4. INTANGIBLE ASSETS

  Intangible assets at December 31 consisted of the following:

                                                                   1994   1995
                                                                  ------ ------
   Debt issuance costs........................................... $  502 $1,079
   License of product name.......................................     44    --
   Covenants not to compete......................................    668    557
   Patents.......................................................    --   1,634
   Trademarks....................................................    --     360
   Other.........................................................    --       3
                                                                  ------ ------
                                                                   1,214  3,633
   Less accumulated amortization.................................    416    572
                                                                  ------ ------
     Total....................................................... $  798 $3,061
                                                                  ====== ======

5. LONG-TERM DEBT

  CII has a borrowing arrangement with a bank which provides for a maximum credit facility of $27,500 (including $2,000 for stand-by letters of credit), limited by outstanding indebtedness under the $16,500 term loan agreement or availability under the borrowing base, as defined. Amounts advanced under the revolving loan bear interest at the prime rate plus 1.5% (10.0% at both December 31, 1994 and December 31, 1995) and are due on October 11, 2000. No amounts are outstanding against the letter of credit portion of the credit arrangement at December 31, 1995.

  All of the Company's assets are pledged to secure the revolving credit and term loan bank indebtedness.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  Long-term debt at December 31 consisted of the following:

                                                                1994    1995
                                                               ------- -------
   Term note payable to a bank due in quarterly installments
    of $750 from March 1, 1996 through December 1, 1997 and
    $875 from March 1, 1998 through September 1, 2000 with a
    final payment October 1, 2000. Interest is prime plus 2%
    (10.5% at December 31, 1994 and 1995)....................  $ 7,183 $16,500
   Revolving loan payable to a bank..........................    4,720   6,208
   Unsecured note payable, due in 1995, plus interest payable
    monthly at prime plus 2% (10.5% at December 31, 1994)....      200     --
   Subordinated notes payable by Holdings to Communications
    Instruments Associates, L.P. ("Associates"), a
    stockholder, due in installments of $2,000 in May 2002,
    $2,000 in May 2003, $850 in October 2004 and $850 in
    October 2005, plus interest payable semiannually at
    9.25%....................................................    4,000   5,700
   Subordinated notes payable by Holdings to prior owners of
    Predecessor Company and stockholders of the Company and
    Associates, due in May 2003, plus interest payable
    monthly at 9.25%.........................................    1,750   1,750
   Subordinated notes payable to a former stockholder;
    interest at a rate of 8.25% payable monthly, principal
    due January 1996.........................................      --       81
   Obligations under capital leases..........................       94     663
                                                               ------- -------
     Total...................................................   17,947  30,902
     Less--current portion...................................    2,006   3,721
                                                               ------- -------
                                                               $15,941 $27,181
                                                               ======= =======

  Debt maturities at December 31, 1995 are as follows:

       1996............................................................. $ 3,721
       1997.............................................................   3,023
       1998.............................................................   3,500
       1999.............................................................   3,500
       Thereafter.......................................................  17,158
                                                                         -------
         Total.......................................................... $30,902
                                                                         =======

  The term and revolving loans payable to a bank contain certain covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio and limits on expenditures for property and equipment. Additionally, CII is restricted from issuing stock, retiring or otherwise acquiring any of its capital stock, further encumbering any of its assets and declaring or paying dividends such that approximately $8,800 of the $10,293 of net assets of CII may not be transferred to Holdings at December 31, 1995. At December 31, 1995, the Company was in compliance with the covenants except the capital investment limitation covenant for the year ended December 31, 1995. The Company received a waiver from the bank for exceeding the capital investment limitation covenant. At June 30, 1996, the Company was not in compliance with several of the covenants. The Company received a waiver from the bank for these violations (see Note 14).

  Both subordinated notes held by Associates include a provision for penalty interest at a rate of 11.75% for interest or principal payments not paid on the scheduled due date. At December 31, 1994 and 1995, accrued interest represents interest and penalty interest due on the $4,000 and $5,700 subordinated notes. No scheduled interest payments have been paid as allowed under the agreement. At December 31, 1994 and 1995, $617 and $1,140 in interest was due on the subordinated notes, respectively.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  Interest paid amounted to $77, $551, $1,142 and $1,874 for the period from January 1, 1993 to May 10, 1993, the period from May 11, 1993 to December 31, 1993, and the years ended December 31, 1994 and 1995, respectively.

6. LEASES

  The Company leases certain office equipment and a building under capital lease arrangements. The leased assets have a net book value of $92 and $683 at December 31, 1994 and 1995, respectively.

  The future minimum lease obligation under capital leases as of December 31 is included in long-term debt (see Note 5). On February 7, 1996, the Company purchased the building in accordance with the capital lease arrangement. The $625 purchase price was financed through additional borrowings under the revolving loan agreement.

  The Company leases certain premises and equipment under noncancelable operating leases which have remaining terms from one to four years and which provide for various renewal options. Total rent expense charged to operations was approximately $51, $23, $63 and $120 for the period from January 1, 1993 to May 10, 1993, the period from May 11, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

  Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 are as follows:

       1996................................................................ $296
       1997................................................................  315
       1998................................................................  276
       1999................................................................   86
                                                                            ----
         Total............................................................. $973
                                                                            ====

7. INCOME TAXES

  The Predecessor Company was a "Subchapter S" Corporation and therefore all taxable income was passed through to its shareholders. Accordingly, no tax provision has been recorded in the period from January 1, 1993 to May 10, 1993.

  The significant components of income tax expense are:

                                                     MAY 11,     YEAR ENDED
                                                     1993 TO    DECEMBER 31,
                                                   DECEMBER 31, --------------
                                                       1993     1994    1995
                                                   ------------ -----  -------
   Current tax expense:
     Federal......................................    $ 196     $ 795  $   378
     State........................................       48       131       83
     Foreign......................................        6         3       46
                                                      -----     -----  -------
   Total current tax expense......................      250       929      507
   Deferred tax (benefit).........................     (749)     (751)  (1,583)
                                                      -----     -----  -------
   Total tax provision............................    $(499)    $ 178  $(1,076)
                                                      =====     =====  =======

  Income tax payments amounted to approximately $254, $717 and $859 for the period from May 11, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  The Company's effective tax rate differs from the statutory rate for the following reasons:

                                                    MAY 11,     YEAR ENDED
                                                    1993 TO    DECEMBER 31,
                                                  DECEMBER 31, -------------
                                                      1993     1994    1995
                                                  ------------ ------ ------
   Provision at statutory U.S. tax rate..........    (34.0)%    34.0%  (34.0)%
   Effective state income tax rate...............     (4.5)      3.7    (3.6)
   Nondeductible meals, entertainment and
    officers' life insurance expenses............      --        3.5     1.0
   Mexican income taxes..........................      --        --      1.4
   Other, net....................................      1.7      (1.7)    1.5
                                                     -----     -----  ------
                                                     (36.8)%    39.5%  (33.7)%
                                                     =====     =====  ======

  Deferred income taxes consisted of the following at December 31:

                                                                   1994   1995
                                                                  ------ ------
   Current deferred tax assets:
     U.S. net operating loss carryforward........................    --  $  161
     State net operating loss carryforward.......................    --       9
     Accrued expenses............................................    104  1,299
     Inventory reserve ..........................................    189    287
     Accounts receivable reserve.................................    117    153
                                                                  ------ ------
   Total current deferred assets................................. $  410 $1,909
                                                                  ------ ------
   Long-term deferred tax asset:
     Accrued expenses............................................ $  248 $  407
     U.S. net operating loss carryforward........................    --   1,422
     State net operating loss carryforward.......................    --     182
                                                                  ------ ------
                                                                     248  2,011
     Less--Valuation allowance...................................    --     (75)
                                                                  ------ ------
   Total long-term deferred tax asset............................ $  248 $1,936
                                                                  ====== ======
   Long-term deferred tax liabilities:
     Property and equipment...................................... $3,401 $3,217
     Intangibles.................................................    --     726
     Other.......................................................    218    186
                                                                  ------ ------
   Total long-term deferred tax liability........................ $3,619 $4,129
                                                                  ====== ======
   Total long-term deferred tax liability, net................... $3,371 $2,193
                                                                  ====== ======
   Deferred tax liability, net................................... $2,961 $  284
                                                                  ====== ======

  At December 31, 1995, the Kilovac subsidiary has a U.S. net operating loss carryforward of $4,655 which expires in 2010. Internal Revenue Code Section 382 imposes certain limitations on the ability of a taxpayer to utilize its U.S. net operating losses in any one year if there is a change in ownership of more than 50% of the Company. Management has considered the Section 382 limitation and believes that it is more likely than not that the entire U.S. net operating loss carryforward will be utilized. California tax law limits loss carryforwards to a five-year period. A valuation allowance has been recorded for the portion of the California net operating loss carryforward which could not be realized due to the previously mentioned limitations.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  Realization of the benefit is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

8. COMMITMENTS AND CONTINGENCIES

  The Company has employment agreements with certain executives which expire in May 1998. Such agreements provide for minimum salary levels as well as incentive bonuses. The incentive bonuses are based upon the attainment of specified performance levels as determined by the board of directors. Additionally, one former executive will be paid a "finder's fee" for any acquisition originated by the executive that closes within eighteen months of origination. In the current year, this former executive was paid a finder's fee of $28 due to the acquisition of Hi-G assets. The agreements also restrict the executive's ability to compete directly with the Company or to solicit customers or employees of the Company. The aggregate commitment for salaries, excluding bonuses, was $1,688 and $1,338 at December 31, 1994 and 1995, respectively.

  The Company is obligated to pay the bank that financed the Acquisition and the Kilovac acquisition a "success fee" upon the occurrence of certain specified events, such as sale of the Company or an initial public offering, or on the fifth anniversary of the Kilovac acquisition (collectively referred to as the valuation date). The fee will be based upon the market value or appraised value of the Company on the valuation date. At December 31, 1995, $387 has been accrued related to this fee, representing the fee based on management's estimate of the value of the Company accrued over the period to the maturity of the arrangement. The anticipated public offering discussed in
Note 14 represents a valuation date that would require the fee to be paid. The success fee based on the anticipated value of the Company at the effective date of such offering is estimated to be $700 (assuming an initial public offering price of $10.00 per share).

  From time to time the Company is a party to certain lawsuits and administrative proceedings that arise in the conduct of its business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, management believes that, if adversely determined, the lawsuits and proceedings, either singularly or in the aggregate, would not have a material adverse effect on the financial condition or results of operations of the Company.

9. ENVIRONMENTAL REMEDIATION

  The Company has been notified by the State of North Carolina Department of Environment, Health & Natural Resources ("NCDHNR") that its manufacturing facility in Fairview, North Carolina has sites containing hazardous wastes resulting from activities by the predecessor to the Predecessor Company ("Prior Owner"). Additionally, the Company has been identified as a potentially responsible party for remediation at two superfund sites which were formerly used by hazardous waste disposal companies utilized by the Company.

  Several soil and groundwater contaminations have been noted at the Fairview facility the most serious of which is TCE contamination in the groundwater. Remedial investigations have been on-going at the facility and the NCDHNR has placed the facility on the Inactive Hazardous Sites Inventory. The Company is proceeding with development of a Corrective Action Plan and performing preliminary remediation under the Responsible Party Voluntary Site Remedial Action course of action.

  In the acquisition agreement of the Predecessor Company, the Company obtained indemnity from the selling shareholders for any environmental clean up costs as a result of existing conditions which would not be paid by the Prior Owner. The indemnity was limited to the extent of amounts owed to the selling shareholders through the subordinated note.

  On May 11, 1995, the Company reached a settlement with the Prior Owner which resulted in a cash deposit of $1,750 to an escrow account and an obligation for the Prior Owner to pay to the escrow account after the

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES
groundwater remediation system has been operating at least at 90% capacity for three years, an amount equal to the lesser of 90% of the present value of the long term operating and maintenance costs of the groundwater remediation system or $1,250. The Company has reflected the present value of the receivable, discounted at 5%, and the cash as restricted assets as the funds are held in escrow to be used specifically for the Fairview facility environmental remediation and monitoring and will become unrestricted only when the NCDHNR determines that no further action is required.

  In October 1995, the Company released the selling shareholders from their indemnity obligation. This action and the settlement with the Prior Owners resulted in the recording of a separate environmental remediation liability and the recognition in 1995 operations of an expense of $951 of environmental related costs which are not covered under the settlement with the Prior Owner. The environmental related costs include an environmental remediation liability which is recorded at the present value, discounted at 5%, of the reliably determinable costs to remediate and monitor the remediation over the 30 year remediation period, which management believes is the maximum time period that will be required to successfully remediate this site. The amount and timing of the payments were developed based on information provided by a third party environmental consultant considering the site specific plan for the remediation and based on experience with similar remediation projects and methods and taking inflation into consideration. Total amounts estimated to be paid related to environmental liabilities are $5,264 calculated as follows:

       1996............................................................. $1,395
       1997.............................................................    135
       1998.............................................................    135
       1999.............................................................    135
       2000.............................................................    135
       Thereafter.......................................................  3,277
                                                                         ------
                                                                          5,212
       Discount to present value........................................  1,773
                                                                         ------
       Fairview site liability at present value.........................  3,439
       Other environmental liabilities..................................     52
                                                                         ------
       Total Accrued Environmental Remediation Costs.................... $3,491
                                                                         ======

10. EMPLOYEE BENEFITS

  The Company has a self-funded welfare benefit plan (the "Plan") composed of separate programs for the hourly and salaried employees. The Plan was formed in 1981 to provide hospitalization and medical benefits for substantially all full-time employees of the Company and their dependents. The Plan is funded principally by employer contributions in amounts equal to the benefits provided. Employee contributions vary depending upon the amount of coverage elected by the employee. Employer contributions amounted to $50, $175, $307 and $508 for the period from January 1, 1993 to May 10, 1993, the period from May 11, 1993, to December 31, 1993 and the years ended December 31, 1995 and 1994, respectively.

  Effective January 1, 1988, the Company implemented an investment retirement plan (the "Retirement Plan") pursuant to Section 401(k) of the Internal Revenue Code for all employees who qualify based on tenure with the Company. The Retirement Plan provides for employee and the Company contributions subject to certain limitations. The cost of the Retirement Plan charged to operations was approximately $36, $66, $110 and $91 for the period from January 1, 1993 to May 10, 1993, the period from May 11, 1993, to December 31, 1993 and the years ended December 31, 1995 and 1994, respectively.

  During 1995, the Company sold 125,000 shares of stock to certain employees. The issuance price was $1 per share for 25,000 shares and $1.14 per share for 100,000 shares. The Company has recorded compensation expense of $720 representing the difference between the issuance price and the fair value of the stock as determined by an independent appraiser. Additionally, the Company has accrued bonuses of $580 to the employees for reimbursement of the tax impact to the employees of these transactions.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

11. CUMULATIVE REDEEMABLE PREFERRED STOCK AND COMMON STOCK SUBJECT TO PUT
OPTIONS

  On May 11, 1993, the Company issued 40,000 shares of cumulative redeemable preferred stock for $50 per share. This issuance was in conjunction with the acquisition described in Note 1.

  On October 11, 1995, the Company issued 40,000 shares of cumulative redeemable preferred stock Series A at $50 per share to finance the Kilovac acquisition described in Note 1. At December 31, 1995, the Company has 40,000 shares of cumulative redeemable preferred stock Series A and 40,000 shares of cumulative redeemable preferred stock outstanding. The preferred stock has been stated at the liquidation preference value of $50 per share plus unpaid dividends.

  Holders of the preferred stock are entitled to a cumulative dividend payable semiannually on May 31 and November 30 at an annual rate of 9.25%. No dividends have been paid as Management has elected not to pay dividends until completion of the offering as described in Note 14. The dividends have been accrued and reflected as an increase in preferred stock.

  The preferred stock carries a mandatory redemption feature requiring redemption of 50% of the then outstanding shares of preferred stock on May 31, 2002 and the remaining shares on May 31, 2003 at a rate of $50 per share plus accrued and unpaid dividends. The Series A preferred stock also carries a mandatory redemption feature requiring redemption of 50% of the then outstanding shares of Series A preferred stock on May 31, 2004 and the remaining shares on May 31, 2005 at a rate of $50 per share plus accrued and unpaid dividends. The preferred stock may, however, be redeemed at the option of the Company at any time prior to the mandatory redemption date, in whole or in part, at a price of $50 per share plus accrued and unpaid dividends.

  On May 11, 1993, the Company issued 250,000 shares of common stock via subscription agreements for $1.00 per share to members of management who owned shares of the Predecessor Company. On both May 17, 1994 and May 23, 1995, the Company issued 25,000 shares of common stock via subscription agreements for $1.00 per share. On December 1, 1995, the Company issued 100,000 shares of common stock via subscription agreements for $1.14 per share (see Note 10). These agreements stipulate that the purchaser cannot sell the stock without first offering it for sale back to the Company. Prior to the fifth year anniversary of purchase or an initial public offering such as the anticipated offering described in Note 14, the Company is obligated to buy back the stock at the higher of the original purchase price or book value per share in the event of death, disability, or voluntary termination of employment ("Put Options"). At December 31, 1995, the Company had 400,000 shares outstanding subject to Put Options of the total 2,550,000 shares outstanding.

12. SIGNIFICANT CUSTOMERS

  Sales to foreign customers accounted for 15%, 15%, 20% and 15% of total sales for the period from January 1, 1993 to May 10, 1993, the period from May 10, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

  Approximately 20% percent of the Company's sales are made directly, or indirectly, to the U.S. Department of Defense.


13. RELATED PARTY TRANSACTIONS

  Certain nonemployee shareholders provide management services to the Company. The Company was charged $0, $127, $150 and $156 for such services for the period from January 1, 1993 to May 10, 1993, the period from May 11, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively. Additionally, this group was paid $150 in 1995 for fees related to the Kilovac acquisition (see Notes 1 and 5).

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

  During the six months ended June 30, 1996, the Company sold certain of its fixed assets to the Indian Joint Venture (Note 1) for approximately $990. This amount is included in the other assets balance in the accompanying consolidated balance sheet at June 30, 1996.

14. SUBSEQUENT EVENTS (UNAUDITED)

  On July 2, 1996, the Company acquired certain assets and assumed certain liabilities of the Hartman Electrical Division of Figgie International, Inc. for approximately $12,000. The transaction was financed with secured bank debt, which was made available through amendment to the existing credit facility. The amended credit facility contains financial covenants including, without limitation, certain limitations on cash interest coverage, leverage, liquidity and minimum net worth and certain other customary restrictive covenants.

  The Company has entered into a Letter of Understanding with the bank, which, upon the execution of definitive documentation at the time of the offering, would provide for an amended $40 million credit facility, which will bear interest at LIBOR plus the applicable margin. The facility will be available for working capital purposes and to finance additional acquisitions and will be secured by the Company's assets. The Company anticipates that the loan agreement for the new facility will contain financial covenants including, without limitation, certain limitations on cash interest coverage, leverage, liquidity and minimum net worth and certain other customary restrictive covenants. The Company expects that the facility will be available for five years.

  In connection with the expected offering of 3,500,000 shares of Common Stock by the Company, a Registration Statement on Form S-1 has been filed with the Securities and Exchange Commission.

  The Company intends to use the anticipated net proceeds of the offering to repay amounts under the borrowing arrangement with a bank, the subordinated notes payable and the preferred stock.

  Subsequent to December 31, 1995, the Board of Directors adopted the 1996 Management Stock Plan (the "1996 Plan"). The 1996 Plan is administered by the Compensation Committee of the Board of Directors. All employees of the Company who are selected by the Compensation Committee are eligible to participate in the 1996 Plan. The 1996 Plan provides for the granting of incentive and non-qualified incentive stock options, stock appreciation rights, and other stock based awards. The shares of common stock issuable under the 1996 Plan may be either authorized unissued shares, or treasury shares, or any combination thereof. A total of 325,000 shares of Common Stock may be subject to awards under the 1996 Plan, subject to adjustment at the discretion of the Compensation Committee. No awards have yet been granted in 1996.

  Subsequent to December 31, 1995, the Board of Directors approved a 2.5 for 1 stock split and increased the number of authorized shares to 25,000,000, both to be effective immediately prior to the offering of Common Stock by the Company. The 2.5 for 1 stock split has been retroactively reflected in the consolidated financial statements.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Kilovac Corporation:

  We have audited the consolidated balance sheet of Kilovac Corporation and subsidiaries as of December 31, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1994 and the period from January 1, 1995 through October 11, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kilovac Corporation and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the two years in the period ended December 31, 1994 and the period from January 1, 1995 through October 11, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 10 to the consolidated financial statements, in September 1995 Kilovac Corporation entered into a merger agreement with Communications Instruments, Inc. Effective October 11, 1995, the merger was completed.

                                          Deloitte & Touche LLP

Los Angeles, California
December 6, 1995

                      KILOVAC CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1994

                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................................... $   533,532
  Receivables:
    Trade, net of allowance for doubtful accounts of $6,134.......   1,315,546
    Other.........................................................     191,531
    Unbilled receivables..........................................      30,518
    Income taxes receivable.......................................      66,554
  Inventories:
    Raw materials and processed parts.............................     558,907
    Work-in-progress..............................................     429,787
    Finished products.............................................     208,536
  Prepaid expenses................................................      68,140
  Deferred income taxes...........................................     325,827
                                                                   -----------
    Total current assets..........................................   3,728,878
                                                                   -----------
PROPERTY, At cost:
  Land............................................................     435,408
  Building........................................................     145,136
  Machinery.......................................................   1,999,514
  Furniture and office equipment..................................     754,106
  Vehicles........................................................      19,220
  Leasehold improvements..........................................     935,725
  Construction-in-progress........................................      36,450
                                                                   -----------
    Total.........................................................   4,325,559
  Accumulated depreciation........................................  (2,671,554)
                                                                   -----------
    Property, net.................................................   1,654,005
                                                                   -----------
OTHER ASSETS:
  Deposits........................................................      27,226
  Patents.........................................................     145,295
                                                                   -----------
    Total other assets............................................     172,521
                                                                   -----------
TOTAL............................................................. $ 5,555,404
                                                                   ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving line of credit........................................ $   200,000
  Notes payable...................................................     429,778
  Accounts payable................................................     486,855
  Accrued liabilities.............................................     905,243
                                                                   -----------
    Total current liabilities.....................................   2,021,876
                                                                   -----------
DEFERRED INCOME TAXES.............................................      18,916
                                                                   -----------
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
  Preferred stock, $100 par value; 5,000 shares authorized; none issued or outstanding..........................................
  Preference stock, $100 par value; 5,000 shares authorized; none issued or outstanding..........................................
  Common stock--Class A, no par value; 200,000 shares authorized;
   58,574 shares issued and outstanding...........................     559,929
  Common stock--Class B, no par value; 200 shares authorized; none issued or outstanding
  Retained earnings...............................................   2,954,683
                                                                   -----------
    Total stockholders' equity....................................   3,514,612
                                                                   -----------
TOTAL............................................................. $ 5,555,404
                                                                   ===========

                See notes to consolidated financial statements.

                      KILOVAC CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
               AND THE PERIOD JANUARY 1, 1995 TO OCTOBER 11, 1995

                                            YEAR ENDED
                                           DECEMBER 31,         JANUARY 1, 1995
                                      ------------------------  TO OCTOBER 11,
                                         1993         1994           1995
                                      -----------  -----------  ---------------
REVENUES:
  Product sales...................... $10,375,887  $11,257,160    $9,685,620
  Engineering sales..................     492,343      961,810     1,343,880
                                      -----------  -----------    ----------
    Total revenues...................  10,868,230   12,218,970    11,029,500
                                      -----------  -----------    ----------
COSTS AND EXPENSES:
  Cost of product sales..............   5,902,130    6,940,568     5,635,997
  Engineering, research and
   development costs.................     943,532    1,431,703     1,364,845
  Selling, general and administrative
   expenses..........................   2,441,318    2,987,309     2,527,046
                                      -----------  -----------    ----------
    Total costs and expenses.........   9,286,980   11,359,580     9,527,888
                                      -----------  -----------    ----------
OTHER EXPENSE (INCOME):
  Other (income) expense.............     226,133     (112,901)       (8,788)
  Interest expense...................     150,813      130,247        34,527
                                      -----------  -----------    ----------
    Total other expense..............     376,946       17,346        25,739
                                      -----------  -----------    ----------
INCOME BEFORE INCOME TAXES...........   1,204,304      842,044     1,475,873
                                      -----------  -----------    ----------
INCOME TAX PROVISION (BENEFIT):
  Current............................     490,799      333,168       622,864
  Deferred...........................     (87,913)    (104,852)      (61,751)
                                      -----------  -----------    ----------
    Total income taxes...............     402,886      228,316       561,113
                                      -----------  -----------    ----------
NET INCOME........................... $   801,418  $   613,728    $  914,760
                                      ===========  ===========    ==========


                See notes to consolidated financial statements.

                      KILOVAC CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
               AND THE PERIOD JANUARY 1, 1995 TO OCTOBER 11, 1995

                                      COMMON STOCK                     TOTAL
                                     ----------------   RETAINED   STOCKHOLDERS'
                                     SHARES   AMOUNT    EARNINGS      EQUITY
                                     ------  --------  ----------  -------------
BALANCE, JANUARY 1, 1993............ 62,114  $538,795  $1,684,640   $2,223,435
  Exercise common stock options.....     10        95         --            95
  Repurchase of common stock........ (2,448)  (24,467)    (68,526)     (92,993)
  Net income........................    --        --      801,418      801,418
                                     ------  --------  ----------   ----------
BALANCE, DECEMBER 31, 1993.......... 59,676   514,423   2,417,532    2,931,955
  Issuance of common stock..........  1,346    69,992         --        69,992
  Repurchase of common stock........ (2,448)  (24,486)    (76,577)    (101,063)
  Net income........................    --        --      613,728      613,728
                                     ------  --------  ----------   ----------
BALANCE, DECEMBER 31, 1994.......... 58,574   559,929   2,954,683    3,514,612
  Repurchase of common stock........ (6,279) (185,714)   (122,264)    (307,978)
  Net income........................    --        --      914,760      914,760
                                     ------  --------  ----------   ----------
BALANCE, OCTOBER 11, 1995........... 52,295  $374,215  $3,747,179   $4,121,394
                                     ======  ========  ==========   ==========


                See notes to consolidated financial statements.

                      KILOVAC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
               AND THE PERIOD JANUARY 1, 1995 TO OCTOBER 11, 1995

                                              YEAR ENDED
                                             DECEMBER 31,       JANUARY 1, 1995
                                         ---------------------  TO OCTOBER 11,
                                           1993        1994          1995
                                         ---------  ----------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................. $ 801,418  $  613,728     $ 914,760
Adjustments to reconcile net income to net cash
 provided by activities:
  Depreciation and amortization.........   308,699     365,718       274,030
  Loss on disposal of property..........       --       14,543           --
  Deferred income taxes.................   (87,913)   (104,852)      (61,751)
  Provision for doubtful accounts and
   notes receivable.....................    78,151     (30,000)       31,682
  Changes in operating assets and
   liabilities:
    Trade and other receivables.........  (792,448)     (6,632)     (459,373)
    Inventories.........................   (49,503)    167,438      (583,039)
    Prepaid expenses and deposits.......  (108,146)     59,784           545
    Accounts payable....................    91,170      96,384       308,378
    Income taxes........................   159,464    (345,015)      453,441
    Accrued liabilities.................   197,254     268,251        68,079
                                         ---------  ----------     ---------
      Net cash provided by operating
       activities.......................   598,146   1,099,347       946,752
                                         ---------  ----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property.................  (284,029)   (486,583)     (299,374)
  Additions to patents..................      (579)    (68,779)      (14,663)
  Proceeds from disposal of fixed
   assets...............................       --        1,205           --
                                         ---------  ----------     ---------
    Net cash used in investing
     activities.........................  (284,608)   (554,157)     (314,037)
                                         ---------  ----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net revolving line of credit
   borrowings...........................       --      200,000      (200,000)
  Repayment of notes payable............  (137,968)   (860,865)     (348,936)
  Issuance of common stock..............        95      69,992           --
  Repurchase of common stock............   (92,993)   (101,063)     (307,978)
                                         ---------  ----------     ---------
    Net cash used in financing
     activities.........................  (230,866)   (691,936)     (856,914)
                                         ---------  ----------     ---------
NET DECREASE IN CASH AND CASH
 EQUIVALENTS............................    82,672    (146,746)     (224,199)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD.................................   597,606     680,278       533,532
                                         ---------  ----------     ---------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD................................. $ 680,278  $  533,532     $ 309,333
                                         =========  ==========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION--
Cash paid during the year for:
  Interest.............................. $ 117,132  $   97,810     $  19,963
  Income taxes.......................... $ 321,798  $  717,500     $ 142,200

                See notes to consolidated financial statements.

                     KILOVAC CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   YEARS ENDED DECEMBER 31, 1993 AND 1994 AND THE PERIODFROM JANUARY 1, 1995
                           THROUGH OCTOBER 11, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General--Kilovac Corporation designs and manufactures high voltage and high frequency electromechanical relays with applications in the following industries: aerospace and defense, medical, test equipment, and other commercial industries. Kilovac Corporation sells its products and grants credit to customers in all of these industries located throughout the world.

  Principles of Consolidation--The consolidated financial statements include the accounts of Kilovac Corporation and its wholly owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated.

  Inventories--Inventories are stated at the lower of cost (first-in, first-out) or market. Reserves for excess and obsolete inventories are determined based on historical and projected usage.

  Property--Depreciation and amortization are computed using the straight-line method. Useful lives of the assets range from 3 to 30 years for buildings and leasehold improvements, 3 to 10 years for machinery, and 3 to 5 years for furnishings, office equipment and vehicles.

  Income Taxes--The Company files a federal income tax return and a California franchise tax return. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted laws and rates.

  Revenues--Engineering sales represent revenues under fixed price development and cost sharing development contracts. Revenues under the contracts are recognized based on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Costs in excess of contract revenues on cost sharing development contracts are expensed in the period incurred as research and development costs. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Provision for estimated losses on fixed price development contracts is made in the period such losses are determined by management. Product sales are recognized upon product shipment.

  Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Export Sales--The Company operates in one industry segment. Export sales primarily to the Far East and Europe for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 through October 11, 1995 totaled $2,254,995, $2,743,502 and $3,118,545, respectively.

  New Accounting Standards--In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," which established a new accounting principle for the impairment of long-lived assets and certain identifiable intangible assets and is effective for fiscal years beginning after December 15, 1995 with earlier adoption encouraged. The Company adopted the new standard in 1995, which adoption had no impact on the accompanying consolidated financial statements.

                     KILOVAC CORPORATION AND SUBSIDIARIES

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes an alternative method of accounting for employee stock compensation plans based on a fair value methodology. However, the statement allows an entity to continue to use the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The new standard also requires additional disclosures if the Company elects to remain with the accounting in Opinion 25. The Company has not determined whether it will adopt the new accounting standard and has also not yet determined its effect.

2. BORROWING ARRANGEMENTS

  The Company had borrowing arrangements with a bank that provided for borrowings of up to $750,000 under a revolving line of credit and $600,000 under a term line of credit for equipment purchases. Interest on outstanding balances under these arrangements was payable at the bank's reference rate (8.5% at December 31, 1994) plus .75% under the revolving line of credit and 1% under the term line of credit. The credit arrangements required the Company to maintain certain financial ratios and a compensating balance equal to 7% of the revolving line of credit limit. In connection with the sale of the Company (see Note 9), the borrowing arrangements were canceled effective October 11, 1995.

3. NOTES PAYABLE

  Notes payable consist of the following:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Term loan to bank; interest at the prime rate (8.5% at December
    31, 1994) plus 1% with minimum and maximum rates set at 11%
    and 14.75%, respectively; principal due in monthly
    installments of $806 through March 1995 when the unpaid
    balance is due and payable. The loan is collateralized by a first trust deed on land and building with a net book value of
    $556,354 at December 31, 1994.................................    $244,078
   Term line of credit; interest at variable rates, 9.5% at
    December 31, 1994, principal and interest due in monthly
    installments through May 1995.................................      84,558
   Subordinated notes payable to a former officer/stockholder;
    interest at a rate of 8.25% payable monthly, principal due
    December 1995.................................................      80,842
   Other..........................................................      20,300
                                                                      --------
                                                                      $429,778
                                                                      ========

4. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Wages and certain benefits......................................   $319,033
   Legal costs.....................................................    360,000
   Provision for contract losses...................................    155,813
   Other...........................................................     70,397
                                                                      --------
                                                                      $905,243
                                                                      ========

                     KILOVAC CORPORATION AND SUBSIDIARIES

5. INCOME TAXES

  Significant components of the Company's net deferred income taxes are as follows:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Current:
     Accrued expenses..............................................   $147,358
     Provision for contract losses.................................     52,976
     Inventories...................................................     31,449
     Loan receivable...............................................     23,800
     Other.........................................................     (4,005)
     State taxes, net of federal benefit...........................     74,249
                                                                      --------
                                                                      $325,827
                                                                      ========
   Noncurrent:
     Depreciation..................................................   $(16,185)
     State taxes, net of federal benefit...........................     (2,731)
                                                                      --------
                                                                      $(18,916)
                                                                      ========

  The net deferred tax asset is as follows:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
     Deferred tax assets...........................................   $336,608
     Deferred tax liabilities......................................    (29,697)
                                                                      --------
                                                                      $306,911
                                                                      ========

  The following is a reconciliation of the effective tax rate to the federal statutory rate:

                                                                  PERIOD FROM
                                       YEAR ENDED   YEAR ENDED  JANUARY 1, 1995
                                      DECEMBER 31, DECEMBER 31, TO OCTOBER 11,
                                          1993         1994          1995
                                      ------------ ------------ ---------------
   Tax provision at statutory rate..    $421,506     $294,715      $516,556
   Benefit of foreign service
    corporation.....................     (11,937)      (9,821)      (21,237)
   Research and development credit..     (55,776)     (71,006)      (27,610)
   State taxes, net of federal
    benefit.........................      63,628       14,915        80,969
   Other............................     (14,535)        (487)       12,435
                                        --------     --------      --------
                                        $402,886     $228,316      $561,113
                                        ========     ========      ========

6. COMMITMENTS AND CONTINGENCIES

  The Company leases its premises under an operating lease that expires in April 1996. Future minimum lease payments under the lease total $77,805 at October 11, 1995.

  Rent expense for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 through October 11, 1995 was $207,480, $207,480 and $163,590, respectively.

  In 1992, two former officers of the Company filed a lawsuit against the Company and an officer of the Company, stating various causes of action. The lawsuit has been settled and the settlement amount and related legal costs were reported in the 1994 consolidated financial statements as other (expenses) income, net of insurance reimbursements.

                     KILOVAC CORPORATION AND SUBSIDIARIES

7. CAPITAL STOCK

  The dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption and other preferences of the Class B common stock, preferred stock and preference stock are subject to determination by the Board of Directors.

8. STOCK OPTIONS

  The Company has stock option plans that provide for the issuance of shares of the Company's common stock in incentive stock options and nonqualified stock options to key employees. Incentive stock options may be granted at a price not less than the fair market value of the stock at the grant date. Options granted vest over varying periods and expire no later than ten years from the grant date. The option agreements include a vesting acceleration provision in the event of certain occurrences, which include the merger or sale of the Company. In connection with the merger agreement discussed in Note 10, all of the employee stock options became fully vested on October 11, 1995 and were exercised.

  Information concerning outstanding options is as follows:

                                                         NUMBER OF OPTION PRICE
                                                          SHARES    PER SHARE
                                                         --------- ------------
   Outstanding, January 1, 1993.........................  70,500   $9.52-$38.70
     Exercised..........................................     (10)          9.52
                                                          ------   ------------
   Outstanding, December 31, 1993.......................  70,490   $9.52-$38.70
     Granted............................................   2,000          41.50
                                                          ------   ------------
   Outstanding, December 31, 1994.......................  72,490   $9.52-$41.50
                                                          ------   ------------
   Outstanding, October 11, 1995........................  72,490   $9.52-$41.50
                                                          ======   ============

9. EMPLOYEE BENEFIT PLANS

  The Company has established the Kilovac Corporation Employee Stock Bonus Plan (the "Plan") for the benefit of substantially all of its employees. Annual contributions are limited to a maximum of 15% of eligible employees' compensation and are made at the discretion of the Board of Directors. Contributions may be made in the form of cash or stock. Valuation of stock contributed under the Plan is based on fair market value as determined by independent appraisal. Contributions to the Plan for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 through October 11, 1995 totaled $147,607, $76,280 and $70,000, respectively. Effective with the consummation of the merger (see Note 10), the Company has discontinued further contributions to the plan.

  The Company has established a salary deferral savings plan under provisions of Section 401(k) of the Internal Revenue Code. Employees may elect to defer up to 15% of their annual compensation under the plan. Company contributions to the Plan for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 through October 11, 1995 totaled $0, $25,400 and $89,200, respectively.

10. MERGER AGREEMENT

  On September 20, 1995, the Company entered into a merger agreement with Communications Instruments, Inc. ("CII") that was effective October 11, 1995. Under the terms of the agreement, CII acquired 80% of the outstanding common stock of the Company (99,828 shares) for a total cash consideration of $12,900,000 (less certain transaction fees), distribution of the Company's ownership in Kilovac Development Corporation, and certain future consideration. In conjunction with the acquisition, the outstanding stock options were exercised, representing 72,490 shares of the Company's common stock. The option holders received their pro rata share of the purchase price less the aggregate option exercise price totaling $1,202,692.

                         INDEPENDENT AUDITORS' REPORT

Hartman Electrical Manufacturing
 Division of Figgie International,
 Inc.

  We have audited the accompanying balance sheets of the Hartman Electrical Manufacturing Division (the "Company") of Figgie International, Inc. as of December 31, 1994 and 1995 and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Deloitte & Touche LLP

Cleveland, Ohio
June 28, 1996

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                   DECEMBER 31,
                                                  ----------------   JUNE 30,
                                                   1994     1995       1996
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                                     ASSETS
Cash............................................  $     7  $    22    $    14
Receivables--net of allowance for doubtful
 accounts of $100 in 1994, 1995 and 1996........    3,633    1,877      2,809
Inventories (Note 2)............................    5,632    6,992      6,503
Prepaid expenses................................       13       23         14
                                                  -------  -------    -------
  Total current assets..........................    9,285    8,914      9,340
Property and equipment--at cost (Note 3)........    5,720    5,720      5,400
Less accumulated depreciation and amortization..   (3,626)  (3,958)    (4,061)
                                                  -------  -------    -------
  Property and equipment--net...................    2,094    1,762      1,339
Prepaid pension (Note 6)........................    1,342    1,427      1,427
Other assets....................................      174       33        --
                                                  -------  -------    -------
  Total.........................................  $12,895  $12,136    $12,106
                                                  =======  =======    =======
                       LIABILITIES AND DIVISIONAL EQUITY
LIABILITIES:
Accounts payable................................  $   963  $ 1,356    $ 1,189
Accrued liabilities (Note 4)....................    6,819    5,333      4,937
Current portion of capital lease obligations
 (Note 7).......................................    1,073      518        489
                                                  -------  -------    -------
  Total current liabilities.....................    8,855    7,207      6,615
Non-current capital lease obligations (Note 7)..    1,138      617        372
                                                  -------  -------    -------
  Total liabilities.............................    9,993    7,824      6,987
COMMITMENTS AND CONTINGENCIES (Note 7)
DIVISIONAL EQUITY (Note 9)......................    2,902    4,312      5,119
                                                  -------  -------    -------
  Total.........................................  $12,895  $12,136    $12,106
                                                  =======  =======    =======

  The accompanying notes to financial statements are an integral part of these statements.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                              YEARS ENDED     SIX MONTHS ENDED
                                             DECEMBER 31,         JUNE 30,
                                            ----------------  -----------------
                                             1994     1995     1995      1996
                                            -------  -------  -------- --------
                                                                (UNAUDITED)
NET SALES.................................  $19,974  $17,461  $ 9,404  $ 10,825
                                            -------  -------  -------  --------
COSTS AND EXPENSES:
  Cost of sales (Note 8)..................   17,120   11,417    6,007     7,942
  Selling.................................      889      445      248       156
  General and administrative .............    1,749    1,171      596       578
  Research and development................      969      615      381       --
  Non-recurring charge (Note 10)..........    1,877      --       --        --
  Provision for estimated environmental
   costs (Note 11)........................      --       850      --        --
                                            -------  -------  -------  --------
    Total costs and expenses..............   22,604   14,498    7,232     8,676
                                            -------  -------  -------  --------
INCOME (LOSS) FROM OPERATIONS.............   (2,630)   2,963    2,172     2,149
                                            -------  -------  -------  --------
OTHER INCOME (EXPENSE):
  Allocated debt service charges (Note
   1).....................................   (1,582)  (1,582)    (791)     (791)
  Interest expense .......................     (332)     (50)     (27)      --
  Other...................................      118      (92)     (79)      (15)
                                            -------  -------  -------  --------
    Total other income (expense)..........   (1,796)  (1,724)    (897)     (806)
                                            -------  -------  -------  --------
INCOME (LOSS) BEFORE INCOME TAXES.........   (4,426)   1,239    1,275     1,343
PROVISION (BENEFIT) FOR INCOME TAXES (Note
 5).......................................   (1,765)     496      509       536
                                            -------  -------  -------  --------
NET INCOME (LOSS).........................  $(2,661) $   743  $   766  $    807
                                            =======  =======  =======  ========


  The accompanying notes to financial statements are an integral part of these statements.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 SIX MONTHS
                                                 YEARS ENDED        ENDED
                                                DECEMBER 31,      JUNE 30,
                                               ----------------  ------------
                                                1994     1995    1995   1996
                                               -------  -------  -----  -----
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................. $(2,661) $   743  $ 766  $ 807
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
  Depreciation................................     389      332    175    135
  Gain on sale of fixed assets................    (167)     --     --     --
  Loss on write-off of equipment and other
   assets.....................................   1,951      --     --     --
  Changes in operating assets and liabilities:
    Receivables...............................  (1,322)   1,756    897   (933)
    Inventories...............................   1,315   (1,360)   243    489
    Prepaid expenses..........................      (4)     (10)   (33)     9
    Prepaid pension and other assets..........     629       56     14     33
    Accounts payable..........................  (1,314)     393    344   (167)
    Accrued expenses..........................  (2,613)  (1,486) 1,662   (397)
                                               -------  -------  -----  -----
  Net cash provided by (used in) operating
   activities.................................  (3,797)     424    744    (24)
                                               -------  -------  -----  -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures..........................     (76)     --     --     (63)
Sale of property and equipment................     217      --     --     --
                                               -------  -------  -----  -----
  Net cash provided by (used in) investing
   activities.................................     141      --     --     (63)
                                               -------  -------  -----  -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations.........    (491)  (1,076)  (562)  (273)
Net cash provided by Figgie...................   4,149      667   (169)   352
                                               -------  -------  -----  -----
  Net cash provided by (used in) financing
   activities.................................   3,658     (409)  (731)    79
                                               -------  -------  -----  -----
NET INCREASE (DECREASE) IN CASH...............       2       15     13     (8)
CASH, BEGINNING OF PERIOD.....................       5        7      7     22
                                               -------  -------  -----  -----
CASH, END OF PERIOD........................... $     7  $    22  $  20  $  14
                                               =======  =======  =====  =====

  The accompanying notes to financial statements are an integral part of these statements.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1994 AND 1995
            AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
                                (IN THOUSANDS)

1.BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Reporting Entity--Hartman Electrical Manufacturing (the "Company") is a division of Figgie International, Inc. ("Figgie"). The Company, located in Mansfield, Ohio, is a manufacturer and marketer of high current electromechanical relays for critical applications in the military and commercial aerospace markets. The Company specializes in lower volume, highly engineered relays targeted to aerospace original equipment manufacturers and aftermarket users. Due to the nature of the industry they serve, the Company's customer base is highly concentrated. Approximately 86% and 91% of net sales in 1994 and 1995, respectively, were to the Company's ten largest customers. Three customers in 1994 and four customers in 1995 exceeded 10% of net sales. In 1994, customers A, B and C purchased 21.0%, 17.1% and 11.1%, respectively, while in 1995 customers A, B, C and D purchased 27.4%, 13.2%, 11.3% and 10.5%, respectively. Net sales to the U.S. Department of Defense (including prime contractors under U.S. government programs) amounted to 35% and 26% of total net sales in 1994 and 1995, respectively.

  Approximately 13% and 17% of net sales in 1994 and 1995, respectively, were to entities which principally operate outside of the United States.

  The financial statements have been prepared generally as if the Company had operated as a stand-alone entity for all periods presented. The financial information included herein is not necessarily indicative of the financial position and results of operations of the Company in the future. In addition, these financial statements do not reflect any effects of the proposed change in ownership transaction described in Note 12.

  The Company is charged a corporate "debt service" charge from Figgie designed to allocate a portion of Figgie's debt service and general and administrative costs to the Company. Such charges totalled $1,812 for 1994 and 1995.

  The Company has estimated the portion of such charges that relates to debt service and included such amounts ($1,582 in 1994 and 1995) in allocated debt service charges in the accompanying statements of operations. The Company's management believes the allocation method is reasonable; however, this allocated expense is not necessarily indicative of expenses that would have been incurred by the Company on a stand-alone basis. Effective January 1, 1996, Figgie discontinued allocating expenses for debt service costs discussed above due to the proposed transaction in Note 12. An estimate of $906, of which $791 relates to allocated debt service charges, that would have been charged by Figgie to the Company during the six months ended June 30, 1996 has been included in the accompanying statement of operations for the six months ended June 30, 1996.

  Concentration of Credit Risk--Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Receivables from the Company's ten largest customers represent 82% and 78% of total receivables at December 31, 1994 and 1995, respectively.

  Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

  Fair Value of Financial Instruments--The Company has various financial instruments, including cash, accounts receivable, accounts payable, and capital leases. The Company believes that the carrying values of these financial instruments approximate their fair values.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

  Inventories-- Inventories are stated at the lower of first-in, first-out
(FIFO) cost or market. Reserves for excess and obsolete inventories are determined based on historical and projected usage.

  Revenue Recognition--Revenues are generally recognized as finished products are shipped to customers. The Company follows the guidelines of AICPA Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) for certain long-term commercial and governmental contracts. Under the contract method of accounting, the Company's sales are primarily under fixed-price contracts, certain of which require delivery of products over several years. Sales and profit on each contract are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units of delivery method. Revisions of estimated profits on contracts are included in earnings by the reallocation method, which spreads the change in estimate over future deliveries. Any anticipated losses on contracts are charged to earnings when identified. Estimated warranty costs are provided for based on known claims and historical experience.

  Depreciation--Depreciation is computed on the straight-line method over the assets' estimated useful lives, ranging from 15 to 40 years for buildings and improvements and 5 to 10 years for machinery and equipment.

  Research and Development--Research and development costs are expensed as incurred.

  Unaudited Interim Financial Data--The interim financial data relating to the six months ended June 30, 1995 and 1996 are unaudited; however, in the opinion of the Company's management, the interim data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period.

2. INVENTORIES

  Inventories consist of the following:

                                                  DECEMBER 31,
                                                 ----------------   JUNE 30,
                                                  1994     1995       1996
                                                 -------  -------  -----------
                                                                   (UNAUDITED)
   Products in process.......................... $ 2,089  $ 3,475    $ 3,940
   Raw materials, supplies and finished
    components..................................   6,456    6,709      6,110
                                                 -------  -------    -------
   Inventories--gross...........................   8,545   10,184     10,050
   Reserve for excess and obsolete inventory....  (2,913)  (3,192)    (3,547)
                                                 -------  -------    -------
     Total...................................... $ 5,632  $ 6,992    $ 6,503
                                                 =======  =======    =======

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Land.......................................................... $  205 $  205
   Buildings and improvements....................................  1,134  1,134
   Machinery and equipment.......................................  4,131  4,381
   Construction in progress......................................    250    --
                                                                  ------ ------
     Total....................................................... $5,720 $5,720
                                                                  ====== ======

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

4. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                      DECEMBER 31,
                                                      -------------  JUNE 30,
                                                       1994   1995     1996
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
   Compensation and related benefits................. $  617 $  642   $  751
   Taxes other than income...........................    334    335      413
   Estimated losses on uncompleted contracts.........  5,332  3,091    2,465
   Estimated environmental remediation liability.....    --     850      860
   Warranty..........................................    200    200      320
   Other.............................................    336    215      137
                                                      ------ ------   ------
     Total........................................... $6,819 $5,333   $4,936
                                                      ====== ======   ======

5. INCOME TAXES

  The operations of the Company are included in the consolidated tax return of Figgie. The income tax provision included in the statements of operations has been determined as if the Company was a separate taxpayer. Current and deferred tax assets and liabilities are transferred to divisional equity.

  The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                                                    1994    1995
                                                                   -------  ----
   Current........................................................ $(1,654) $  1
   Deferred.......................................................    (111)  495
                                                                   -------  ----
     Total........................................................ $(1,765) $496
                                                                   =======  ====

  The effective income tax rates for the years ended December 31, 1994 and 1995 were 40%. The principle difference between income taxes computed at the federal statutory rate (35%) and the Company's effective income tax rate is state and local income taxes.

  Components of the deferred tax liabilities (assets) included in divisional equity at December 31 were as follows:

                                                               1994     1995
                                                              -------  -------
   Depreciation.............................................. $   214  $   186
   Pension...................................................     537      571
   Inventory basis difference................................  (1,065)  (1,178)
   Estimated losses on uncompleted contracts.................  (2,133)  (1,236)
   Accrued liabilities.......................................    (213)    (508)
   Bad debt reserve..........................................     (40)     (40)
                                                              -------  -------
     Total................................................... $(2,700) $(2,205)
                                                              =======  =======

6. RETIREMENT PLANS

  Hourly employees covered under the Company's collective bargaining agreement participate in a defined benefit pension plan. The plan provides for various levels of benefits based on length of service. The plan is fully funded and no contributions to the plan were required in 1994 and 1995. The plan's assets consist primarily of listed common stocks, corporate and government bonds, real estate investments, and cash and cash equivalents.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

  Net periodic pension income of the defined benefit pension plan consists of the following for the years ended December 31:

                                                                  1994   1995
                                                                  -----  -----
   Service cost--benefits earned during the year................. $  59  $  53
   Interest cost on accumulated benefit obligation...............   190    221
   Actual (return) loss on plan assets...........................   171   (748)
   Net amortization and deferral.................................  (607)   389
                                                                  -----  -----
     Net periodic pension income................................. $(187) $ (85)
                                                                  =====  =====

  The funded status of the defined benefit pension plan and the amounts recognized in the balance sheets at December 31 are as follows:

                                                              1994     1995
                                                             -------  -------
   Fair value of plan assets................................ $ 3,548  $ 4,091
   Actuarial present value of benefit obligation--projected
    and accumulated.........................................  (2,443)  (3,014)
                                                             -------  -------
   Plan assets greater than projected benefit obligation....   1,105    1,077
   Unrecognized net transition asset........................    (521)    (456)
   Unrecognized net loss....................................     670      728
   Unrecognized prior service cost..........................      88       78
                                                             -------  -------
   Prepaid pension asset.................................... $ 1,342  $ 1,427
                                                             -------  -------
   Vested benefits.......................................... $ 2,411  $ 2,970
                                                             -------  -------

  Assumptions used were as follows: discount rate--8.25% in 1994 and 7.50% in 1995; and return on plan assets--10%.

  Eligible salaried employees of the Company participate in a defined benefit pension plan sponsored by Figgie. Plan benefits under this plan are based on employees' earnings during their years of participation in the plan. Amounts allocated by Figgie and charged to expense were $170 and $49 in 1994 and 1995, respectively. In addition, eligible employees may participate in a 401(k) defined contribution plan, also sponsored by Figgie. The Plan does not provide for employer contributions.

7. COMMITMENTS

  The Company has commitments under operating leases primarily for computer and office equipment. Rental expense was $488 in 1994 and $424 in 1995. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $356 in 1996; $263 in 1997; $176 in 1998; and $23 in 1999.

  The Company has commitments under capital leases primarily for machinery and equipment. Future principal payments under these capital leases are as follows:

       Year ending December 31,
         1996............................................................ $  518
         1997............................................................    490
         1998............................................................    127
                                                                          ------
                                                                          $1,135
                                                                          ======

  The net book value of machinery and equipment under capital leases is not significant. Implicit interest rates in the capital leases range from 8.9% to 9.8%.

    HARTMAN ELECTRICAL MANUFACTURING DIVISION OF FIGGIE INTERNATIONAL, INC.

8. RELATED PARTY TRANSACTIONS

  The Company purchases certain component parts from Interstate Electronics, a subsidiary of Figgie. Amounts purchased during the years ended December 31, 1994 and 1995 were $4,670 and $2,005, respectively. Amounts purchased during the six months ended June 30, 1995 and 1996 were $1,367 and $601, respectively.

  During the six month period ending June 30, 1996, the Company transferred equipment with a net book value of $351 to Figgie.

9.DIVISIONAL EQUITY

  Changes in divisional equity, which includes cash advances and allocated costs, were as follows:

   Balance, January 1, 1994............................................ $ 1,414
     Net loss for 1994.................................................  (2,661)
     Net cash transferred from Figgie..................................   4,149
                                                                        -------
   Balance, December 31, 1994..........................................   2,902
     Net income for 1995...............................................     743
     Net cash transferred from Figgie..................................     667
                                                                        -------
   Balance, December 31, 1995..........................................   4,312
     Net income for the six months ended June 30, 1996.................     807
     Net cash transferred from Figgie..................................     351
     Equipment transferred to Figgie...................................    (351)
                                                                        -------
   Balance, June 30, 1996.............................................. $ 5,119
                                                                        =======

10.NON-RECURRING CHARGE

  The non-recurring charge in 1994 represents the write-off of test equipment. This equipment was developed for the purpose of testing relays in a more efficient manner. Management determined in 1994 that the equipment was not effective.

11.CONTINGENCIES

  In 1995, the Company recorded an estimated liability of $850 for environmental remediation and compliance costs related to its facility in Mansfield, Ohio. Management believes that the actual outcome of any remediation and compliance costs in excess of the recorded liability would not have a material effect on the financial condition, results of operations or cash flows of the Company.

12.SUBSEQUENT EVENT

  On July 2, 1996, Communications Instruments, Inc. ("CII") acquired certain assets and assumed certain liabilities of the Company for approximately $12,000. The pension plan assets and obligations described in Note 6 will remain with Figgie, the plan sponsor, as well as certain other assets and liabilities including, but not limited to, land, buildings and environmental related liabilities.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFERING COVERED HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Consolidated Financial Data......................................   5
Risk Factors.............................................................   7
The Company..............................................................  13
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Information..............................  18
Pro Forma Condensed Consolidated Financial Information...................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  36
Management...............................................................  48
Ownership of Common Stock................................................  54
Certain Relationships and Related Transactions...........................  54
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  60
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  62
Index to Financial Statements............................................ F-1

                                ---------------

 UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIP-TION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         [LOGO] CII TECHNOLOGIES (TM)

                                3,500,000 SHARES

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS
                                        , 1996

                                ---------------

                            WILLIAM BLAIR & COMPANY

                                  FURMAN SELZ

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an itemization of the estimated costs expected to be incurred in connection with the offer and sale of the securities registered hereby.

   Securities Act Registration Fee.................................. $   15,267
   NASD Filing Fee..................................................      4,928
   Nasdaq National Market Listing Fee...............................     33,750
   Transfer Agent Fee...............................................      1,500
   Printing and Engraving Expenses..................................    158,000
   Legal Fees and Expenses..........................................    380,000
   Accounting Fees and Expenses.....................................    402,000
   Blue Sky Fees and Expenses.......................................     15,000
   Miscellaneous....................................................    389,555
                                                                     ----------
     Total.......................................................... $1,400,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation limits the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

  Under the Restated Certificate of Incorporation of the Registrant and under its Amended and Restated Bylaws, the Registrant shall have the power to indemnify its officers, directors, employees and agents to the full extent permitted by the laws of the State of Delaware.

  The Registrant maintains insurance, at its expense, to protect any director or officer of the Registrant against certain expenses, liabilities or losses.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  (a) Securities sold:

  (i) On May 11, 1993, as part of the CII Acquisition, the Registrant issued to CII Associates, L.P. (the "Partnership") 2,150,000 shares of Common Stock and 40,000 shares of Cumulative Redeemable Preferred Stock for a total consideration of $860,000 and $2,000,000, respectively.

  (ii) Also in connection with the CII Acquisition on May 11, 1993, Ramzi A. Dabbagh, Alan Gordon, G. Daniel Taylor and John Flanagan subscribed for and purchased 50,000, 25,000, 100,000 and 75,000 shares, respectively of Common Stock of the Company for purchases price of $20,000, $10,000, $40,000 and $30,000, respectively.

  (iii) On May 11, 1993 the Company issued a subordinated promissory note due May 31, 2003 in the principal amount of $4,000,000 and one-half of the unpaid principal of such note is due on each of May 31, 2002 and May 31, 2003.

  (iv) On May 17, 1994 and May 23, 1995 Michael A. Steinback purchased 25,000 shares of Common Stock and the consideration for each such purchase was $10,000.

  (v) On October 11, 1995 the Company issued to the Partnership 40,000 shares of Cumulative Redeemable Preferred Stock Series A for a total consideration of $2,000,000.

  (vi) On October 11, 1995 the Company issued a subordinated promissory note due October 11, 2005 in the principal amount of $1,700,000 and one-half of the unpaid principal of such note is due on each of October 11, 2004 and October 11, 2005.

  (vii) On December 1, 1995, Ramzi Dabbagh, Michael Steinback and David Henning each purchased 25,000 shares of Common Stock for $11,400. On such date, Theodore Anderson also purchased 12,500 shares of Common Stock for $5,700 and Gary L. McGill, Jeffrey W. Boyce and Raymond McClinton purchased 4,165, 4,165 and 4,170 shares, respectively, for purchase prices of $1,899, $1,899 and $1,902, respectively.

  (b) Underwriters and other purchasers

  None.

  (c) Consideration

  See (a) above.

  (d) Exemption from registration claimed

  The foregoing securities were not offered or sold in transactions involving any public offering in the United States and, accordingly, were exempt from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

     +1    --Form of Underwriting Agreement.
      3.1  --Form of Second Amended and Restated Certificate of Incorporation.
      3.2  --Form of Amended and Restated Bylaws.
     +4    --Form of Common Stock Certificate.
     *5    --Opinion of Simpson Thacher & Bartlett (a partnership which includes professional corporations) regarding the legality of the
            Common Stock being registered.
    +10.1  --Management Subscription Agreements between the Company and Messrs.
            Dabbagh, Gordon, Taylor and Flanagan.
    +10.2  --Subscription Agreements between the Company and Messrs. Dabbagh,
            Steinback, Henning, Anderson, Jr., McGill, Boyce and McClinton.
    +10.3  --Registration Rights Agreement between the Company and CII
            Associates, L.P.
    +10.5  --Employment Agreement with Ramzi Dabbagh.
    +10.6  --Employment Agreement with G. Daniel Taylor.
    +10.7  --Employment Agreement with Douglas Campbell.
    +10.8  --Employment Agreement with Michael Steinback.
    +10.9  --Employment Agreement with David Henning.
    +10.10 --Stock Subscription and Purchase Agreement dated as of September
            20, 1995, by and among CII, Kilovac Corporation and the
            stockholders and optionholders of Kilovac Corporation named therein.
   +10.11  --Second Amended and Restated Loan and Security Agreement dated as of July 2, 1996 among CII, the financial institutions named therein
            (the "Lenders") and Bank of America Illinois as agent for the
            Lenders.
   +10.12  --Asset Purchase Agreement dated as of June 27, 1996 between
            Communications Instruments Inc. and Figgie International Inc.
    +10.13 --Environmental Remediation and Escrow Agreement, dated as of July
            2, 1996.
    +10.14 --Lease Agreement dated as of July 2, 1996 by and between Figgie
            Properties, Inc. and Communications Instruments, Inc. dba Hartman
            Division of CII Technologies Inc.
    +10.15 --Form of CII Technologies Inc. 1996 Management Stock Plan.
    +10.16 --First Amendment to Stock Subscription and Purchase Agreement dated as of August 26, 1996, by and among the Company, CII, Kilovac and the Selling Shareholders.
    +11    --Statement re computation of pro forma per share earnings.
    +21    --Subsidiaries of Registrant.
     23.1  --Consent of Deloitte & Touche LLP.
    *23.2  --Consent of Simpson Thacher & Bartlett (included in Exhibit 5).
    +24    --Powers of Attorney (included in the signature pages of this registration statement)
    +27.1  --Financial Data Schedule

--------
*To be filed by amendment.
+ Previously filed.

  (b) Financial Statement Schedules:

    I. Condensed Financial Information of Registrant.

                                                                      SCHEDULE I

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

                     INDEX TO FINANCIAL STATEMENT SCHEDULES


                                                                         PAGE(S)
                                                                         -------
   I. CONDENSED FINANCIAL INFORMATION OF REGISTRANT.....................  II-5
     Notes to Condensed Financial Information of Registrant.............  II-8

  Schedules not filed herewith are omitted because of the absence of conditions under which they are required or because the information called for is shown in the Consolidated Financial Statements or Notes thereto.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

         CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------  -------
                                     ASSETS
CURRENT ASSETS:
  Income tax receivable........................................ $   60  $    59
  Current deferred tax asset...................................    249      455
                                                                ------  -------
    Total current assets.......................................    309      514
INVESTMENT IN SUBSIDIARY.......................................  7,862   10,538
                                                                ------  -------
    Total...................................................... $8,171  $11,052
                                                                ======  =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Payable due to subsidiary.................................... $  256  $   304
  Accrued interest.............................................    615    1,141
                                                                ------  -------
    Total current liabilities..................................    871    1,445
LONG-TERM DEBT.................................................  5,750    7,450
CUMULATIVE REDEEMABLE PREFERRED STOCK..........................  2,287    4,497
COMMON STOCK SUBJECT TO PUT OPTIONS............................    100      165
STOCKHOLDERS' EQUITY:
  Common stock.................................................      9        9
  Additional paid-in capital...................................     38      758
  Accumulated deficit..........................................   (873)  (3,236)
  Currency translation loss....................................    (11)     (36)
                                                                ------  -------
    Total...................................................... $8,171  $11,052
                                                                ======  =======


                  See notes to condensed financial statements.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

         CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                            YEAR ENDED
                                      MAY 11, 1993   -------------------------
                                     TO DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                          1993           1994         1995
                                     --------------- ------------ ------------
INTEREST EXPENSE....................      $ 358         $ 554       $   689
OTHER EXPENSE.......................        --            --              8
                                          -----         -----       -------
LOSS BEFORE EQUITY IN INCOME (LOSS)
 OF SUBSIDIARY AND INCOME TAXES.....       (358)         (554)         (697)
INCOME TAX EXPENSE (BENEFIT)........        142           208           264
                                          -----         -----       -------
LOSS BEFORE EQUITY IN INCOME (LOSS)
 OF SUBSIDIARY......................       (216)         (346)         (433)
EQUITY IN INCOME (LOSS) OF
 SUBSIDIARY.........................       (642)          618        (1,720)
                                          -----         -----       -------
NET INCOME (LOSS)...................      $(858)        $ 272       $(2,153)
                                          =====         =====       =======




                  See notes to condensed financial statements.

                     CII TECHNOLOGIES INC. AND SUBSIDIARIES

         CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                             YEAR ENDED
                                       MAY 11, 1993   -------------------------
                                      TO DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                           1993           1994         1995
                                      --------------- ------------ ------------
NET CASH USED IN OPERATING
 ACTIVITIES..........................     $  (121)       $ (160)     $  (114)
NET CASH USED IN INVESTING
 ACTIVITIES--
  Acquisition of Common Stock of
   Communications Instruments, Inc...      (7,904)          --        (3,700)
NET CASH PROVIDED BY FINANCING
 ACTIVITIES:
  Proceeds from issuance of debt.....       5,750           --         1,700
  Proceeds from issuance of preferred
   stock.............................       2,000           --         2,000
  Proceeds from issuance of common
   stock.............................         144           --            56
  Borrowings from subsidiary.........         121           135           48
  Receipt on stock subscription
   note..............................          10            25           10
                                          -------        ------      -------
NET INCREASE (DECREASE) IN CASH......         --            --           --
CASH, BEGINNING OF PERIOD............         --            --           --
                                          -------        ------      -------
CASH, END OF PERIOD..................     $   --         $  --       $   --
                                          =======        ======      =======




                  See notes to condensed financial statements.

                    CII TECHNOLOGIES INC. AND SUBSIDIARIES

        CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

            NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1. BASIS OF PRESENTATION

  The Condensed Financial Information of Registrant reflects the financial statements of CII Technologies Inc. with its subsidiaries, Communications Instruments, Inc. Kilovac Corporation, Kilovac International FSC Limited and Electro-Mech, S.A. DE C.V., presented on the equity method of accounting in order to comply with the requirements of Schedule I of the Form S-1 to be filed with the Securities and Exchange Commission.

2. LONG-TERM DEBT

  See Note 5 of the Notes to Consolidated Financial Statements.

3. CUMULATIVE REDEEMABLE PREFERRED STOCK AND COMMON STOCK SUBJECT TO PUT
   OPTIONS

  See Note 11 of the Notes to Consolidated Financial Statements.

4. COMMITMENTS AND CONTINGENCIES

  See Note 8 of the Notes to Consolidated Financial Statements.

5. CASH DIVIDENDS PAID TO REGISTRANT

  For the fiscal years ending December 31, 1993, 1994 and 1995, CII Technologies Inc. did not receive any dividends.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Representatives of the Underwriters at the closing specified in the Underwriting Agreement certificates for Common Stock in such denominations and registered in such names as required by the Representatives of the Underwriters to permit prompt delivery to each purchaser of Common Stock.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FAIRVIEW, STATE OF NORTH CAROLINA, ON OCTOBER 2, 1996.

                                          CII Technologies Inc.

                                                  /s/ Ramzi A. Dabbagh
                                          By __________________________________
                                                    RAMZI A. DABBAGH
                                           CHAIRMAN OF THE BOARD OF DIRECTORS
                                               AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 2, 1996.

              SIGNATURE                                TITLE

        /s/ Ramzi A. Dabbagh              Chairman of the Board of Directors,
-------------------------------------      and Chief Executive Officer and
          RAMZI A. DABBAGH                 Director (principal executive
                                           officer)

        /s/ G. Daniel Taylor*             Executive Vice President of Business
-------------------------------------      Development and Director
          G. DANIEL TAYLOR

         /s/ David Henning*               Chief Financial Officer (principal
-------------------------------------      financial and accounting officer)
            DAVID HENNING

      /s/ Michael A. Steinback*           President of Communications
-------------------------------------      Instruments Inc. and Director
        MICHAEL A. STEINBACK

        /s/ Douglas Campbell*             President of Kilovac Division and
-------------------------------------      Director
          DOUGLAS CAMPBELL

              SIGNATURE                                TITLE

     /s/ Michael S. Bruno, Jr.*           Director
-------------------------------------
        MICHAEL S. BRUNO, JR.

         /s/ Daniel A. Dye*               Director
-------------------------------------
            DANIEL A. DYE

        /s/ John P. Flanagan*             Director
-------------------------------------
          JOHN P. FLANAGAN

       /s/ Donald E. Dangott*             Director
-------------------------------------
          DONALD E. DANGOTT

--------
*By signing his name hereto, Ramzi A. Dabbagh signs this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons.

                                                   /s/ Ramzi A. Dabbagh
                                          By: _________________________________
                                                     ATTORNEY IN FACT

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                       PAGE
 -------                  ----------------------                   ------------
   +1    --Form of Underwriting Agreement.
    3.1  --Form of Second Amended and Restated Certificate of
          Incorporation.
    3.2  --Form of Amended and Restated Bylaws.
   +4    --Form of Common Stock Certificate.
   *5    --Opinion of Simpson Thacher & Bartlett (a partnership
          which includes professional corporations) regarding
          the legality of the Common Stock being registered.
  +10.1  --Management Subscription Agreements between the
          Company and Messrs. Dabbagh, Gordon, Taylor and
          Flanagan.
  +10.2  --Subscription Agreements between the Company and
          Messrs. Dabbagh, Steinback, Henning, Anderson, Jr.,
          McGill, Boyce and McClinton.
  +10.3  --Registration Rights Agreement between the Company and
          CII Associates, L.P.
  +10.5  --Employment Agreement with Ramzi Dabbagh.
  +10.6  --Employment Agreement with G. Daniel Taylor.
  +10.7  --Employment Agreement with Douglas Campbell.
  +10.8  --Employment Agreement with Michael Steinback.
  +10.9  --Employment Agreement with David Henning.
  +10.10 --Stock Subscription and Purchase Agreement dated as of
          September 20, 1995, by and among CII, Kilovac
          Corporation and the stockholders and optionholders of
          Kilovac Corporation named therein.
 +10.11  --Second Amended and Restated Loan and Security
          Agreement dated as of July 2, 1996 among CII, the
          financial institutions named therein (the "Lenders")
          and Bank of America Illinois as agent for the Lenders.
 +10.12  --Asset Purchase Agreement dated as of June 27, 1996 between Communications Instruments Inc. and Figgie
          International Inc.
  +10.13 --Environmental Remediation and Escrow Agreement, dated as of July 2, 1996.
  +10.14 --Lease Agreement dated as of July 2, 1996 by and
          between Figgie Properties, Inc. and Communications
          Instruments, Inc. dba Hartman Division of CII
          Technologies Inc.
  +10.15 --Form of CII Technologies Inc. 1996 Management Stock
          Plan.
  +10.16 --First Amendment to Stock Subscription and Purchase
          Agreement dated as of August 26, 1996, by and among
          the Company, CII, Kilovac and the Selling
          Shareholders.
  +11    --Statement re computation of pro forma per share
          earnings.
  +21    --Subsidiaries of Registrant.
   23.1  --Consent of Deloitte & Touche LLP.
  *23.2  --Consent of Simpson Thacher & Bartlett (included in
          Exhibit 5).
  +24    --Powers of Attorney (included in the signature pages
          of this registration statement)
  +27.1  --Financial Data Schedule

-------
*To be filed by amendment.
+ Previously filed.